AngloGold Ashanti Obuasi Technical Report Summary - effective date 31 December 2023            Exhibit 19.15.7
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Technical Report Summary
Obuasi
A Life of Mine Summary Report

Effective date: 31 December 2023

As required by § 229.601(b)(96) of Regulation S-K as an exhibit to AngloGold Ashanti's Annual Report on Form 20-F pursuant to Subpart 229.1300 of Regulation S-K - Disclosure by Registrants Engaged in Mining Operations (§ 229.1300 through § 229.1305).
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AngloGold Ashanti Obuasi Technical Report Summary - effective date 31 December 2023
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Date and Signatures Page
This report is effective as of 31 December 2023.
Where the registrant (AngloGold Ashanti plc) has relied on more than one Qualified Person to prepare the information and documentation supporting its disclosure of Mineral Resource or Mineral Reserve, the section(s) prepared by each qualified person has been clearly delineated.
AngloGold Ashanti has recognised that in preparing this report, the Qualified Person(s) may have, when necessary, relied on information and input from others, including AngloGold Ashanti. As such, the table below lists the technical specialists who provided the relevant information and input, as necessary, to the Qualified Person to include in this Technical Report Summary. All information provided by AngloGold Ashanti has been identified in Section 25: Reliance on information provided by the registrant in this report.
The registrant confirms it has obtained the written consent of each Qualified Person to the use of the person's name, or any quotation from, or summarisation of, the Technical Report summary in the relevant registration statement or report, and to the filing of the Technical Report Summary as an exhibit to the registration statement or report. The written consent only pertains to the particular section(s) of the Technical Report Summary prepared by each Qualified Person. The written consent has been filed together with the Technical Report Summary exhibit and will be retained for as long as AngloGold Ashanti relies on the Qualified Person’s information and supporting documentation for its current estimates regarding Mineral Resource or Mineral Reserve.
MINERAL RESOURCE QUALIFIED PERSON        Eric Kofi Owusu Acheampong

Sections prepared: 1 - 11, 20 - 25 /s/ Eric Kofi Owusu Acheampong

MINERAL RESERVE QUALIFIED PERSON        Douglas Atanga

Sections prepared: 1, 12-19, 21 - 25                 /s/ Douglas Atanga

Responsibility                        Technical Specialist
Estimation                            Linda Acheampong
Evaluation QA/QC                        Samuel Fianko
Exploration                            Raymond Trornu
Geological Model                        Samuel Fianko
Geology QA/QC                        Bruno Ansah
Geotechnical Engineering                    Dawuda Konadu
Hydrogeology                            Philip Nyoagbe
Mineral Resource Classification                Linda Acheampong
Environmental and Permitting                George Owusu-Ansah
Financial Model                        Ishmael Kusi
Infrastructure                            Eric Broni
Legal                                Araba Attua-Afari
Metallurgy                            Kwaku Buahin
Mine Planning                            Douglas Atanga
Mineral Reserve Classification                Douglas Atanga

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AngloGold Ashanti Obuasi Technical Report Summary - effective date 31 December 2023
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Consent of Qualified Person
I, Eric Kofi Owusu Acheampong, in connection with the Technical Report Summary for “Obuasi, A Life of Mine Summary Report” dated 31 December 2023 (the “Technical Report Summary”) as required by Item 601(b)(96) of Regulation S-K and filed as an exhibit to AngloGold Ashanti plc’s (“AngloGold Ashanti”) annual report on Form 20-F for the year ended 31 December 2023 and any amendments or supplements and/or exhibits thereto (collectively, the “Form 20-F”) pursuant to Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“1300 Regulation S-K”), consent to:
▪the public filing and use of the Technical Report Summary as an exhibit to the Form 20-F;
▪the use of and reference to my name, including my status as an expert or “Qualified Person” (as defined in 1300 Regulation S-K) in connection with the Form 20-F and Technical Report Summary;
▪any extracts from, or summary of, the Technical Report Summary in the Form 20-F and the use of any information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that is included or incorporated by reference into the Form 20-F; and
▪the incorporation by reference of the above items as included in the Form 20-F into AngloGold Ashanti's registration statement on Form S-8 (Registration No. 333-274681) (and any amendments or supplements thereto).

Date: 25 April 2024

/s/ Eric Kofi Owusu Acheampong

Eric Kofi Owusu Acheampong

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AngloGold Ashanti Obuasi Technical Report Summary - effective date 31 December 2023
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Consent of Qualified Person
I, Douglas Atanga, in connection with the Technical Report Summary for “Obuasi, A Life of Mine Summary Report” dated 31 December 2023 (the “Technical Report Summary”) as required by Item 601(b)(96) of Regulation S-K and filed as an exhibit to AngloGold Ashanti plc’s (“AngloGold Ashanti”) annual report on Form 20-F for the year ended 31 December 2023 and any amendments or supplements and/or exhibits thereto (collectively, the “Form 20-F”) pursuant to Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“1300 Regulation S-K”), consent to:
▪the public filing and use of the Technical Report Summary as an exhibit to the Form 20-F;
▪the use of and reference to my name, including my status as an expert or “Qualified Person” (as defined in 1300 Regulation S-K) in connection with the Form 20-F and Technical Report Summary;
▪any extracts from, or summary of, the Technical Report Summary in the Form 20-F and the use of any information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that is included or incorporated by reference into the Form 20-F; and
▪the incorporation by reference of the above items as included in the Form 20-F into AngloGold Ashanti's registration statement on Form S-8 (Registration No. 333-274681) (and any amendments or supplements thereto).

Date: 25 April 2024

/s/ Douglas Atanga

Douglas Atanga

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AngloGold Ashanti Obuasi Technical Report Summary - effective date 31 December 2023
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AngloGold Ashanti Obuasi Technical Report Summary - effective date 31 December 2023
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AngloGold Ashanti Obuasi Technical Report Summary - effective date 31 December 2023
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List of Figures

Map showing the location, infrastructure and mining licence area for Obuasi gold mine. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.	16
Stratigraphic column of the southwest part of Ghana (Perrouty et al., 2012)	22
A typical S-N geological cross-section (looking West) of Obuasi mine’s Block 2, through Anyinam and Côte d’Or pit, showing Côte d’Or and Obuasi Main lodes, elevation in metres Relative Level (mRL)	23
A typical S-N geological cross-section (Looking West) through Obuasi mine’s Block 10 deposit, elevation in mRL	23
S-N Section showing the underground areas with the locations of drill holes, shafts, declines and development (in local grid, looking west).	28
Rainfall and pumping	29
Underground isotopic plots	30
Obuasi monitoring wells and infrastructure	32
Geotechnical logging/mapping data coverage within the mining blocks (long section looking true west)	34
Certified reference material AMIS0867 (2023)	39
Certified reference material SL-61 (2023)	40
Certified reference material SP-59 (2023)	40
Certified reference material SQ-88 (2023)	41
Coarse blank material (2023)	41
Pulp duplicate HARD graph	42
Check assay graph (SGS Laboratory vs Intertek Laboratory)	42
Example of TOS Design for Block 8L: S-Secondary Stope, P-Primary Stope - long section view	59
Example of LRS design in Block 1 - long section view	59
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Example of MSLOS in Block 11 – isometric view	59
Obuasi in situ stress measurement locations – long section view (looking in a true west direction)	61
Relationship of principal stress with depth	62
WASM AE stress measurements: pole plot	62
Underground pastefill reticulation geometry – long section view (looking true west)	64
Obuasi mine outline – long section view (looking true west)	66
A schematic representation of the South Treatment Plant	68
Obuasi Mineral Reserve sensitivity on key value drivers	81
A typical S-N vertical section (in local coordinates) for Block 10 comparing the 2022 gold grade estimates (left) with the 2023 gold grade estimates (right) for an area upgraded from Inferred to Indicated Mineral Resource	86
List of Tables

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AngloGold Ashanti Obuasi Technical Report Summary - effective date 31 December 2023
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1.Executive Summary
1.1Property description including mineral rights
The Obuasi gold mine (Obuasi) is 100% owned by AngloGold Ashanti plc (AngloGold Ashanti) and is a production stage property. All required mineral rights to the property are held by the Company. The mine, which is an underground operation, has been in operation since 1897 (more than 120 years). AngloGold Ashanti assumed ownership and operation of the mine since 2004.
The mine is in the Obuasi municipality, in the Ashanti region of Ghana and is about 240km northwest of the capital, Accra, and 60km south of Kumasi. The coordinates for the Obuasi South Processing Plant are 197,605.31E 165,901.46N (in Ghana metre grid). Refer to Section 3.1 for a map showing the location, infrastructure and mining licence area for Obuasi gold mine.
With a mining history dating back to 1897, the Obuasi mine has seen various owners and operators over the years. In 2004, the current operator took charge after the merger of AngloGold Limited of South Africa and the Ashanti Goldfields Company Limited of Ghana. However, the mine faced challenges in the years leading up to 2014, as outdated methodologies and deteriorating infrastructure hindered its performance.
In November 2014, the mine entered a limited operating phase recognising the need for significant infrastructure improvements to enhance productivity and utilisation metrics. At this time, a FS was initiated that aimed to determine more optimum mining methods and schedules based on modern mechanised mining methods and refurbishment of underground, surface, and process plant infrastructure. It was recognised that a significant rationalisation and/or replacement of the current infrastructure was needed to enable the delivery of improved utilisation and productivity metrics.
During this period, the mine operated in a limited capacity, primarily focusing on the development of the Obuasi deeps decline (ODD) and underground drilling. AngloGold Ashanti (Ghana) declared force majeure on 9 February 2016 with the incursion of Illegal mining activities on 5 February 2016, but law and order were restored with the arrival of the military and police in October 2016. The force majeure condition was lifted in mid-February 2017, and it is deemed that there is a low probability of this re-occurring. The FS progressed, and in 2017, a positive assessment was completed, indicating strong technical and economic viability for a 20-year lifespan. In 2018, approval was granted by the AngloGold Ashanti board and the government of Ghana to proceed with the project.
Redevelopment efforts commenced in late 2018, and by the fourth quarter of 2019, the mine achieved its first gold pour. Phase 1 of the redevelopment project, focusing on construction and mine development, was completed by September 2020, enabling the mine to begin commercial production on 1 October 2020. Phase 2, which concentrated on further construction and development, concluded in 2021. Currently, Phase 3 is in progress, aiming to establish the necessary infrastructure to support the planned increase in production. Phase 1 of production saw a ramp-up to 2,000 tonnes per day (tpd) in 2020. However, the planned increase to 4,000tpd in 2021 faced setbacks due to the suspension of underground mining activities following a fatality resulting from a sill pillar failure in May 2021.
In response to this incident, a thorough examination of the mining and ground management plans was undertaken by an internal team, supported by independent third-party Australian Mining Consultants (AMC). This review led to the implementation of a comprehensive set of protocols to enhance the existing operating procedures. As a result, underground ore mining was able to resume in October 2021. Since then, production has steadily progressed, with an average underground ore delivery to the processing plant of over 3,000tpd recorded during the second half of 2022. During 2023 ore production averaged 2,680tpd with significant effort geared towards mitigating difficult ground conditions and improving on mine development to create the needed production flexibility.
The Obuasi concession previously covered an area of 474.27km2 and had 80 communities within a 30km radius of the mine. This was reduced to 201km2 in March 2016 and subsequently reduced to 141.22km2 in January 2021. This 141.22km2 comprises three mining leases including the Obuasi mining lease covering 87.48km2, the Binsere 1 mining lease covering 29.03km2 and the Binsere 2 mining lease covering 24.71km2. The Obuasi mining lease will expire on 4 March 2054 and the Binsere leases on 8
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April 2028. The leases are covered by a development agreement and tax concession agreement with the Government of Ghana, and all leases are renewable.
1.2Ownership
Obuasi is owned and operated by AngloGold Ashanti (Ghana) Limited (AngloGold Ashanti (Ghana)), which is a wholly-owned subsidiary of AngloGold Ashanti plc.
1.3Geology and mineralisation
Situated in the southwestern region of Ghana, the mine is located within the Obuasi concession area. It lies along the northeasterly Ashanti volcanic belt, which is recognised as one of the most notable Proterozoic gold belts uncovered thus far. The Ashanti belt is predominantly composed of sedimentary and volcanic rocks, making it the most prominent among the five Birimian Supergroup gold belts found in Ghana.
Approximately two billion years ago, the Birimian underwent deformation, metamorphism, and intrusion by syn- and post-tectonic granitoids during the Eburnean tectonothermal event. The dominant folding trends within this geological formation are oriented towards the north-northeast to the northeast. Amidst the Birimian system, elongated basins formed during the syn-Birimian period and were subsequently filled with Tarkwaian molasse sediments, primarily consisting of conglomerates, quartzose and arkosic sandstones, as well as minor shale units. Extensive faulting has occurred along these same trends. The Lower Birimian metasediments and metavolcanics are characterised by argillaceous and fine to intermediate arenaceous rocks. This includes phyllites, metasiltstones, metagreywackes, tuffaceous sediments, ash tuffs, and hornstones, listed in decreasing order of significance. In the vicinity of shear zones, these rocks are replaced by sericitic, chloritic, and carbonaceous schists, occasionally exhibiting graphitic features. Multiple lodes are commonly observed within this geological context. Mineralised shears are found near the contact zone between harder metamorphosed and metasomatically altered intermediate to basic Upper Birimian volcanics. The contrast in competency between the more rigid metavolcanic rocks to the east and the more argillaceous rocks to the west is believed to have created a zone of weakness. This zone subsequently underwent shearing and thrusting during periods of compressional phases within the crustal movement.
Gold mineralisation is associated with, and occurs within graphite-chlorite-sericite fault zones. These shear zones are commonly associated with pervasive silica, carbonate and sulphide hydrothermal alteration and occur in tightly folded Lower Birimian schists, phyllites, metagreywackes, and tuffs, along the eastern limb of the Kumasi anticlinorium.
Two main ore types are present, namely quartz vein and sulphide ore. The quartz vein type consists mainly of quartz with free gold in association with lesser amounts of various metal sulphides containing iron, zinc, lead and copper. This ore type is generally non-refractory. The sulphide ore type is characterised by the inclusion of gold in the crystal structure of arsenopyrite minerals. Higher gold grades tend to be associated with finer-grained arsenopyrite crystals. The sulphide ore is generally refractory.
1.4Status of exploration, development and operations
Obuasi is a production stage property. Exploration, development, and operations recommenced in 2019 as part of the redevelopment project and production ramped up to 2,000tpd in 2020. These activities were temporarily halted in May 2021 due to the sill pillar failure incident. Development and exploration were gradually restarted again in August 2021 and underground ore mining steadily resumed in October 2021. In 2022, production gradually ramped up to 4,000tpd, and exploration activities continued as planned. Surface exploration drilling activities targeting underground Mineral Resource in the Côte d'Or reef (at the eastern flank of the Obuasi main system) have been undertaken throughout 2023 together with extensive underground Mineral Resource conversion (Inferred to Indicated Mineral Resource) drilling at Sansu, Block 8 and Block 10.
1.5Mining methods
Obuasi is an underground operation utilising both vertical shafts and declines as main access routes to the underground workings. The mine has seen extensive historical mining activities with varying applications of different mining methods to date. The current life of mine (LOM) design employs mostly
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the long hole open stoping (LHOS) mining method for ore extraction. LHOS is a highly selective and productive method of mining that can be employed for orebodies of varying thicknesses and dips. The main distinct variations of the LHOS used at Obuasi are longitudinal retreat stoping (LRS), and transverse open stoping (TOS). The blind upper stoping (BUS) is a form of LRS or TOS used for partial sill pillar recovery. In the TOS mining method, the primary stopes are designed to be filled with paste enabling the secondary stopes to be blasted against competent ground thus minimising dilution, while the secondary stopes are to be filled preferably with unconsolidated waste rock. The secondary stopes can also be filled with paste, however, the use of unconsolidated waste rock allows for co-disposing of underground development waste with the added benefit of cost savings from trucking waste to the surface.
1.6Mineral processing
Existing infrastructure includes a 2.2Mtpa processing plant with flotation and Bacterial Oxidation (BIOX®) process for double refractory ore. A single-stage primary jaw crushing with the product feeding a primary semi-autogenous grinding (SAG) and ball mills via a transfer emergency stockpile station fitted with underneath feeders. The milling circuit is in a close circuit with the cyclones whose overflow feeds the conventional flotation while the underflow is split into three streams feeding the gravity, flash flotation, and third portion bleeding off back to the Ball mill.
A regrind Vertimill® is incorporated to further increase the surface area of the flash flotation concentrate product. The combined flotation concentrates are subjected to the BIOX process before leaching at the carbon-in-leach (CIL). The elution and gold room process then follows the BIOX process with conventional leaching for the carbon adsorption and desorption process.
The gravity gold recovery system is also integrated with Knelson concentrators and inline leach reactors (ILR). The BIOX-washed waste liquor with its low pH and arsenic content is stabilised through a double-stage lime neutralisation process before joining the CIL residues to the BIOX tailings storage facility (BTSF). A portion of the cyanide-free tailings from the conventional flotation circuit is processed through the pastefill plant for underground void backfilling and the excess is stored separately in the Sansu South Tailings storage facility (STSF). Decant return water from both tailings storage facilities (TSFs) is treated to a regulatory-compliant level before discharge.
1.7Mineral Resource and Mineral Reserve estimates
The exclusive Mineral Resource is reported as exclusive of the in situ component of the Mineral Reserve and includes that portion of the Mineral Resource which was not converted to Mineral Reserve. Further study and design, change in costs and/or gold price is required to develop economic extraction plans for the exclusive Mineral Resource. A large proportion of the exclusive Mineral Resource is Inferred Mineral Resource and will require Mineral Resource definition drilling to upgrade to an Indicated Mineral Resource.
As per AngloGold Ashanti’s Guidelines for the reporting of the Mineral Resource and Mineral Reserve (hereinafter referred to as the Guidelines for Reporting), the exclusive Mineral Resource is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
The exclusive Mineral Resource at Obuasi is comprised of 7% open pit and 93% underground. Of the underground exclusive Mineral Resource, Côte d’Or makes up 30% of which 100% is Inferred Mineral Resource. Block 2 makes up 15% of the underground exclusive Mineral Resource, of which 85% of the exclusive Mineral Resource is classified as Indicated Mineral Resource. Block 8 makes up 12% of the underground exclusive Mineral Resource, of which 87% is classified as Indicated and Measured Mineral Resource. Blocks 1, 11, 14, Adansi and Sansu account for the remaining 36% of the underground exclusive Mineral Resource at Obuasi.

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Exclusive gold Mineral Resource

Obuasi		Tonnes	Grade	Contained gold
at 31 December 2023	Category	million	g/t	tonnes	Moz
	Measured	3.47	7.77	26.97	0.87
	Indicated	28.83	6.95	200.23	6.44
	Measured & Indicated	32.30	7.03	227.20	7.30
	Inferred	35.37	8.48	299.94	9.64
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. All figures are expressed on an attributable basis unless otherwise indicated. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
1.All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
2.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
3.The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material.
4.Property currently in a production stage.
5.Based on a gold price of $1,750/oz.
6.In 2023, a metallurgical recovery factor of 88% was applied to the underground.
7.In 2023, a cut-off grade of 1.07g/t was applied to the open pit, and a cut-off grade range from 3.79g/t to 4.49g/t (varying according to area) was applied to the underground.

The Mineral Reserve for Obuasi at 31 December 2023 totals 22.83Mt at 9.68g/t for 7.11Moz, consisting of 3.79Mt at 10.12g/t for 1.23Moz Proven Mineral Reserve, and 19.03Mt at 9.60g/t for 5.87Moz Probable Mineral Reserve.
Gold Mineral Reserve

Obuasi		Tonnes	Grade	Contained gold
at 31 December 2023	Category	million	g/t	tonnes	Moz
	Proven	3.79	10.12	38.40	1.23
	Probable	19.03	9.60	182.63	5.87
	Total	22.83	9.68	221.03	7.11
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. All figures are expressed on an attributable basis unless otherwise indicated. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
1.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
2.The Mineral Reserve tonnages and grades are estimated and reported as delivered to the plant (i.e., the point where material is delivered to the processing facility).
3.Property currently in a production stage.
4.Based on a gold price of $1,400/oz.
5.In 2023, a metallurgical recovery factor of 88% was applied to the underground.
6.In 2023, a cut-off grade range from 4.74g/t to 5.61g/t was applied to the underground (varying according to area).
1.8Summary capital and operating cost estimates
The key capital cost expenditure relates to Ore Reserve development (ORD), surface and underground infrastructure development, mining fleet replacement, new TSF, Brownfield exploration and site process water improvement projects. Total capital cost is estimated at $2,128M. non-sustaining capital expenditure of about $176M is associated with the Dokyiwaa TSF, the ODD and the Obuasi Phase 3 redevelopment project items.
Mining costs are based on the 2022 second half-year agreed rates with the mining contractor, Underground Mining Alliance (UMA), with variable cost reduced by 5%, as advised by group procurement and include owner geology and mine technical costs. Mining operating cost averages about $77.77/t for the first five years but an overall average of $59.31/t over the LOM. However, this varies from block to block depending on location and mining method. Processing costs have been determined based on the total material to be milled and include fixed costs associated with the operations of the processing plant. The milling cost is estimated to be $35.04/t over the LOM. General and administration (G&A) costs are calculated based on per tonne milled and were estimated at $35.46/t.
The closure cost is estimated at $210M. This is inclusive of a total security provision of $50.2M ($20.2M cash deposit and $30M bank guarantee).
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A royalty payable to the government of Ghana of between 3% and 5% of gold produced is applied for the stabilised period. AngloGold Ashanti (Ghana) (Obuasi) signed a tax concession agreement and a development agreement with the government of Ghana in 2017 and 2018 respectively. In these agreements, a sliding scale royalty rate of between 3% and 5% based on the gold price and a corporate tax rate of 32.5% apply during the stabilised period. Obuasi is stabilised for 10 years, with a possibility to extend for a further five years if Obuasi meets certain criteria. Beyond the stabilised period, standard rates of 5% and 35% apply for royalty and income tax respectively. An agreed schedule of input duties is applicable for an initial period of six years ending 31 December 2023.
1.9Permitting requirements
The Obuasi Mineral Resource and Mineral Reserve are constrained within the three mining leases including the Obuasi mining lease, the Binsere 1 mining lease and Binsere 2 mining lease and AngloGold Ashanti (Ghana) has the surface rights to the necessary portions of the mining license required for mining and infrastructure. The main permits (although there are others required by Ghanaian Law) related to conducting mining operations in Ghana are the mining lease and environmental permits.
The mining lease entitles the holder and its authorised persons to extract, process, transport and manage specified minerals within a specified area, along with associated activities per approved plans and permits; and the environmental permits are required before the commencement of the activity specified in the permit.
In terms of permitting requirements, there are no significant current or future encumbrances affecting the property. Obuasi holds valid mining leases and environmental permits for its mining operations.
1.10Conclusions and recommendations
Obuasi has been in operation since 1897 and all available, appropriate data has been used for Mineral Resource and Mineral Reserve compilation. This includes the geological and survey data collected over several decades prior to the merger of AngloGold and Ashanti Goldfields in 2004. The risk associated with the inclusion of this data has been mitigated by a comprehensive data validation project completed between 2015 and 2018 (for geological data) and by reduced Mineral Resource confidence (such as the downgrades of Indicated to Inferred Mineral Resource for Côte d’Or). The verification of historical survey data, used for depletion and sterilisation, is an ongoing project and will continue as areas become accessible and further infill drilling and verification work becomes possible.
A gold price of $1,750/oz, provided by the registrant, was used for the estimation of the Mineral Resource.
The Obuasi Mineral Reserve was derived from the complete LOM plan which is based on a full mine design review and production schedule. The mine design and production schedule have considered the required infrastructure and all relevant mining constraints to arrive at appropriate productivities. The mine plan is designed to optimise ounces produced as early as possible and with due regard to geotechnical considerations and available infrastructure. This is in alignment with the Obuasi Project 300 (P300)FS which provided the basis for the project redevelopment.
The key economic parameters including capital and operating costs have been considered in completing the Mineral Reserve estimates. These economic factors and costs have been reviewed and accepted, they reflect the latest available information of the operations and are in line with best industry practices.
All permitting requirements and regulatory approvals have been obtained for the operations and there are no significant outstanding permits that would cause a material impact on the Mineral Reserve estimate.
A Mineral Reserve gold price of $1,400/oz used to represent the long-term price was provided by the registrant and is seen to be sound and reasonable.
The socio-economic and/or political factors in the local and general community are acceptably managed. The Obuasi sustainability department runs several community projects within its catchment area and there are regular engagements with community leaders.
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In the opinion of the Qualified Persons, the Obuasi Mineral Resource and Mineral Reserve statement is sound, and the Qualified Persons are not aware of any information that materially will affect the outcome of this work.
2.Introduction
2.1Disclose registrant
This Technical Report Summary was prepared for AngloGold Ashanti plc, the registrant.
2.2Terms of reference and purpose for which this Technical Report Summary was prepared
The purpose of this Technical Report Summary is to report the Mineral Resource and Mineral Reserve for Obuasi.
The Technical Report Summary aims to reduce complexity and therefore does not include large amounts of technical or other project data, either in the report or as appendices to the report, as stipulated in Subpart 229.1300 and 1301, Disclosure by Registrants Engaged in Mining Operations and 229.601 (Item 601) Exhibits, and General Instructions. The qualified person must draft the summary to conform, to the extent practicable, with the plain English principles set forth in § 230.421. Should more detail be required they will be furnished on request.
The terms of reference follow AngloGold Ashanti’s Mineral Resource and Mineral Reserve Reporting Group Standard (hereinafter referred to as the Standard for Reporting) and the Guideline for the reporting of the Mineral Resource and Mineral Reserve (hereinafter referred to as the Guideline for Reporting) and based on public reporting requirements as per Subpart 229.1300 of Regulation S-K (Regulation S-K 1300 or 1300 Regulation S-K).
The Mineral Resource and Mineral Reserve is quoted at 31 December 2023.
The following should be noted in respect of the Technical Report Summary:
•All figures are expressed on an attributable basis unless otherwise indicated.
•Unless otherwise stated, $, USD or dollar refers to United States dollars.
•AngloGold Ashanti, Group and Company are used interchangeably.
•Mine, operation, business unit and property are used interchangeably.
•Rounding of numbers may result in computational discrepancies.
•To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and content for gold to two decimals.
•Metric tonnes (t) are used throughout this report and all ounces are Troy ounces.
•Abbreviations used in this report: gold - Au.
•The reference coordinate system used for the location of properties as well as infrastructure and licences maps/plans are latitude-longitude geographic coordinates in various formats or relevant Universal Transverse Mercator (UTM) projection.
AngloGold Ashanti requires that the Mineral Reserve that is an outcome of the business planning process is generated at a minimum of a Pre-Feasibility Study (PFS) level.
2.3Sources of information and data contained in the report / used in its preparation
This report has been prepared for AngloGold Ashanti, based on information provided by technical specialists and Qualified Persons.
Sources of information include internal information generated as part of the mine's business planning process (which is the overarching process to generate Mineral Resource and Mineral Reserve at the operation), as well as various reports and publications (as cited in Section 24.1 of this report).
Most data used in the preparation of this report comes from drilling and other non-drilling geological data collected over several decades by both the previous owners of the mine and AngloGold Ashanti (owners since 2004). A comprehensive data validation project was undertaken between 2015 and 2018 to improve confidence in the historical data and to demonstrate that the database is an accurate representation of the data collected.

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AngloGold Ashanti Obuasi Technical Report Summary - effective date 31 December 2023
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2.4Qualified Person(s) site inspections
The Qualified Person for Mineral Resource and the Qualified Person for Mineral Reserve are both employed by AngloGold Ashanti (Ghana) and are based at the mine site.
2.5Purpose of this report
The Technical Report Summary for Obuasi was first filed in 2021 (Obuasi Mine, A Life of Mine Summary Report dated 31 December 2021). The reporting in this Technical Report Summary is related to the updated Mineral Resource and Mineral Reserve for Obuasi, effective 31 December 2023.
3.Property description
3.1Location of the property
Obuasi is in the municipality of Obuasi in the Ashanti region of Ghana, 260km northwest of the capital Accra and 60km south of Kumasi, the regional capital. The closest town is Obuasi (the mine is within 5km of the centre of town).
Ghana is an English-speaking country in West Africa that is bounded by the Gulf of Guinea (Atlantic Ocean) to the south, and the countries of Ivory Coast, Burkina Faso, and Togo to the west, north and east respectively. Ghana has a population of approximately 34 million people (Worldometer info, 2023) and its capital is Accra which is located on the coast. Other major towns include Kumasi, Takoradi, and Obuasi. Ghana has two seaports, the largest at Tema (25km from Accra) which has 12 deep water berths, one oil tanker berth and can support facilities for cargo traffic. Takoradi is the secondary port in Ghana but is still a major facility handling most of the export traffic from Ghana. Ghana is divided into 16 administrative regions and 275 districts of which Obuasi is part of the Obuasi West district in the Ashanti Region.
Ghana is a stable presidential constitutional democracy with multi-party politics that is dominated by two parties: the National Democratic Congress and the New Patriotic Party. Nana Akufo-Addo of the New Patriotic Party was elected and then appointed president of Ghana in 2017 and was re-elected president in 2020 (BBC News, December 2020).
Ghana’s climate is tropical with two main seasons: a wet and a dry season with the south experiencing its wet season from March to mid-November.
Ghana is a resource-rich country and has significant gold mining, agricultural (cocoa) and oil resources. According to GlobalData, Ghana was the world's eleventh-largest producer of gold in 2022, with output up by 9% on 2021 levels. Domestic gold production was 3.7Moz, propelling the country to the summit as Africa's largest producer of the precious yellow metal. It’s 2023 the estimated gross domestic product (GDP) is $80B with a per capita GDP of $2,430. Its currency is the Cedi which, at September, 2023 had an exchange rate to the $ of 14.6549:1. Ghana has an emerging economy however there is a rapid increase in the deficit and public debt and there are infrastructure challenges e.g., energy and transport.

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AngloGold Ashanti Obuasi Technical Report Summary - effective date 31 December 2023
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Map showing the location, infrastructure and mining licence area for Obuasi gold mine. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.

Licences
Mining
Mine Infrastructure
Pits
Plant
ROM Pad
Stockpiles
Leach Pad
TSF
Waste Dumps
Raw Water Dam
Process Water Dam
Underground Access
Consolidated Operations Footprint
Roads
Main
Secondary
Airfield
Villages
N
to Kumasi
Amamon
Anyankyerem
Dadwen
Kyekyewere
Komfokrom
New Dokyiwa
Binsere
Ntonsua
Nyamso
Gausu
Bidiem
ETS
Wawase
Tutuka
TSAD
Adansi
Survey Hill
Boete
Biney Estates
CVS
Cote D'or
Coral Snake
Nhyiaso
Dankwa
Anyinam
Apitikokoo
KMS
KMVS
Justice
Old Chief
ODD
GCS
CAT 300
KRS
Anwona
Blackies
Odumase
SNVS
Sansu
Sansu
Sansu
Gyabunsu-Sibi
Plant centroid co-ordinates
6°10'11"N, 1°41'16"W
0
1.5
3
4.5 Km
to Atekyem

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AngloGold Ashanti Obuasi Technical Report Summary - effective date 31 December 2023
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3.2Area of the property
The concession area of the current property is 141.22km2.
3.3Legal aspects (including environmental liabilities) and permitting
The Constitution of Ghana, as well as the Minerals and Mining Act, 2006 (Act 703) (GMM Act), provides that all minerals in Ghana in their natural state are the property of the state, and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of reconnaissance, prospecting, recovery, and associated land usage being granted under license or lease.
The grant of a mining lease by the Ghana Minister of Lands and Natural Resources (LNR Minister) upon the advice of the Minerals Commission is subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by the Ghanaian Parliament.
The LNR Minister has the power to object to a person becoming or remaining a controller of a company that has been granted a mining lease if the LNR Minister believes, on reasonable grounds, that the public interest would be prejudiced by the person concerned becoming or remaining such a controller. Except as otherwise provided in a specific mining lease, all immovable assets of the holder of a mining lease vest in the state upon termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the state at the depreciated cost. A holder must exercise his rights subject to such limitations relating to surface rights as the LNR Minister may prescribe.
The concession previously covered an area of 474.27km2 and had 80 communities within a 30km radius of the mine. This was reduced to 201km2 in March 2016. In January 2021 a further reduction was approved by the Minister, bringing the total size of the lease to 141.22km2. The Obuasi Mineral Resource and Mineral Reserve are constrained within these mining leases and AngloGold Ashanti (Ghana) has the surface rights to the necessary portions of the mining license required for mining and infrastructure.
Following the latest reduction of the lease area, Obuasi holds three mining leases including the Obuasi mining lease covering 87.48km2, the Binsere 1 mining lease covering 29.03km2 and the Binsere 2 mining lease covering 24.71km2.
At the time of compiling this report, there were no known risks that could result in the loss of ownership in part, or whole, of the Mineral Resource and Mineral Reserve. The Obuasi mining lease will expire on 4 March 2054 and the Binsere 1 and 2 leases are valid until 8th April 2028. All the leases are renewable.
In terms of existing agreements, Obuasi is wholly owned by AngloGold Ashanti. There is no known heritage or environmental impediment over the leases and all required permits are in place. AngloGold Ashanti (Ghana) declared force majeure on 9 February 2016 with the incursion of Illegal mining activities on 5 February 2016, but law and order were restored with the arrival of the military and police in October 2016. The force majeure condition was lifted in mid-February 2017, and it is deemed that there is a low probability of this re-occurring.
The Company has a security agreement with the Government of Ghana, under which the government provides security for the mine, especially against illegal mining.
The tenure is secure at the time of reporting. Any future permits are reasonably expected to be granted and there are no known impediments to obtaining or retaining the right to operate in the area.
There are no known legal proceedings pending or threatened against AngloGold Ashanti (Ghana) that may influence the rights to prospect or mine. All mining leases have been duly granted and are valid and enforceable.
All government/statutory requirements have been met. All permits required for operations are valid, and future permits can be reasonably expected to be obtained.
3.4Agreements, royalties and liabilities
Per the Development Agreement between the Government of Ghana and AngloGold Ashanti (Ghana), royalties are payable by AngloGold Ashanti (Ghana) to the Republic of Ghana on a sliding scale ranging from 3% to 5% of the total revenue from minerals obtained, based on the gold price per ounce.
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The property is not owned or operated by a party other than the registrant.
The AngloGold Ashanti closure planning standard and Ghanaian mining law require that the company (i) considers rehabilitation and closure liabilities and includes them in its mine closure costs and plans; and (ii) post a reclamation bond based on the approved work plan for reclamation. Currently, the liability estimate for reclamation and decommissioning works is approx. $189.9M, out of which the company must post a reclamation bond of $50M split into a cash deposit of $20M held in an escrow account and a bank guarantee of $30M. The bank guarantee is currently provided by Standard Chartered Bank Ghana ($7M); Stanbic Bank ($8M) and United Bank for Africa (UBA) ($15M).
4.Accessibility, climate, local resources, infrastructure and physiography
Obuasi is located in the municipality of Obuasi in the Ashanti Region of Ghana, near the town of Obuasi, which has a population of approximately 200,000 people. The area has a rich mining history and a good supply of skilled mining personnel. The mine can be easily accessed through a well-connected paved road network from Kumasi, and it is also accessible by road or chartered air transport from the capital city, Accra.
The topography of the Obuasi area is primarily shaped by the Ashanti gold belt, leading to the formation of hills that stretch for 18km in a northeast-to-southwest direction within the concession area. The lowest point of the concession area is 50m above sea level, while the highest point reaches 540m above sea level. There are low-lying areas in the south, southwest, and west portions of the concession, but the topography does not hinder mining activities.
The climate in the region where the mine is located is classified as equatorial savannah. It is characterised by consistently high temperatures and humidity throughout the year. There are two distinct wet seasons: the main wet season occurs from mid-March to the end of July, followed by a shorter wet season with light rains between September and November. These wet seasons are separated by a relatively brief dry period in July and August, with the main dry season lasting from December to March. Monthly average temperatures range from 24°C to 33°C, with February being the hottest month. Over the past 69 years, the average annual precipitation is 1,600mm, ranging between 1,089mm and 2,240mm.
Power is supplied to the mine by the Volta River Authority and Ghana Grid Company Limited (GRIDCo). In addition to the electricity that the mine receives from the national grid there are also emergency diesel-powered generators installed as backup. The mine is authorised by the Water Resources Commission to extract water from the Jimi Dam, which is treated for domestic use. Additionally, underground water is extracted for operational purposes.
There is sufficient land area available for the expansion of facilities, such as TSFs and waste dumps.
Overall, the surface rights are deemed adequate for mining operations, and it is expected that none of the conditions, such as topography, property access, and climate, will significantly impact mining activities.
5.History
The Obuasi deposit was discovered in 1897 and has a long history of successful commercial gold production (over 120 years). It has been owned and operated by various operators during this time. The current operator became involved in 2004 following the merger of the former AngloGold Limited of South Africa and the Ashanti Goldfields Company Limited of Ghana.
The historical ounce production from the mine is presented below. It is separated into tailings, open pit, underground or plant cleaning sources. The plant cleaning was undertaken from 2015 to 2017 during the limited operating phase and the gold mainly came from carbon sludge. In total more than 34Moz has been produced from the deposit.

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Historical ounce production table from 1897 to 2023

	1897 - 2001	2002	2003	2004	2005	2006	2007	2008
Tailings	797	42	44	31	32	41	36	34
Open pit	3,430	23	34	30	29	9	29	30
Underground	24,400	472	435	343	331	318	296	293
Plant cleaning	—	—	—	—	—	—	—	—
Total	28,627	537	513	404	392	368	361	357
	2009	2010	2011	2012	2013	2014	2015	2016
Tailings	34	18	—	—	4	24	—	—
Open pit	9	6	3	10	14	—	—	—
Underground	339	293	309	270	221	148	—	—
Plant cleaning	—	—	—	—	—	—	53	2
Total	382	317	312	280	239	172	53	2
	2017	2018	2019	2020	2021	2022	2023	Total	Proportion of production (%)
Tailings	—	—	2	—	28	7	9	1,182	3.5
Open pit	—	—	—	—	—	—	—	3,656	10.7
Underground	—	—	—	127	80	243	215	29,134	85.6
Plant cleaning	2	—	—	—	—	—	—	57	0.2
Total	2	—	2	127	108	250	224	34,029	100
However, the mine faced challenges in the years leading up to 2014, as outdated methodologies and deteriorating infrastructure hindered its performance. In November 2014, the mine entered a limited operating phase recognising the need for significant infrastructure improvements to enhance productivity and utilisation metrics. At this time, a FS was initiated that aimed to determine more optimum mining methods and schedules based on modern mechanised mining methods and refurbishment of underground, surface, and process plant infrastructure. It was recognised that a significant rationalisation and/or replacement of the current infrastructure was needed to enable the delivery of improved utilisation and productivity metrics.
During this period, the mine operated in a limited capacity, primarily focusing on the development of the ODD and underground drilling. AngloGold Ashanti (Ghana) declared force majeure on 9 February 2016 with the incursion of Illegal mining activities on 5 February 2016, but law and order were restored with the arrival of the military and police in October 2016. The force majeure condition was lifted in mid-February 2017, and it is deemed that there is a low probability of this re-occurring. The FS progressed, and in 2017, a positive assessment was completed, indicating strong technical and economic viability for a 20-year lifespan. In 2018, approval was granted by the AngloGold Ashanti board and the government of Ghana to proceed with the project.
The Obuasi redevelopment project commenced in 2019, and the first gold was poured in December 2019. With the first gold pour, the reconciliation of produced grade and tonnage resumed. The Mineral Resource and Mineral Reserve estimates and performance statistics on actual production for 2020, 2021, 2022 and 2023 are presented below.

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Reconciliation of produced gold for 2020, 2021, 2022 and 2023

	Year
Reconciliation entity	2020	2021	2022	2023
Mineral Resource model (oz)	184,895	119,553	224,002	213,434
Grade control model (oz)	184,174	122,271	236,218	214,247
Percentage (%)	99.6	102.3	105.5	100.4

	Year
Reconciliation entity	2020	2021	2022	2023
Mining Feed (oz)	161,381	126,124	243,806	244,551
Plant Accounted (oz)	148,326	131,096	287,877	261,638
Percentage (%)	92.0	104.0	118.0	107.0
The current Mineral Resource and Mineral Reserve estimates are deemed to be satisfactory. The Mineral Resource estimates align favourably with the grade control estimates, indicating a strong performance. In 2023, the plant accounted for 107% of the mining feed on ounces. The mining feed is calculated based on the grade control estimates.
6.Geological setting, mineralisation and deposit
6.1Geological setting
Obuasi is located in the Ashanti Region of Ghana and lies in the eastern margin of the Pre-Cambrian West African craton. This craton consists of Lower Proterozoic volcanic and flysch sediments which make up the Birimian system and is overlain in part by the molasse sediments of the Middle Proterozoic Tarkwaian. The Ashanti belt is the most prominent of the five Birimian Supergroup gold belts in Ghana and is a 300km wrench fault system that propagated from Dixcove in the southwest to beyond Konongo in the north-east. In the vicinity of Obuasi is the Paleoproterozoic rocks which consist of volcano-sedimentary rocks of Birimian and Tarkwaian Series. The Birimian Series consists of the Sefwi group in the bottom of the stratigraphic column and the Kumasi group above it. These rocks are cut by voluminous intrusives, mostly granitoids of different ages. The Sefwi group forms the Lower Birimian Ashanti greenstone belt and consists mostly of andesites and basalts interlayered with metasediments and gabbros (WAXI II, 2017). A syntectonic granitoid intrusion dated at 2,170Ma is being considered as a minimum age for the Sefwi group, while the maximum age is still a matter of discussion. The Kumasi group contains mainly metaturbidites with graphitic interlayers and minor metavolcanics. Detrital and magmatic zircon geochronology revealed that sedimentation of this group is associated with minor volcanism during the Upper Birimian and is between 2,154Ma and 2,125Ma (WAXI II, 2017). The youngest Paleoproterozoic Tarkwaian Series consists mostly of metasediments (meta-conglomerates, quartzites) and phyllites interlayered with dolerite sills in the upper part. The Tarkwaian Series rocks lie unconformably on the Sefwi Group within the Ashanti greenstone belt. The occurrence of Tarkwaian Series rocks on Kumasi basin sediments has not been reported. Re-interpretation of zircon geochronology revealed that the deposition of the Tarkwaian Series occurred in a short period between 2,107 and 2,097Ma. It is also constrained by intrusions of metagabbro sills dated at 2,102 13Ma (Adadey et al., 2009) and by granitoids at 2,097 ± 2Ma (Oberthur et al., 1998). The Paleoproterozoic granitoids are usually divided into belt-type of Lower Birimian age (e.g. Sekondi granitoid, 2,174 2Ma and Dixcove suite) and basin-type of Upper Birimian age emplaced from 2,116 2Ma to 2,088 ± 1Ma (Hirdes et al., 1992; Davis et al., 1994). Hydrothermally altered and auriferous basin-type granitoids are ubiquitous in the vicinity of Obuasi along the western flank of the Ashanti belt, at Anyankyerim, Nhyiaso, Yao Mensakrom and Esuajah (Ayanfuri); all have intrusion ages within error of 2,105 ±2 Ma. Geochemistry shows that the belt-type granitoids are juvenile additions to the Paleoproterozoic crust, while the basin-type granitoids are a result of crustal recycling and partial melting of an existing crust (WAXI II, 2013). Apart from some late granitoids and dolerite dykes, all other lithologies have undergone regional metamorphism that generally does not exceed upper greenschist facies. Muscovite, chlorite, actinolite and epidote define a general metamorphic assemblage (Oberthur et al. 1994). Calculated Pressure-Temperature (P-T) ranges imply conditions of 340°C to 460°C at 2kb to 5kb based on the
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stability of the mineral assemblage (Schwartz et al. 1992). Peak metamorphic conditions occurred along the Ashanti Fault and have been estimated at 520°C and 5.4kb (John et al., 1999). The metamorphism has been dated on metamorphic titanites within the basin-type granitoids at 2,092 ± 3Ma (Oberthur et al., 1998).
The Obuasi deposit comprises three identifiable trends, namely the Main trend, the Binsere trend about 5km to the northwest of the Main trend and the Gyabunsu trend about 3km to the southeast of the Main trend. The bulk of the auriferous deposits occur in the Main trend.
Five major shear zones have been identified within the Main trend with the Obuasi Fissure being the most prominent extending roughly NE-SW over a strike length of about 8km and mainly dipping towards the northwest at 65° to 90°. The other identifiable mineralised structures within the Main trend are the Côte d’Or, the Ashanti, the Insintsiam, the 12/74 and various footwall and hangingwall mineralised structures. These secondary shears branch off the main shear in an anastomosing structural pattern.
Gold mineralisation is associated with, and occurs within, graphite-chlorite-sericite fault zones. These shear zones are commonly associated with pervasive silica, carbonate and sulphide hydrothermal alteration and occur in tightly folded Upper Birimian schists, phyllites, meta-greywackes, and tuffs, along the eastern limb of the Kumasi anticlinorium (i.e., the Kumasi Group). They are found near the contact with harder metamorphosed and metasomatically altered intermediate to basic Lower Birimian volcanics (the Sefwi Group). The contact between the harder metavolcanic rocks to the east and the more argillaceous rock to the west is thought to have formed a plane of weakness. This is because of the contrast in competency at the contact between the lithological units. During crustal movement, this plane became a zone of shearing and thrusting coeval with the compressional phases. There are two broad styles of gold mineralisation at Obuasi which include free-milling quartz vein gold and sulphur-rich disseminated gold lodes which form alteration haloes around the quartz vein lodes.
6.2Geological model and data density
The geological model is constructed using geological data that has been obtained through underground geological mapping, crosscut and reef drive sampling, exploration, and grade control drilling. This information is then used to build an understanding of the local geology of the deposit and to extrapolate the models to depth and beyond data to guide the exploration programme. A combination of geology comprising the main rock types (metavolcanics, metasediments, quartz, graphite) shear boundaries, mineralised lodes within the shears, and geometallurgical data is used to define the geological model.
The mine has been exploited for over 120 years and the amount of geological data available is substantial and varied. The data has been collected over many years and the data density varies from close spaced grade control sampling (around 10m x 10m to 20m x 20m) to wider spaced exploration drilling ranging from about 50m x 50m up to 200m x 200m. Prior to 2014, all available data was converted to digital format and imported into a Datamine Fusion™ (Fusion) database. A review of the Obuasi Fusion database was undertaken in 2014 to ascertain the level of error associated with the database. The conclusions drawn were that the errors were varied and systematic and would necessitate a methodical approach to rectify the issues identified. A comprehensive data validation project commenced and in the ensuing years (2015 to 2018), the hard copy records were sourced, and a detailed validation exercise was undertaken. This, together with mine reconciliation records and a comprehensive Quality Assurance and Quality Control (QA/QC) programme, implemented since 2005, improves confidence in the pre-2014 data. For all newly collected data, QA/QC procedures are in place to ensure quality and reliability (as described in the following sections) both at the collection and at the laboratory. The data density, distribution and reliability of information are considered sufficient to support statements concerning the mineralisation.
The Obuasi deposit is an orogenic gold deposit and the geological concepts being applied, and forming the basis of the exploration programme, centres around this and the shear-hosted nature of the deposit. The first broad zone marks the boundaries of gold occurrence within which the shearing has occurred resulting in the Main Fissure and other hangingwall and footwall mineralised lodes. These are further separated into quartz and sulphides as deemed appropriate. Most of the shearing is parallel to the general strike of the deposit. The mineralisation dips steeply which informs the drilling orientations so that they are appropriate (attempts are made to intercept mineralisation perpendicularly). Mineralisation
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models are extrapolated beyond data along strike and depth (as deemed appropriate and representative of the geological concepts). Extrapolations beyond 100m are not included in the Mineral Resource estimates but are rather deemed exploration upside (not declared as Mineral Resource, but only used internally by the company to represent an exploration target or upside potential).
Stratigraphic column of the southwest part of Ghana (Perrouty et al., 2012)

Stratigraphic Column
PHANEROZOIC
(< 542 Ma)
> 1000 m
Sandstones and shales
TARKWA
GROUP
(2107 - 2097 Ma)
> 1300 m
Huni Series
Sandstones and phyllites
Cross-bedded stratification
Dolerite (Sills)
2097 ± 2 Ma, Oberthür et al., 1998
(Granitoid intrusion)
2102 ± 13 Ma, Adadey et al., 2009
(Gabbro)
< 400 m
Tarkwa Phyllites
< 600 m
Banket Conglomerates
(Tarkwa Paleoplacer)
< 2107 Ma (Detrital zircon)
Reinterpreted after Pigois et al., 2003
< 700 m
Kawere Sandstones
Kawere Conglomerates
KUMASI
GROUP
(2154 ~ 2125 Ma)
≈ 1100 m
Phyllites
Volcanoclastics
2136 ± 19 Ma, Adadey et al., 2009
(Granitoid intrusion)
≈ 700 m
Volcanoclastics
2142 ± 24 Ma, Adadey et al., 2009
(Andesitic volcanism)
≈ 2000 m
Phyllites
Volcanoclastics
< 2154 ± 2 Ma, Oberthür et al., 1998
(Detrital zircon)
SEFWI
GROUP
(> 2174 Ma)
≈ 600 m
Basalts or Andesites
> 2174 ± 2 Ma, Oberthür et al., 1998
(Syn-tectonic granitoid intrusion)
≈ 700 m
Volcanoclastics
Syn-sedimentary normal faults
≈ 300 m
Basalts or Andesites
≈ 300 m
Phyllites
≈ 200 m
Volcanoclastics
≈ 400 m
Basalts or Andesites
≈ 700 m
Gabbros or Diorites
Gabbros or Diorites
≈ 600 m
Basalts or Andesites
≈ 500 m
Volcanoclastics
Mn Sediments
≈ 300 m
Basalts or Andesites (with Pillows)
≈ 200 m
Volcanoclastics
?
Cape Coast Micaschists
(> 3200 m)
Volcanoclastics
Volcanoclastics
Volcanoclastics
?

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A typical S-N geological cross-section (looking West) of Obuasi mine’s Block 2, through Anyinam and Côte d’Or pit, showing Côte d’Or and Obuasi Main lodes, elevation in metres Relative Level (mRL)
A typical S-N geological cross-section (Looking West) through Obuasi mine’s Block 10 deposit, elevation in mRL
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6.3Mineralisation
The mineralisation is classified into two types: sulphide-hosted, and quartz-lode hosted. Sulphide-hosted mineralisation is dominated by arsenopyrite (60 to 95% of all sulphides) with lesser amounts of pyrite, pyrrhotite, marcasite, chalcopyrite, and micrograins of native gold (Oberthur et al., 1994). This ore type has been responsible for half the gold production at Obuasi (Milesi et al., 1991). The larger arsenopyrite grains are zoned with gold-poor cores, gold-rich inner rims, and gold-poor outer rims. Gold within the sulphide mineralisation is refractory and locked in the sulphide lattice. The quartz lode hosted mineralisation is associated with spatially variable but exceptionally high-grade visible gold in quartz veins/lodes (up to 4m widths). The visible gold is within microfractures overprinting the quartz lodes. These lodes mainly comprise quartz but also minor amounts of ankerite and host rock fragments. The mineralised microfractures contain muscovite, gold, graphite and accessory minerals like galena, chalcopyrite, sphalerite, bournonite, boulangerite, and aurostibine (Oberthur et al., 1994).
The mineralised zones have a strike length of approximately 8km and extend to depths ranging from about 1,000m in the south of the mine (near Sansu) to 2,200m in the north of the mine (Blocks 11 and 14). The width of the mineralisation varies across the deposit. It is thicker in the south (20 to 40m) than in the north (10 to 20m) and narrows with depth where it is around 2 to 8m thick. The mineralisation is associated with, and occurs within, graphite-chlorite-sericite fault zones. These shear zones are commonly associated with pervasive silica, carbonate and sulphide hydrothermal alteration and occur in tightly folded Lower Birimian schists, phyllites, meta-greywackes, and tuffs. The most significant mineralised zone encountered on the property is called the Obuasi Fissure. It is steeply dipping and strikes for approximately 8km. Although the structure itself has high continuity, it is variably mineralised with the best mineralisation plunging at about 45° to the north. Various hangingwall and footwall mineralised lodes splay off the Obuasi Fissure.
They can be very well mineralised (especially close to the Obuasi Fissure), but their continuity decreases with distance away from the Fissure and generally eventually pinch out. Other identifiable and more continuous mineralised structures within the Main Trend are the Côte d’Or, the Ashanti and the Insintsiam. However, these secondary shears branch off the main Obuasi Fissure in an anastomosing structural pattern. These mineralised lodes are persistent and deep seated, forming in shear zones controlled by thrust faulting along the contact between the Lower Birimian phyllites and Upper Birimian metavolcanics. The mineralised zones generally comprise of quartz mineralisation surrounded by sulphides. In the south and at shallower levels, the sulphide mineralisation dominates. It is thick and well developed surrounding less continuous and narrower quartz zones. Towards the north, and at depth, the mineralisation narrows, and quartz start to dominate especially at depth, where it is much more continuous with little surrounding sulphides.
7.Exploration
7.1Nature and extent of relevant exploration work
A substantial amount of exploration work has been carried out for the mine over several decades. An in-house drilling department carried out underground diamond drilling (DD) prior to the redevelopment of the mine in 2019. Drilling was combined with systematic underground mapping and extensive reef drive and crosscut channel sampling but after the redevelopment, only the underground mapping is being done while crosscuts and reef drive sampling are stopped. All samplings have been fully replaced by diamond drill sampling which is being done by drilling contractors Boart Longyear™ and Westfield Drilling Limited™ (Westfield).
In 2023, lower confidence material drilling, and infill drilling to upgrade Inferred Mineral Resource to Indicated Mineral Resource, as well as Indicated to Measured Mineral Resource (grade control), continued underground at 26, 32, and 34 Levels (L).
The focus during 2023 was to upgrade areas in Sansu, Block 8L and 10 from Inferred to Indicated Mineral Resource and ultimately prepare it for mining by completing the last phase of grade control drilling. The strategy remains using the 32L as the main drilling platform to target the area below 32L. Drilling at 41L targeting areas below 41L will re-commence sometime in 2025 after rehabilitation works are completed.
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The Block 10 area being drilled lies along the trend of a flat-plunging shoot of approximately 380m vertical extent, where the current geological interpretation shows wider mineralisation with multiple lodes. A total of about 20,000m is still to be drilled on 41L. The results so far from the drilling show that the dip of the Obuasi Fissure, which is the main drill target, appears to steepen and roll over an easterly plunging felsic igneous body. High-grade mineralised quartz veins seem to be concentrated around the margins of this felsic igneous body creating a drill target at depth. Where tighter-spaced drilling has already been done into the area, elevated metal content has been observed.
The shear zone, within which the mineralisation in Block 8 is focused, is around the 12/74 Fissure which links the Obuasi Fissure to the east with a network of carbonaceous shears on the margin of the Sansu dyke to the west. The Obuasi and 12/74 Fissures splay apart at the eastern end of Block 8 with the Obuasi Fissure continuing in a WNW direction. A total of over 33,000m is being drilled from the 32L platforms targeting the mineralisation below the platform. Results show a continuous Obuasi Fissure as well as the east lode below 32L but with a strong display of pinch and swell characteristics.
Surface Mineral Resource definition drilling also commenced at Côte d’Or to convert Inferred Mineral Resource to Indicated Mineral Resource, and eventually to Measured Mineral Resource. Over 5000m of drilling was planned and over 4000m has been drilled to date.
Both drilling and non-drilling geological data are collected for the mine. The non-drilling data includes mapping data and historical rock chip channel sampling (in crosscuts and reef drives). The crosscut sampling was carried out on both the north and south walls of the crosscuts along channel cuts of about 1m from the floor. This channel sampling included three channel samples on each wall (at the bottom, middle and top). Only the mid-channel samples were extracted from the database. For reef development, face cut samples were taken across the entire reef at the development face, at 5m intervals. Since redevelopment, crosscuts and reef drives are no longer sampled and it has been fully replaced by diamond drill sampling. However, the historical crosscut and reef drive samples form a substantial and useful dataset and are therefore still used.
The reef drive samples are not considered adequate for grade estimation, but they do supply useful information for geological interpretation and are, therefore, included for wireframe modelling. In contrast, the crosscut channel samples are deemed to be representative and of adequate quality to be included in grade estimation. The introduction of grade bias, because of the use of both diamond core and channel samples for grade estimation, has been highlighted as a potential concern. Yet, bias tests conducted to date, suggest that the bias between channel and DD core grades is within acceptable limits and that they may be used together for grade estimation (see Section 8.1 for more information). With time, as mining progresses, there will be less reliance on channel sampling as all new sampling is by DD core drilling.
Over the years, extensive underground mapping has been completed and this practice has been continued. All mapping information (old and new) is considered during geological wireframe interpretation and includes rock types (such as metasediments, metavolcanics, graphite, or quartz); the contacts between these or the positions of geological structures. Prior to 2019, conventional mapping was undertaken by washing of the development headings and observing the faces as well as the side walls. The rock types were noted, and the boundaries were marked out. Geological structures and contacts were mapped and measured, and reference pegs were put in place. Currently, a new mapping software, Studio Mapper™ (Datamine®), is used in conjunction with the conventional method to map all geological structures and contacts. Pictures are taken underground, geo-referenced and exported to the Studio Mapper software. The structures, as well as the lithological contacts, are then digitised to generate strings which can be used to guide geological interpretation.
The data acquired from the drilling and non-drilling data include lithology, structure, alteration, mineralisation, geotechnical and rock characteristics, this is captured electronically where it is combined with the assay information to give an extensive database of geological data per mapping and sampling point. Since 2020, density data has also been routinely collected for a representative subset of all new drill samples. The geological data collected are deemed to be to a level of detail that supports Mineral Resource estimation.
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Obuasi is a large deposit covering a strike length of about 8km and extending down to depths of about 2km in some areas. Exploration activities have been undertaken in most areas over many decades. Since drilling recommenced over three years ago for the redevelopment project, exploration, and infill drilling have focused on the south of the mine in the two active blocks (Sansu, Block8 and Block 10) as well as in the central section on 41L in Blocks 1 and 10. Sansu and Block 8 extend for about 2km and drilling has focused on the central parts of the Sansu block and, in Block 8, at shallower levels near the ODD decline and around current active mining areas deeper down. The 41L drilling in Blocks 1 and 10 targets a strike length of around 1.9km. No recent exploration has been done for the remaining blocks (Blocks 2, Adansi, Block 11 and Block 14). Côte d’Or is currently being drilled from surface while waiting for the underground rehabilitation works to be started in 2024 for the underground exploration to commence in 2025.
The primary geological data collected over time includes bulk density, geological data (lithology, alteration, mineralisation etc.), survey data (downhole and collar), gold grade assays and quality control samples. All data is captured into a Fusion remote database. A data validation programme was completed to validate all pre-2019 data stored in the Fusion database. Currently, all logging data is captured electronically (directly onto tablets); collar and downhole surveys are electronically transferred as well as laboratory assay results. Several validation checks are completed before the data is authorised and approved for geological modelling and grade estimation. Checks include items such as "completeness" (all required data, including the metadata and table data); checks on the spatial information (collar and survey) and interval checks (such as overlapping intervals or duplicates). Once the data is authorised, it is directly extracted from the Fusion database for modelling and estimation (directly imported into the modelling software using Open Database Connectivity (ODBC) links and Structured query language (SQL) views). The Fusion database is stored on a site-based server which is regularly backed up (daily, weekly and monthly). The monthly backups are in turn stored offsite at the Gold House office, Accra, in a safe box which is housed in a safe room. The Fusion database also remotely synchronises with a server located off-site at the Corporate Office in Johannesburg, South Africa.
No data from other parties or sources are used in Mineral Resource estimation.
7.2Drilling techniques and spacing
Prior to the mine going on limited operations (2016), underground DD drilling was carried out by the in-house diamond drill department. The rigs used were the LM90™ and the LM75™ electric-hydraulic rigs with NQ-sized core. Currently, only DD core drilling is being done.
Diamond drilling is outsourced to two drilling contractors namely Westfield and Boart Longyear. Westfield operates two rigs (of ESD-9 type) which drills NQ2 sized core while Boart Longyear operates three rigs (one LM110, one LM90 and one LM75) which also drills NQ2 sized core. The core is oriented by both contractors using a TRUCORE™ Core Orientation Kit (Boart Longyear) or a REFLEX ACT III system (Westfield) which digitally records the orientation of the core sample and other key data.
Logging is conducted as per an in-house procedure which is compliant with company guidelines. The logging is done with sufficient detail on lithology, structure, alteration, mineralisation, and rock mass quality to support the geological modelling, estimation, mining, metallurgical and technical studies required to support the Mineral Resource and Mineral Reserve estimation. Data is electronically captured (on handheld tablets) and stored in the Fusion remote database. Half-core and sample chip trays are retained for further reference and detailed logging as required. Since 2019, only DD core samples have been collected. However, the previously collected channel samples are still retained and used in Mineral Resource estimation.
Logging is both qualitative and quantitative. Core photography is conducted in-house, is electronically stored and takes place before core cutting, as well as after core cutting in the case of half-core sampling.
Logging is completed over the entire length of each drill hole.
Both Westfield and Boart Longyear use the REFLEX EZ-TRAC™ survey tool for downhole surveys. Downhole surveys are taken at 6m, 30m then every 30m down the hole and at the end of the hole. REFLEX EZ-TRAC was also used in the past (pre-2019). The downhole survey data is provided
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electronically through either the IMDEX HUB-IQ™ software hub or as CSV files. The data is validated by the project geologist before it is imported into the Fusion database. Any anomalous results are queried and resolved or excluded.
The open pit estimates were based on the DD and reverse circulation (RC) samples. Channel samples as well as DD were used for underground estimation. Channel samples are completely replaced by DD and RC and are no longer collected.
Details of average drill hole spacing and type in relation to Mineral Resource classification

Category	Spacing m (-x-)	Type of drilling
		Diamond	RC	Blasthole	Channel	Other
Measured	20x20	Yes	Yes	—	Yes	—
Indicated	60x60	Yes	Yes	—	Yes	—
Inferred	90x90	Yes	Yes	—	Yes	—
Grade/ore control	10x10,15x15	Yes	Yes	—	Yes	—
7.3Results
AngloGold Ashanti has elected not to provide drilling results for its operating mines as drilling at these operations is generally done to provide incremental additions, or conversions to already reported Mineral Resource and therefore they are not seen as material. While these increase confidence in our Mineral Resource as well as add LOM extensions, the incremental additions that occur annually are not material to that operation or the company. In cases where the drilling projects are supporting a non-sustaining addition, these projects are commented on in the project section of the report (Section 1.4 and/or Section 7.1). In our major Greenfield projects, if any single drill result is considered material, and may change the reported Mineral Resource significantly, then it will be reported.
As such, this report is not being submitted in support of the disclosure of exploration results and therefore no disclosure of drilling or sample results is provided.
7.4Locations of drill holes and other samples
Due to the size of the Obuasi deposit the mine is subdivided into various blocks. The extent to which each block has been drilled is illustrated below. The image shows the full mine extent along strike, in relation to the shafts, main Obuasi decline and primary development. It is presented in local grid. Currently, mining is taking place in Sansu and Block 8 with exploration drilling in Blocks 8 and 10. Block 2, Côte d’Or and Adansi are older, more extensively mined areas, but no underground drilling activity is currently taking place in these areas. No mining has yet taken place in the deeper Blocks 11 and 14.

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S-N Section showing the underground areas with the locations of drill holes, shafts, declines and development (in local grid, looking west)
7.5Hydrogeology
Water quality ground and surface water sampling
Environmental sampling at Obuasi is conducted both for surface water and groundwater. Surface water is sampled by the grab method where containers are used to collect the samples from the water bodies. Groundwater sampling is conducted by monitoring boreholes across the mine to monitor specific facilities. All boreholes are purged before sampling with submersible low-flow pumps (Grundfos Redi-Flo2™). Underground water from pump stations is also periodically sampled and analysed. Physical parameters including pH, electrical conductivity, oxidation-reduction potential, and turbidity are checked and recorded on field sampling sheets.
In line with the mine’s sampling protocols, 10% duplicates and blanks are taken for every sampling regime. Samples are preserved for parameters that are not analysed immediately to ensure that the chemical composition of the sample at the time of analysis is the same as it was at the time and place of sampling.
As part of the Obuasi water management strategy to reduce pumping from underground by recharge reduction, identifying sources of recharge was of concern. In line with that, and as part of the FS work, about 149 and 139 water samples were taken for hydrochemical and isotopic analysis respectively. These samples were from underground workings, surface water, pit lakes/ponds/dams, monitoring and water supply wells. The main objective was to identify sources of recharge to underground workings. Chemical composition analysis of all water samples was undertaken as a basis for understanding the interaction between the surface and groundwater using Piper and Durov plots, coupled with oxygen-18 and deuterium isotopic analysis of all 139 water samples. Stable isotopes were used to understand the interrelationships between rainfall, surface water groundwater and pit lakes/ponds. Sampling locations were grouped for evaluation and interpretation as:
•Surface water: water sampled from rivers, streams and springs
•Underground water: water sampled within underground workings
•Groundwater: water sampled from monitoring and water supply wells
•Pit lakes/pond/dam water: water sampled from pit lakes, ponds and dams
The chemical compositions of all groups were presented as a basis for understanding the interaction between surface and groundwater. Piper and Durov plots were developed for all groups of water occurrence in the sampling programme.
The hydrochemical analytical results are presented as descriptive statistical parameters (i.e., maximum, minimum, and average in the table below.

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Summary of major hydrochemical parameters of samples

Parameter	No	1	2	3	4
	Water	Surface water	Underground	Groundwater	Pit lakes/ponds/dams
pH	Max	7.8	8.4	7	7.9
	Min	6.8	5.7	3.8	6.8
	Avg	7.3	7.8	6.2	7.4
EC (umho/cm)	Max	2,780	5,330	1,868	4,890
	Min	61	352	27	233
	Avg	706	2,452	291	1,563
TDS (mg/l)	Max	2,272	6,144	1,380	5,016
	Min	46	194	26	84
	Avg	574	2,494	215	1,380
Total Hardness (mg/l)	Max	1,427	4,915	587	2,151
	Min	33	129	11	89
	Avg	410	1,825	118	817
Total Alkalini as CaCO3 (mg/l)	Max	260	504	235	248
	Min	23	24	1	38
	Avg	110	186	74	125
Rainfall and underground pumping
The mean annual rainfall at the site is about 1,580mm, of which about 75 to 80% falls within a seven-month wet season from April to October. The figure below shows that, for the past 15 years (2008 to 2023), the mine pumping rate varied seasonally with a minimum of about 5,218m3/day (60l/s) in June 2019 and a maximum of about 14,049m3/day (163l/s) reported in June 2014. In addition to a general increase in pumping during the wet season, short-term increases in the pumping rate also correlate with discrete high rainfall events, which suggests that a significant portion of the water is derived from discrete recharge sources.
Available historical records and anecdotal information indicate that, since the aerial mine footprint area was expanded to its maximum extent in the early 1980s, the overall pumping rate has remained fairly constant, varying only with rainfall patterns (seasonal and longer-term trends). The overall pumping rate has not increased significantly as a result of the deepening of the mine workings.
Rainfall and pumping
The Piper and Durov plots showed Ca and HCO3 as the most dominant ions in surface water samples whereas Mg and SO4 were dominant in underground samples with 14% of the samples being CaHCO3,
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7% CaSO4, 4% MgHCO3 and 75% MgSO4. It was evident that CaHCO3 types of water within the underground workings were mostly recharged from the surface water. Isotopic signatures of some underground samples tend to plot in the same zone as the rainfall data implying recent rainfall recharged these areas (as presented in the figures below). Three types of water were identified within the underground workings:
•Underground water: in situ groundwater
•Mixture of underground water and surface water
•Mixture of underground and rainfall
Underground isotopic plots
Aquifer system
The mine occurs in basement metasedimentary and metavolcanic rocks (predominantly phyllites), beneath a well-developed regolith zone which may be up to 70m thick in some places. Gold mineralisation is associated with major northeast striking graphite-chlorite-sericite fault zones. The northeast structural trend also exerts a major influence on the hydrogeology, with strongly enhanced permeability along strike.
Compartmentalisation along the main structural strike is also evident due to cross-cutting faults, though the effect of these has become reduced with time because of the inter-connected nature of the workings along their 8km strike length.
The aquifer system is defined based on its permeability, saturation and extent. The underground geological settings restrict the groundwater flow to joints, fractures or other openings within the rock formations. The weathered zone which covers part of the mine catchment has a variable porosity as a result of variation in lithology from weathered to hard rock. This produces localisation of aquifer and perch aquifers. The lithology has a variety of primary and secondary porosity and is therefore permeable ranging from partly saturated to unsaturated.
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Hydraulic conductivity values for all major units of the stratigraphy have been defined based on the results of pumping tests and the subsequent interpretation of constant discharge and recovery tests using the Jacobs method (which forms the standard technique or pumping test data interpretation). It was then detailed by using FEFLOW™ for groundwater modelling. The hydraulic properties of the different units were initially entered based directly on the average values for each lithology derived from pump tests. They were then iteratively adjusted within the limits of the minimum and maximum values derived from the tests until optimum model convergence was achieved.
The values ultimately used in the calibrated numerical model are summarised in the table below. The fractured bedrock unit is discretised to represent the discrete formations with different K values.
Due to the mode of initial deposition of meta-sedimentary units of the fresh phyllite zone, anisotropy between horizontal and vertical hydraulic conductivity may occur. In addition, foliations and folds observed in the deep fractured bedrock may influence the flow direction. In the absence of any specific basis for incorporating anisotropy within this layer into the model, it was assumed however that vertical hydraulic conductivity is equivalent to horizontal conductivity.
Recharge
Virtually all groundwater inflows are now derived from ongoing infiltration and recharge over the mine area. There is virtually no regional-scale groundwater flow in the basement rocks away from the immediate mine area. There is no longer any significant component of groundwater storage removal, even as the workings are deepened.
Groundwater levels observed in recently constructed environmental monitoring wells suggest that the area of dewatering influence extends past the 8km NE-SW strike length of the mine but is limited to 0.5 to 1km to the north-west and south-east and is mostly limited to an area of about 7 to 8km2 in extent.
Historical and recent underground flow mapping and field observations suggest significant mine water inflows are derived from infiltration through the overlying mined-out pits, with the remainder derived from infiltration over the general area of drawdown influence, including holding ponds and other surface water infrastructure. Historical mapping has also indicated infiltration contribution from the Rusty Monkey and Sansu pits which are now partially backfilled.
Typical natural recharge rates have been estimated through several previous studies, as summarised in the table below. These provide a range of values for recharge as a percentage of mean annual precipitation (MAP) which extends from 11 to 22.7%.
Groundwater discharge
Natural groundwater discharge at the mine occurs along the axes of surface water drainage channels in the form of river base flow. Very little surface water flow monitoring has been undertaken historically at the mine and hence the contribution of base flow to the stream hydrographs across the site is not well understood.
In the sector of the Obuasi concession, which has been subject to underground mine development, the most important mechanism of groundwater discharge is essentially artificial and relates to the pumping of water from underground sumps. Within the mine, groundwater inflows are conveyed via a complex system of gutters, raise bores and cascade dams to the lowest level within each sector of the mine. The water is then pumped to the surface from collection sumps. The rainfall and pumping figure presented earlier on in this section shows monthly pumping rates in conjunction with monthly rainfall. Average daily pumping rates to the surface are estimated to be of the order of 87l/s over the period 2008 to 2023.
The hydraulic conductivity and specific storage of the identified hydrogeologic units (i.e. water-bearing zones of rocks) through which groundwater discharges into the underground workings of the mine are presented in the table below.

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Hydraulic conductivities of main hydrogeologic units

Hydrostratigraphic unit	Hydraulic conductivity	Specific storage (1/m)
Laterite	1.70E-05	0.0001
Saprolite: highly weathered phyllite	2.00E-05	0.0001
Saprolite/Saprock: moderately weathered phyllite	9.00E-05	0.0001
Fresh phyllite	1.76E-05	0.0001
Phyllite	5.00E-09	0.0001
Deep phyllite	1.26E-10	0.0001
Volcanics	5.00E-10	0.0001
Volcano-clastics (Upper-Birimian)	4.00E-10	0.0001
Quartzite (Tarkwaian)	3.00E-10	0.0001
Tarkwaian	4.50E-10	0.0001
Granite	1.00E-10	0.0001
Recharge estimates from previous studies

Source	Methodology	Recharge (mm/yr)	Recharge (%MAP)
Golder, 2010	Chloride	389	22.7
Kuma, 2007	Soil moisture	299	17
	Baseflow analysis	192 ± 30mm	12
SRK, 2011	Numerical model	173 (natural)	11
		225 (waste rock)	14
Obuasi monitoring wells and infrastructure

Obuasi Mine Monitoring Boreholes with Infrastructure

N
STDXGW15
STDXGW13
DOKYGW07
Dunkwa Nkwanta
Binsere
Bongobri
Biox TSF
STDXGW28
Nyamso
DOKYGW06
STDXGW17
STDXGW26
DOKYGW02
POMPGW04
POMPGW08
POMPGW11
Coffer Dam 1A
Coffer Dam 1B
Coffer Dam 2
Rams Hill
POMPGW03
POMPGW15
POMPGW02
Gausu
Obuasi
Wawase
Bidiem
GUSUGW01
Kofikurom
STDXGW02
STDXGW08
South TSF
STDXGW03
Biney Estates
TRSSGW02
STDXGW22
Anwiam
STDXGW06
STDXGW04
NHYSGW05
Sam Jonah Estates
Nhyiaso
APTKGW05
NHYSGW07
APTKGW01
Anyinam
MTSXGW02
APTKGW07
PND3GW01
APTSGW02
MTSXGW01
Pond 1a & 1b
South Processing Plant
STPXGW01
Pond 2
P2WXGW01
P2WXGW02
NHYSGW03
Pond 3
Anwona
Heap Leach Pad
Odumase
170000
165000
195000
200000
Key Map
Obuasi Concession
Legend
Borehole
Community
Underground Access
Road
Ponds & Dams
Waste Rock Dump
Pit
South Processing Plant
TSF
Airport Strip
Boete & Diewuoso TSF Footprint
Consolidated Operation Footprint
Concession Boundary
0
0.5
1
2 Km
SRS:Ghana Metre Grid
EPSG: 25000
AngloGoldAshanti
Obuasi Ghana
Author: Carl Afenu
Date: 12-01-2023

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7.6Geotechnical testing and analysis
The geotechnical evaluations involve the assessment of all available geotechnical data which includes rock mass and structural data from geotechnical logging of DD core and mapping of underground exposures together with laboratory testing of intact rock properties.
Geotechnical parameters are logged to provide sufficient data for the determination of all the major rock mass classification systems including Rock Mass Rating (RMR), Rock Tunnel Quality Index (Q’) and Geological Strength Index (GSI). The parameters logged include rock types, geotechnical intervals, core recovery within geotechnical intervals, RQD, number of discontinuities, fracture infill types, number of joint sets, fracture frequency, Qualitative Strength Index (QSI), etc. An example of the rock mass logging parameters and the coverage of geotechnical logging/mapping data are shown below.
The geotechnical logging parameters are assessed to generate rock mass classification which is used to build a three-dimensional space (3D) Mining Rock Mass Model (MRMM) for mine designs and stope stability assessment. The geotechnical rock mass model is represented by a simplistic set of domains (hangingwall, orebody, footwall) established per block, based on the dominant lithology present. The lithology of Obuasi consists of these main units: meta-sediments (schist, greywacke, carbonaceous/graphitic schist), meta-volcanics (dyke), graphite and/or quartz. The meta-sediment and meta-volcanic lithologies are intermixed throughout the hangingwall, orebody, and footwall areas. An example of rock mass classification for a logged borehole is shown below.
Rock strength has been derived mainly from point load tests conducted on-site. 948 rock samples from DD core were tested for point load strength. Samples were selected from the major rock types within the geotechnically logged core from the various mining blocks. Uniaxial compressive strength (UCS) values were derived from the point load test results.
Example of geotechnical rock mass core logging parameters

Borehole ID	From	To	Rock type	RMR	MRMR	Rock tunnel Quality Index (Q’)
						RQD/ Jn	Blk Size Class	Jr/Ja	Joint Strength Class	Q'
OB115875	0.00	14.30	Greywacke	52	38	10	Fair	1	Fair	9.87
OB115875	14.30	28.04	Greywacke	57	42	24	Good	1	Fair	24.20
OB115875	28.04	28.84	Quartz	41	30	9	Fair	1	Fair	9.37
OB115875	28.84	39.80	Greywacke	53	39	16	Good	1	Fair	16.00
OB115875	39.80	58.54	Greywacke	55	40	16	Good	1	Fair	16.01
OB115875	58.54	63.80	Quartz	48	35	18	Good	1	Fair	18.44
OB115875	63.80	68.26	Carbonaceous schist	42	31	6	Poor	0.6	Poor	3.59
OB115875	68.26	72.80	Greywacke	51	37	9	Fair	1	Fair	9.50
OB115875	72.80	78.80	Greywacke	55	40	25	Good	1	Fair	24.50
OB115875	78.80	90.95	Schist	53	39	11	Fair	1	Fair	10.52
OB115875	90.95	97.00	Schist	54	40	25	Good	1	Fair	24.79
OB115875	97.00	104.65	Greywacke	53	39	11	Fair	1	Fair	10.72
OB115875	104.65	112.00	Dyke	47	34	8	Fair	1	Fair	8.04

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Geotechnical logging/mapping data coverage within the mining blocks (long section looking true west)
Uniaxial compressive strength and elastic properties were analysed by an external, approved rock mechanics laboratory on some selected rock samples from the active mining blocks. Currently, active mining blocks at Obuasi include Sansu, Block 8 and Block 10. Rock samples were selected from the major rock types within defined geotechnical domains of logged DD core for laboratory testing.
Thirty rock samples were tested at the University of Mines and Technology (UMaT) Geotechnical Laboratory at Tarkwa (Ghana) for uniaxial compressive strength (UCS) according to ASTM: D2938-95 method specification. Fifteen rock samples were tested for uniaxial compressive strength with elastic modulus and poisson ratio by means of strain gauges according to International Societies of Rock Mechanics (ISRM's) specification at Rocklabs Limited (a division of SOILLAB Pty Ltd), Pretoria, South Africa. Single stage triaxial tests were conducted on 15 sets of samples at different confining pressures. For each set of triaxial tests, elastic properties were determined at each stage of confinement by means of strain gauges. The triaxial compression tests with elastic properties testing by means of strain gauges were done according to ISRM's specification at Rocklabs, South Africa. Twenty-eight samples were tested for Brazilian tensile strength according to the ISRM's Specification at Rocklabs, South Africa. No direct shear tests on structural defects have been conducted. Shear strength parameters for structural defects are estimated from back-analysis of post-failure assessment of mined excavations/stopes.
Quality and validity assessment of the laboratory test results for UCS, triaxial compressive strength and Brazilian tensile strength has not yet been conducted.
The currently available laboratory tests for rock properties do not cover all the major rock types (schist, phyllite, greywacke, carbonaceous/graphitic schist, dyke, and quartz) across all mining blocks on the mine. The limited number of the UCS tests completed does not give a full representation of the known rock strength within all mining blocks. Hence, additional rock samples from the current DD programme will be sent to external laboratories for rock strength properties testing to complement the existing dataset. A satellite geotechnical laboratory equipped with MATEST UCS equipment, which has been certified by the Ghana Standard Authority (GSA), has been set-up on the mine to undertake uniaxial compressive strength (UCS) tests of rock samples to generate sufficient rock property data for all the major rock types within the active mining blocks.

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Summary of rock properties test results for the active mining blocks

Mining block	Rock type	Density	UCS	Tensile strength	Young Modulus	Poisson	mi
		(g/cm3)	(Mpa)	(Mpa)	(Gpa)	Ratio
Sansu	Greywacke	2.8	92.5	20.2	59.3	0.3	16.9
	Schist	2.7	55.1	14.4	67.1	0.3	9.9
	Carbonaceous schist	2.6	58.3	17	63.7	0.2	10.1
	Dyke	2.9	83.5	13.3	51.9	0.2	7.5
	Quartz	Not available
	Graphite	Not available
Block 8	Greywacke	Not available
	Schist	2.6	59.7	15.9	50.3	0.2	2.9
	Carbonaceous schist	2.7	63.5	11.3	58.8	0.3	9.6
	Dyke	3.0	62.2	13.0	69.9	0.3	Not Available
	Quartz	2.7	50.7	Not available
	Graphite	Not available
Block 10	Greywacke	2.9	304.7	17.5	67	0.3	Not Available
	Schist	2.8	141.2	15.0	69.5	0.3	3.7
	Carbonaceous schist	2.6	75.7	10.4	61.3	0.3	5.9
	Dyke	3.0	117.6	12.8	62.2	0.3	9.2
	Quartz	2.6	89.3	Not Available	96.6	0.3	Not Available
	Graphite	Not available
Rocscience RSData™ software is used to derive the rock mass properties by analysing the intact rock strength characteristics and constitutive behaviour to determine strength envelopes and other material parameters. The derived material strength properties are used as input parameters for numerical modelling. Material strength properties derived by RSData are directly imported into numerical modelling software for numerical analysis.
It is generally asserted that meta-sediment and meta-volcanic units are of fair rock mass quality, while the graphite is of poor rock mass quality. The graphitic shear zone represents the main weakness and is a major driver of the potential failure mechanism because most of the stope and/or development failures observed are associated with presence of graphitic shears. However, the analysis of available geotechnical rock mass data coupled with field observations confirms that generally the rock mass quality of Obuasi decreases with depth.
8.Sample preparation, analysis and security
8.1Sample preparation
DD core, RC chips and rock chip channel sampling (in crosscuts and reef drives) are the main sample types collected historically at Obuasi. Since 2019, only DD core samples have been collected (although RC pre-collars were drilled during 2020; they were not used to drill mineralised areas and were not sampled during that test phase, but the process has been reintroduced as of September 2022). Although channel sampling is no longer being done, the previously collected samples are still used. There were usually three channel samples at each location - one at the bottom, one in the middle and one at the top. Only the mid-channel samples were extracted from the database.
The DD, crosscut and reef drive samples are all used for wireframe modelling whereas only crosscut and drill samples are used for grade estimation. All samples are analysed by the laboratory using a portable X-ray fluorescence (pXRF) instrument (a Bruker™ Counter Top XRF (CTX)). The main elements from the pXRF analyses currently being utilised include Arsenic (As), Silicon (Si), Iron (Fe) and Sulphur (S).
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For RC (pre-2019 historical sampling), the sampling processes included sampling using multi-stage riffles to give a 25% split. If necessary, this was coned and quartered to give a sample of about 2kg to be sent to the laboratory for analysis. The sample condition is recorded in the logging sheet regarding wet/dry and recovery.
For face chip sampling (pre-2019 historical sampling), the sampling processes included sampling of both the north and south walls of the crosscuts along channels cut 1m vertically from the floor (perpendicular to the geological domain) based on geological contacts and changes in the mineralisation. The weight of the sample was approximately 1.5kg, obtained by cutting a continuous even groove 1.3cm deep and 2.5cm wide. Sampling was at various intervals generally ranging from 0.5m to 3m. This practice of sampling (face chip) has ceased but historical results are still used for modelling and estimation where appropriate.
For underground RC drilling post-2019, the sampling processes include a multi-stage cyclone which gives a 15% 15% 70% split. The 15% split gives a sample weight of about 3.5kg to be sent to the laboratory for analysis. The sample weight is recorded, and mass balance is conducted routinely to check recovery.
For DD core samples, the zones to be sampled are marked by the geologist based on the visual identification of quartz and/or arsenopyrite mineralisation, the presence of shearing or alteration and the presence of visible gold. The geologist marks the direction along which the core should be split, after considering the attitude of the bedding or foliation relative to the core axis. Sampling is generally carried out at a maximum of 1m drill length intervals, with different geological units being sampled separately. In prior years, before the start of the redevelopment project, sampling was done at various intervals and could be as long as 3m with the average length at around 1.5m. All samples are currently composited to 1.5m intervals (with a minimum length of 0.3m). Datamine software is used for the composting, with the Mode 1 method of compositing being used, which forces all samples to be included in one of the composites by adjusting the composite length, while keeping it as close as possible to the interval length of 1.5m. The appropriateness of the composite length is continuously reviewed.
For exploration drilling, the core samples are sawn into two halves, one portion is broken up and bagged for submission for assay while the other half is placed in the core tray to be stored for future reference. The grade control cores are wholly sampled. The samples are recorded onto the logging application and registered with barcode tickets before they are dispatched to the laboratory.
Sample sizes are considered appropriate to the grain size of the material being sampled.
Spatial data (collar and downhole surveys) are collected (as described in previous sections) for each drill hole and stored in the database.
Prior to 2022, the average bulk densities used were (2.65g/cm3 for quartz and 2.89g/cm3 for sulphide rocks). These are based on a bulk density study done in 2007 (Boachie, 2007) that was done across the mine, but based on few samples and, as such, required further confirmatory work. The routine collection of density data from drill core was instituted in late 2020 to improve on the bulk density confidence. The bulk density data collected in the ongoing bulk density study has resulted in an average of 2.65g/cm3 for quartz and 2.80g/cm3 for sulphide rocks. These new densities were applied for all models updated during 2023.
DD core (and previous face chip samples) is logged in full to collect lithology, structure, alteration, mineralisation, and geotechnical information prior to undertaking the sampling.
Drill hole planning aims to take into consideration the geometry of the orebody, to ensure drill hole/orebody intersection is at a right angle to the mineralisation. However, this is not always fully achievable given the limited availability of sites for drilling underground. Underground holes are often of a "fan" nature and hence, don't always optimally intersect the orebody. As all holes are surveyed, intersection angles are known and true widths can be calculated and reported (not drill hole lengths, unless otherwise stated).
Exploration DD half-core samples are permanently retained (throughout the LOM). If the need arises to dispose of these, it requires approval, through a written disposal permit from the AngloGold Ashanti (Ghana) environmental department.
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Pulp rejects from the laboratory are retained for three months in case a re-assay is required. All these samples are stored at the geology coreyard, where a purpose-built shed has been built to store and protect the core from the elements. This facility has 24/7 security.
Core recovery is measured for all core and is recorded in the Fusion database. The core depths are checked against the depth marked on the core blocks to calculate the core recovery. Any core loss is recorded in the database. Overall core recoveries are generally good and more than 90%.
Mass balance is conducted routinely at every drilling chamber to verify the sample recovery for underground RC drilling. This process is carried out underground where the geology technicians collect all the samples, including fines from each cyclone chute and conduct the test using an electronic balance.
A potential grade bias has been observed with the use of both DD core and channel samples for grade estimation and is a potential concern. Yet, bias tests conducted to date, suggest that the bias between channel and DD core grades is –9% and that they may be used together for grade estimation. In the Sansu area, a comparison of the mean grades of the drill hole and channel samples within a suitable test area showed differences between 1% to 8% for adequately informed domains. With time, as mining progresses, there will be less reliance on channel sampling as all new sampling is done RC and DD.
Exploration samples are sawn into two and one half prepared and dispatched for analysis and the other half is photographed and stored for future reference. Grade control samples are wholly sampled. RC sample passes through the multi-stage cyclone splitter system which splits the samples into three with a ratio of 15% 15% 70% and the samples are wet.
At the laboratory, delivered samples are sorted, and their labels are digitally recorded in the Laboratory Information Management System (LIMS) by scanning their barcodes. These samples are then placed in an oven and dried at a temperature of 100°C ± 10°C typically for 1 to 18 hours depending on the moisture content. After drying, the samples undergo a size reduction process; initially, they are processed through a KeegorTM primary jaw crusher to reduce their maximum size to less than 6mm. Following this, a secondary crushing stage involving a Boyd Elite Rotating Sample Divider (RSD)TM crusher further diminishes the sample size to less than 2mm. To achieve a more manageable sample size of approximately 800g, a rotary splitter is employed. These samples are then finely pulverised to achieve a consistent particle size, with 95% passing through a -75µm mesh, using an LM2 pulveriser. To ensure quality, wet sieve tests are conducted on 1 in every 20 samples to verify that 90% to 95% of the material passes through a 75µm sieve. From this processed material, a 30g sub-sample is extracted for analytical assessment. This method of sample preparation is considered appropriate, is properly implemented, and yields representative samples.
To minimise the potential for contamination, the jaw crusher, splitter and pulveriser are flushed with barren material between each sample. The mass of the samples is also cross-checked, before and after to ensure there has been no sample loss and/or contamination.
8.2Assay method and laboratory
Prior to the merger between the former AngloGold Limited and the Ashanti Goldfields Company Limited in 2004, all samples were analysed by a mine site laboratory facility (operated and managed by the mine) situated in the plant area. After the merger, the facility continued to analyse the grade control samples, but exploration and overflow samples were sent to Australian Laboratory Services (ALS) Chemex™, an accredited laboratory, situated in Kumasi.
The current onsite laboratory facility was constructed outside the plant area and operated by TMP Ghana Limited (TMP) in 2012. Soon after, in January 2013, TMP was acquired by SGS, and the laboratory was then operated by SGS until the mine went on limited operations in 2016.
All samples are currently analysed by this same onsite laboratory facility which was refurbished in early 2019. This facility is owned by Obuasi but managed and operated by SGS Soluserv Limited (SGS Soluserv) under a three-year contract. SGS Soluserv is a JV between SGS Inspection and Testing Services Limited (SGS) and Soluserv (Ghana) Limited. Sample analysis recommenced in May 2019 and all samples are dispatched to this onsite laboratory. SGS Soluserv is not accredited, however, the parent company (SGS) is accredited and globally reputable.
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The sample preparation is detailed in Section 8.1.
Gold determination is by fire assay on 30g aliquots with atomic absorption spectroscopy (AAS) or gravimetric finish (gravimetric for samples greater than 100g/t). This analytical method is considered appropriate for the style of mineralisation.
8.3Sampling governance
Sample recovery is measured for all core samples and is considered good (greater than 90% recoveries) and is not considered to be a significant source of bias.
A comprehensive QA/QC process is in place. It includes internal QA/QC processes used by the laboratory as well as an independent, external process used by AngloGold Ashanti to independently verify QA/QC performance. Overall, the QA/QC results showed adequate accuracy and precision with no significant contamination. In addition, ongoing production data confirms the reliability of prior sampling and assaying.
Barcodes are used at all stages of core movement and sampling. Initially, the core samples are transported by the drilling contractor in barcoded trays with the hand over point being the coreyard where the core is checked and is electronically recorded as "core received".
This barcoding is retained through all the logging and sampling stages so that an individual core tray's status can be checked at any point. Samples taken for assay are also barcoded at the coreyard before dispatch to the laboratory, with the individual sample's barcode being retained throughout its preparation and assay.
When logging and sampling are complete, the laboratory collects the samples from the coreyard, and all parties sign a sample dispatch sheet. The dispatch of the samples is also electronically recorded as "dispatched". A new coreyard facility was built in 2019 which is significantly more secure than the old coreyard facility. All existing cores have been moved and are now stored at the new facility.
Data used to update the Mineral Resource estimates at Obuasi is stored in a Datamine Fusion database. Much of the older data were captured on paper sheets and were manually entered into the database. From 2015 to 2018 a comprehensive data validation project was undertaken that focused on validating the data in the database by comparing the database against the original input data (such as the paper logs) and any noted errors (like transcription, survey grid or input errors) were corrected.
Currently, all data both logging and mapping is electronically captured and processed. It is all stored in the Fusion database which has numerous data checks in place to ensure veracity and requires checks and logged authorisation before data can be loaded. The data is also directly extracted from the Fusion database for modelling and estimation.
The geology department completes monthly audits of the laboratory processes and procedures to ensure that the delivered assays are of adequate quality and reliability and that contract conditions are being met. A more comprehensive audit by a specialist is instituted on an ad-hoc basis. Such an audit was completed in November 2022. Several continuous improvement items were identified, but no material risks.
8.4Quality Control and Quality Assurance
The current independent QA/QC measures undertaken at Obuasi include the routine submission of Certified Reference Materials (CRMs), blanks (pulp and coarse) and duplicates (pulp and coarse) at regular intervals. Each QC type is inserted at a rate of approximately 1 in 20 (5%) for both grade control and exploration samples. This level of insertion is in line with company guidelines and is considered adequate to comprehensively test for assay accuracy, precision, and contamination.
The results are analysed by the database and QA/QC specialist as received and are compiled into a monthly report. Re-assay is requested for failed samples.
The accepted range for the CRMs is the expected value of ± 2 standard deviations. The expected value and standard deviations are as per the product certificate. It is expected that, if the laboratory is performing well, less than 5% of submitted CRMs will be outside of the 2 standard deviation limits. For
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samples submitted during 2023, there was a 2.6% failure rate: well within acceptable limits and demonstrating good assay accuracy.
Blanks are expected to report below 0.03g/t for coarse blanks and 0.02g/t for pulp blanks. Less than 0.5% of blank failures were recorded during 2023, which shows that there was minimal laboratory contamination.
Pulp and coarse duplicates are inserted and compared with the original assay to measure assay precision and bias. For pulps, 90% of the duplicate pairs measured an imprecision of 16% (as measured by a Half-Absolute-Relative-Difference (HARD) analysis). For coarse duplicates, 90% of the pulp duplicate pairs measured an imprecision of 19% HARD. Both are outside of the ideal limit of 90% but are considered acceptable given the nature and style of mineralisation in Obuasi.
Overall, these results show that the primary SGS Soluserv laboratory is achieving good accuracy and precision and that no significant contamination is occurring.
This QA/QC programme is run in addition to the routine QC insertions and monitoring undertaken in-house by the laboratory. The results for the QA/QC samples are frequently analysed with any discrepancies dealt with in conjunction with the laboratory prior to the analytical data being imported into the database. QA/QC records are available for samples collected since 2005.
Currently, Intertek Minerals Limited (Tarkwa) (Intertek) is being used as a referee laboratory for check assays where 10% of assays are sent to Intertek for analysis. Similar to the process followed for the primary assay laboratory, CRMs, and blanks are inserted at regular intervals into the sample stream at a rate of about 1 in 20. There has been an Interterk recorded a positive bias of 12%, 1% and 4% in the first, second and third quarters respectively.
Certified reference material AMIS0867 (2023)

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Certified reference material SL-61 (2023)
Certified reference material SP-59 (2023)

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Certified reference material SQ-88 (2023)
Coarse blank material (2023)

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Pulp duplicate HARD graph
Check assay graph (SGS Laboratory vs Intertek Laboratory)
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8.5Qualified Person's opinion on adequacy
The Qualified Person considers that sample preparation, security and analytical procedures are adequate. Industry-standard practices are followed by the laboratory for sample preparation and analysis. Rigorous QA/QC processes are applied (internal and external) to check for contamination and ensure that sample results are reliable and representative. Laboratory audits are completed to identify any non-conformances and external check assaying is done every quarter. The handover point of the samples to the laboratory is a secure core yard facility and samples are directly transported to the laboratory which is within the mine perimeter (less than a kilometre away from the core yard) and is also a secure facility.
The analytical procedures used do not deviate from conventional industry practice.
9.Data verification
9.1Data verification procedures
For all new sampling (i.e., samples collected since 2019), several data controls are in place to ensure adequate data quality, processing, and handling. All drilling data are collected, validated, managed, and delivered to end users using the Fusion geological database management system (GDMS). The database is managed by an experienced database and QA/QC specialist. Primary data elements used for Mineral Resource estimation include density, geological data (lithology and mineralisation), survey data (downhole and collar), gold grade assays, etc. All data is captured electronically. Logging data is captured directly onto handheld tablets; collar and downhole surveys and assay results are electronically received and transferred. Data validation checks are completed before the data is authorised and approved for geological modelling and grade estimation. Checks include items such as "completeness" (all required data collected including the metadata and table data); checks on the spatial information (collar and survey) and interval checks (such as overlapping intervals or duplicates). Once the data is authorised, it is directly extracted from the Fusion database for modelling and estimation (directly imported into the modelling software using ODBC links and SQL views).
The handover point for DD samples is the core yard where the drill contractors hand over the core to the company. The core is stored in a secure facility and a core library is in place for easy access to the core. All drill core is photographed with a digital camera before sampling to create a permanent record of the initial rock condition. The photographs are stored and linked to the drilling intervals. The core is oriented, and logging is captured electronically using handheld tablets. Several validations are included in the capture software which prevents erroneous data entry. Approximately 30% of the logs are verified and reviewed by a senior geologist.
Data collected prior to 2019, and collected over several decades, were included for Mineral Resource estimation. A comprehensive data validation project was completed from 2015 to 2018 to validate all pre-2019 data stored in the Fusion database. The historic data underwent several phases of validation which aimed at checking the database information against the original scanned logs and checking for other issues such as grid conversions, collar issues, transcription issues, duplicate data, magnetic declination adjustments and so forth. A significant proportion of these drill core samples were also re-logged (most notably in Block 11).
In addition to these measures, the Qualified Person has physical access to the logging area and is well-versed in the methodology of data capture. The Qualified Person has access to the Fusion database into which the data is captured. A process map has been created that clearly defines the individual party's accountabilities, the handover points, and the steps to be followed to ensure the security of samples and the quality of results. The Qualified Person was involved in the drafting of the processes, has taken time to review the process and is convinced that it is accurate and meets industry standards.
9.2Limitations on, or failure to conduct verification
There is no limitation on, or failure to conduct the required verification. Both Mineral Resource and Mineral Reserve Qualified Persons are based at the mine site and can conduct verification as required. This is done as part of their routine job tasks.

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9.3Qualified Person's opinion on data adequacy
The Qualified Person considers that the data used is adequate for Mineral Resource and Mineral Reserve estimation. The sample preparation, analysis, quality control, and security procedures have changed over time to meet evolving industry practices. It is reasoned that practices, at the time the information was collected, were industry-standard and included the geological and survey data collected over several decades prior to the merger of AngloGold and Ashanti Goldfields in 2004. The risk associated with the inclusion of the historic sampling data has been further mitigated by a comprehensive data validation project completed between 2015 and 2018. Verification work continues as areas become accessible and further infill drilling becomes possible.
It is worth noting that there is a reliance on historical survey information for depletion and sterilisation of the Mineral Resources in areas that have been historically mined over many decades but are currently not accessible. The verification of this information is an ongoing project. However, in some areas with a high degree of uncertainty (such as Côte d’Or), the Mineral Resource was classified into the Inferred Mineral Resource category to reflect reduced confidence.
10.Mineral processing and metallurgical testing
10.1Mineral processing / metallurgical testing
The Obuasi FS metallurgical test work programme did not test multiple different flowsheets but tested and optimised the existing sulphide treatment plant (STP) flowsheet. The test work programme was truncated and focused primarily on testing and optimising the condition for the gravity and flotation (i.e., flash, and bulk flotation) circuits and excluded the regrind, mesophile BIOX batch amenability test (BAT), settling, neutralisation and BIOX CIL test works. This was supported by the consistently good performance of the BIOX circuit at Obuasi (typically 93% to 95%) and the relatively poor performance of the gravity and flotation circuits.
As the operations reach a steady state, Mineral Resource model predictions will continue to be reconciled to the actual process plant recoveries to determine performance levels. The metallurgical process is also not new and Obuasi has a long track record of production to support the metallurgical assumptions used.
For the 2023 Mineral Reserve estimates, the metallurgical recovery used was based on a review of the 12-month production performance, which show a consistent upward trend in process plant recoveries, supporting a revision of the plant recovery from 87% to 88%.
10.2Laboratory and results
The FS test results were derived from historic plant recoveries, original as-built data, and a test work programme done by SGS Lakefield, South Africa on samples from the Blocks 8L and 10 grade control drilling programmes, which provided an opportunity to reassess the stage recoveries based on representative samples of future ore sources. Upside allowance was made for higher grade ore and forecasted improved process control. SGS is a global giant in metallurgical test work and is ISO/IEC 17025 accredited.
All elements have been factored into the approved process route as per the FS and original plant design so there are no significant effects on economic extraction efficiencies and recovery targets. Recovery targets beyond the FS also considered historical data since the plant was originally commissioned and upon reaching stable operations after the redevelopment project, optimisation exercises will be pursued by way of continuous improvement.
Block 8L master composite confirmatory test: flotation conditions

Product	Grind size P80 (µm)	Activator dosage rate (g/t)	Collector dosage rate (g/t)	Co-collector dosage rate (g/t)	Frother dosage rate (g/t)	Flotation time (min)	Pulp density (% w/w)
Flash Flotation	425	150	125	30	25	3	60
Rougher Flotation	106	100	180	65	40	30	30
Cleaner Flotation	—	—	—	—	—	25	10
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Master composite confirmatory test: gravity recoverable gold test

Product	Mass pull (%)	Feed Au (g/t)	Assay grade concentrate		Tailings Au (g/t)	Stage recovery to concentrate
			Au (g/t)	S2 (%)		Au (%)	S2 (%)
Flash Flotation	4.1	7.0	96.7	11.7	3.4	55.1	55.0
Rougher Flotation	12.3	2.4	16.5	3.5	0.3	87.8	90.7
Cleaner Flotation	59.4	16.5	27.2	5.7	0.9	97.8	97.5
Summary master composite confirmatory test

Product	Assay head Au (g/t)	Calculated head Au (g/t)	Residue Au (g/t)	Mass pull to concentrate fraction (%)	Concentrate grade Au (g/t)	Stage recovery Au (%)	Incremental recovery Au (%)
Flash Flotation	7.0	7.2	3.4	4.1	96.7	55.1	55.1
Gravity Concentration	3.4	3.7	2.4	0.4	316.0	33.8	15.2
Rougher Flotation	2.4	2.3	0.3	12.3	16.5	87.8	26.1
Cleaner Flotation	16.5	—	0.9	59.4	27.2	97.9	-0.6
Overall Recovery	—	—	—	—	—	—	95.8
Master composite confirmatory test: products

Product	Mass fraction (%)	Assay grade		Recovery (%)
		Au (g/t)	S2 (%)
Gravity Concentrate	0.4	316.0	—	15.2
Final Flotation Concentrate	11.4	52.2	7.9	80.6
Final Tails	88.2	0.4	0.1	4.2
Block 8L master composite: diagnostic leach test

Diagnostic Component	Description	Fraction
Cyanide Soluble	Free milling gold that could be extracted via direct cyanidation (i.e., free and exposed gold).	31.1%
Preg-robbed	Gold that was ‘preg’-robbed, but recoverable via CIL processing.	9.5%
Hydrochloric Acid Leach	Gold that could be extracted via a mild oxidative pre-leach, (i.e., gold associated with calcite, dolomite, pyrrhotite, haematite etc.)	0.1%
Nitric Acid Leach	Refractory gold associated with sulphide minerals (i.e., pyrite, arsenopyrite etc.)	24.3%
Roast	Gold associated with carbonaceous material such as kerogen	33.0%
Silica/Gangue	Gold locked in quartz and silicates	2.0%
Total		100.0%
CIL Recoverable Gold		40.6%
Refractory Gold		24.4%
10.3Qualified Person's opinion on data adequacy
It is the opinion of the Qualified Person that the supporting technical information is with industry standards and adequate for this Technical Report Summary.
11.Mineral Resource estimates
11.1Reasonable basis for establishing the prospects of economic extraction for Mineral Resource
The geological parameters at Obuasi are assessed to have no negative impact on the potential for economic extraction. The processing plant is specifically designed to effectively recover both types of ore, namely quartz and sulphide ores. Moreover, throughout the extensive history of mining and processing at Obuasi, no deleterious elements have been identified.
The mining method is LHOS. Development recommenced in early 2019 and stope mining in late 2019. The ODD is currently used as the main access to the mine. Some portion of material movement utilises
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the Kwesi Renner Shaft (KRS) rock winder whilst the Kwasi Mensah Shaft (KMS) ore handling system will, from the second quarter of 2023, complement the later years of production. Surface trucks will rehandle material from the KRS and KMS bins to the run of mine (ROM) pad or waste dump.
Stope and mine design have been based on a detailed geotechnical assessment of the relevant mining areas including a review of the intact rock strength and rock mass characterisation programmes. Geotechnical modelling was undertaken of mined-out areas to determine appropriate regional support and the stoping sequence to control stress.
Hydrogeological data for underground operations is limited but shows pumping rates roughly following a seasonal trend with higher inflow rates during the rainy season. In general, the mine appears fairly dry because of substantial under-draining of the current workings by underlying excavations. An independent review was undertaken by AMC in April 2015 of the conditions on site and SRK Consulting’s (SRK) geotechnical assessments. AMC concluded that there are no significant flaws in the geotechnical assessments or associated mine and stope design recommendations.
The existing process plant (STP) was refurbished in 2019. The STP circuit contains a single-toggle jaw crusher, SAG and ball mills as coarse grinding circuits coupled with gravity and flash flotation units, conventional flotation circuit coupled with the fine grinding unit and thickening units, BIOX, Counter Current Decantation (CCD)/neutralisation, and conventional CIL.
The key assumptions and parameters used are summarised in Section 11.2 and support the reasonable prospects for economic extraction.
Appropriate infrastructure is available at Obuasi for mining including sufficient water, power, and site access for reasonable and realistic prospects for economic extraction. The infrastructure to support mining has been in place for many decades, the current project being undertaken to resume mining at Obuasi has included significant capital to upgrade and rehabilitate existing infrastructure to support a world-class operation. These include underground ventilation systems, conveyor systems, material and human hoisting infrastructure, crusher and associated conveyors, SAG and ball mills, flotation, thickeners, BIOX, CIL, elution and electrowinning and tailings management facilities. These facilities are powered by electricity from the national grid and an onsite 20MW emergency generator facility and serviced by site water and air reticulations.
Currently, Obuasi holds three mining leases (totalling 141.22km2) of which the extents are:
•Obuasi mining lease comprising 87.48km2
•Binsere 1 mining lease 29.03km2
•Binsere 2 mining lease 24.71km2
The concession previously covered an area of 474.27km2 and had 80 communities within a 30km radius of the mine. This was reduced to the current 201km2 in March 2016. In January 2021 a further reduction was approved by the Minister, bringing the total size of the lease to 141.22km2 which remains to date. The Obuasi Mineral Resource and Mineral Reserve are contained within these mining leases and AngloGold Ashanti Ghana has the surface rights to the necessary portions of the mining license required for mining and infrastructure.
Presently there are no anticipated environmental or social factors that are considered a risk to economic extraction. While historically there have been issues with illegal miners, more recently these incursions have been curtailed with active support from the local and national government. They will continue to be closely monitored and managed. Costs for environmental rehabilitation and social sustainability projects are included in the cost model and modifying factors.
There is a transparent quoted derivative market for the sale of gold and the cost of selling and refining gold are included in cost models and modifying factors. Marketing parameters are not considered an impediment to the reasonable and realistic prospects for the economic extraction of the Mineral Resources.
The economic assumptions and parameters used are sufficient to support realistic prospects for economic extraction. The gold price of $1,750/oz was used in conjunction with cost assumptions to calculate the appropriate cut-off grades for the underground Mineral Resource. The cut-off grades varied between 3.79g/t and 4.49g/t. The specific cost assumptions and factors used in the cut-off grade
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calculations are explained in Section 12.2. The difference between the cut-off grade inputs for the Mineral Resource and Mineral Reserve was the gold price assumption, with $1,400/oz used for the Mineral Reserve and $1,750/oz used for the Mineral Resource.
The cut-off grades were incorporated using the Datamine Mineable Shapes Optimiser™ (MSO) software tool. This tool creates and evaluates three-dimensional envelopes of material based on the cut-off grade and other relevant factors such as size, shape, dilution, and orientation of mining units. The reported Mineral Resource is constrained within these mineable shapes.
A review of the open pit was conducted in 2023, considering the economic assumptions for the open pit Mineral Resource. These assumptions were based on a gold price of $1,750/oz and current mining costs. An optimised Mineral Resource shell was generated for reporting purposes. The open pit Mineral Resource is reported at a cut-off grade of 1.07g/t, which was calculated using the current gold price and mining costs. This open pit Mineral Resource contributes approximately 5% of the total Mineral Resource. The gold prices used are provided by the registrant annually (refer to Section 25).
All available, appropriate data has been used for Mineral Resource estimation. This includes historical geological and survey data collected over several decades prior to the merger of AngloGold and Ashanti Goldfields Company in 2004. The risk associated with the inclusion of the historical geological data has been mitigated by a comprehensive data validation project completed by a team of geologists between 2015 and 2018, which included the re-logging of all available holes below 50L.
With regards to the historical survey data, given the mine's long history, there is uncertainty in the reliability of some of the previous mining volumes. Certain measures have been taken to lessen this risk including large-scale sterilisations for unreachable or extensively mined areas or downgrades to the Inferred Mineral Resource category to reflect reduced confidence. However, verification of this historical information is ongoing and there may be additions and subtractions over time as further assessments are made, areas become accessible and more detailed investigations can be undertaken.
11.2Key assumptions, parameters and methods used
The Mineral Resource is reported exclusive of Mineral Reserve in this Technical Report Summary and is reported at 31 December 2023. The exclusive Mineral Resource is defined as the inclusive Mineral Resource less the in situ Mineral Reserve before dilution and other factors are applied.
The surface Mineral Resource is constrained by pit optimisation shells and the underground Mineral Resource by optimised stope shapes using MSO. These shapes maximise the recovered Mineral Resource value above a cut-off while also catering to practical mining parameters. The cut-off grades are based on a gold price assumption of $1,750/oz for underground and open pit Mineral Resource.
The estimation and reporting of Mineral Resource tonnages and grades are done in situ, while stockpiles are reported as broken material. The parameters used to generate the outline for the underground Mineral Resource MSO are provided below. This includes:
•the cut-off grades,
•the high-level costs used in cut-off grade calculations, and
•other MSO parameters.
The shape optimiser is responsible for creating and evaluating three-dimensional envelopes of material based on the cut-off grade and other relevant factors such as minimum size, shape, dilution, and orientation of mining units. The reported Mineral Resource is confined within these mining units, and all material within these shapes is included in the report. This means that the cut-off grade is considered during the creation of these shapes, and no additional cut-off grade is applied when reporting from them.

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Parameters used for generating the Underground Mineral Resource

Inputs	Block 1	Block 2	Block 8	Block 10	Adansi	Côte d'Or	Sansu	Block 11	Block 14
Gold Price
Gold Price ($/oz)	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750
Costs
Mining Cost ($/oz)	86.79	88.61	78.6	81.32	96.69	83.43	76.61	85.73	85.73
Processing Cost ($/oz)	40.35	40.35	40.35	40.35	40.35	40.35	40.35	40.35	40.35
G&A ($/oz)	40.15	40.15	40.15	40.15	40.15	40.15	40.15	40.15	40.15
Royalty (%)	0.035	0.035	0.035	0.035	0.035	0.035	0.035	0.035	0.035
Metallurgical Recovery
Metallurgical Recovery (%)	0.88	0.88	0.88	0.88	0.88	0.88	0.88	0.88	0.88
Cut-off grades
MSO optimising cut-off grade (g/t)	4.15	4.48	3.79	4.02	4.25	4.24	3.9	4.49	4.49
Mineral Resource cut-off grade (g/t)	4.15	4.48	3.79	4.02	4.25	4.24	3.9	4.49	4.49
Other MSO parameters
Dynamic Dip and Strike Control	Used (mineralisation wireframes for stope dip and strike control)
Sub Stope Definition Method	Used (Combination of Proportional Shapes; Alternating Sequence, Horizontal Proportional Division Type with 5 Divisions)
Stope Sections (m)	Fixed at 15m or 20m increments
Stope levels	Aligned with development levels or proposed development levels
Stope width (m)	Apparent Width Method (Min 4m, Max 100m, Min Pillar 8m)
Stope Dilution (m)	Applied (ELOS Dilution; Near/Far Method; Single Values of 0.5m for Near and Far)
Stope Dip angle (°)	Min 60, Max 180, and Max Change 20
Stope Strike angle (°)	Min -45, Max 45, and Max Change 5
The surface Mineral Resource is not included in the Mineral Reserve. A cut-off grade of 1.07g/t was applied to the open pit.
The geological model includes 3D wireframes representing the weathering profile (for the open pit models), the main rock types (metavolcanics, metasediments, graphite, and quartz), the shear boundaries, the mineralised lodes within the shears and, for the Obuasi Fissure, a further subdivision of the sulphides into low, medium, and high-grade zones.
The mapping, drill hole, channel and reef drive sample data inform the interpretations. For the open pits, Datamine software (explicit modelling) was used in the past, but since 2022, the new updates for the open pits, together with the underground areas (from 2019 to present), use Leapfrog™ software (implicit modelling). The main units (Obuasi Fissure and Côte d’Or) are geologically continuous, but the Côte d’Or is very narrow, and the Obuasi Fissure is variably mineralised. Numerous hangingwall and footwall mineralised lodes splay off the Obuasi Fissure. They are often well mineralised (especially close to the Obuasi Fissure), but generally, their continuity decreases with distance away from the fissure (eventually pinching out). The quartz zones are less continuous (they pinch and swell) in the south of the mine and at shallower levels, but they become very continuous and dominate at depth. The data density is considered sufficient to assure the continuity of mineralisation and geology to a conclusive level for Measured Mineral Resource and a reasonable level of certainty for Indicated Mineral Resource. The Inferred Mineral Resource data density is low and is based on limited geological evidence; evidence that is only sufficient to establish that geological and grade or quality continuity are more likely than not.
The interpretations are based on geological information that is considered to be sufficiently detailed, reliable, and of high quality to support the estimation of Mineral Resource. The geological logs provide comprehensive descriptions of various aspects including lithology, alteration, structure, weathering,
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mineralisation style, and geotechnical characteristics. Additionally, underground mapping is conducted to record contacts, structures, and mineralisation, which are then incorporated into the geological models. These logging and mapping activities are carried out by experienced and qualified geologists, with a senior geologist reviewing approximately 30% of the logs to ensure consistency and reliability. All the data is collected electronically and stored in the Fusion database. To validate the accuracy of the data collected before 2019, a team of geologists conducted a re-logging exercise and a data validation project between 2015 and 2018.
Obuasi has a long history of commercial mining and there are no obvious geological, mining, metallurgical, environmental, social, infrastructural, legal, or economic factors that are deemed to have a significant effect on the prospects of the deposit.
In addition, it is also considered that there are no known geological data that could materially influence the estimated quantity and quality of the Mineral Resource.
In terms of the estimation techniques for the underground areas (which form the bulk of the Mineral Resource), 3D wireframe models of the mineralisation and key lithologies are developed for estimation. The resulting wireframes are then used to code the drillhole samples before compositing. There are several domains for each block including those representing the quartz and the surrounding low, medium and high-grade sulphides of the main Obuasi Fissure and several more for the Côte d’Or shear and other hangingwall and footwall lodes, also separated into quartz and surrounding sulphides where appropriate.
Following a recommendation by the external auditor in December 2021, the composite lengths of all new model updates were revised. Previously, a composite length of 1.5m was employed. For blocks updated in 2022 and 2023 (Sansu, Block 8, Block 10 and Block 1), a 2m composite length was used for sulphides and a 1m composite length for quartz domains. Models which were not updated in 2022 and 2023, still utilise the 1.5m composite length. The samples were coded by domain and composited within the specified domains using the Mode 1 method of compositing in Datamine which forces all samples to be included in one of the composites by adjusting the composite length while keeping it as close as possible to the interval length.
Top capping exercises are done for each block to identify suitable capping thresholds to treat extreme outliers in the sample distribution (to prevent very high samples from overestimating the average grade of an area). The grade capping (top capping) applied differs from block to block. It is kept to a minimum as far as possible and is usually less than 0.5% of the samples in a particular domain. Histograms, log probability, and mean-and-variance plots are used to decide on appropriate values. The mean and Coefficient of Variation (CV; standard deviation divided by the mean) before and after capping are compared. Generally, the top caps employed resulted in a reduction in CVs to below 1.5 with the mean not changing by more than a few percent. This was true of all domains except for the quartz domains, which are much more variable due to the coarse gold nature of the free gold mineralisation. Semi-variograms are calculated and modelled to represent the grade continuity. Each block is done separately. In general, the greatest continuity is along the strike (sometimes with a plunge), the second direction of continuity is down dip, and the shortest direction, is along the thickness of the orebody. Typically, the variogram ranges along strike vary between 50m to 90m and down dip, between 30m and 70m. Along the shortest direction, it is typically 10m to 30m. The modelled nuggets are variable and typically range from around 10% to 40% of the population variance.
The optimal set of estimation parameters is determined by Kriging neighbourhood analyses (KNAs). Kriging efficiency and slope of regression are used to investigate conditional bias for a given set of estimation parameters. Kriging efficiency compares kriging variance against block variance. If the kriging variance is low compared to the block variance, the degree of smoothing is minimised, and the grade tonnage relationship is best reflected. The slope of regression statistic describes the linear relationship between actual and estimated grades. If the slope statistic is close to one, then an unbiased relationship is expected.
For most of the areas and domains, a search of 100m x 100m x 50m was used and the search ellipses were oriented to the approximate strike and dip of the mineralisation (with a plunge in some cases). However, for Block 1, Block 8, Block 10 and Sansu, a new search of 120m x 80m x 30m was used in the
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2022 and 2023 Mineral Resource update. Minimums and maximums were selected based on the KNA optimisations (completed per block and domain) and were typically between five to ten composites (as minimums) and 30 to 80 composites (as maximums).
Gold grades are estimated into the block model using ordinary kriging for a parent/panel size of 20mE by 5mN by 15mRL (except for Block 11 which was slightly larger at 30m x 5m x 15m). Negative kriging weights are used and a discretisation of 5m x 5m x 5m is employed in all cases.
No correlations were made between variables as only gold grade is interpolated for Mineral Resource estimation.
Leapfrog™ Geo (version 2022.1.1) is used for the wireframes and Datamine Studio RM™ (version 1.5.62) is used for the block modelling and estimation. Supervisor™ (version 8.14) is used for statistical analysis, variogram modelling and kriging neighbourhood analyses.
The ordinary kriging estimates are visually compared to the input data. Global mean grade comparisons are made by comparing sample mean and estimated mean per domain. Sectional plots are used to compare the number of composites, model mean grades, and composite mean grades within a specified distance on either side of a section. Grade tonnage curves, which compare theoretical change-of-support curves to actual curves, are also utilised.
Prior to the mine going on limited operations, monthly mine reconciliation was conducted. This involved comparing the Mineral Resource estimates with grade control estimates, mining, and production data. This practice was resumed in 2020 and has shown acceptable performance.
Most of the open pit mining at Obuasi occurred in the 1990s, with production declining over the years from 39 open pits. Since 2013, there has been no open pit mining activity, and the surface Mineral Resource is very small, accounting for approximately 5% of the total Mineral Resource. This current stated Mineral Resource includes only two open pits: Anyinam and Gyabunsu-Sibi, which are not part of the Mineral Reserve.
The previous historic open pit Mineral Resource model was completed in 2013 using Datamine software. Wireframing and grade estimation were conducted based on explicit interpretations of mineralised and oxidation zones. Estimation was done using ordinary kriging into block models of specific dimensions.
Due to the lack of documentation and details regarding the estimation parameters used, a decision was made to update the models. This involved updating variogram parameters, searches, grade capping strategy, and classification criteria.
Starting in 2022, the open pits were remodelled to enhance confidence in the models and explore open pit opportunities using historic data. Implicit modelling techniques were employed to replace the explicit wireframing techniques, utilising interval selection and vein tools in Leapfrog Geo software to rebuild the geological model. Supervisor software was used for statistical/geostatistical analysis, and Datamine Studio RM for grade estimation.
Ordinary Kriging was used to estimate gold grades in the block model panels. A post-processing step of Localised Uniform Conditioning (LUC) was performed using Isatis™ software to determine the selective mining units grades. The LUC models were optimised at a gold price of $1,750/oz, and a cut-off grade of 1.07g/t was determined based on current mining costs for reporting the open pit Mineral Resource. These open pits currently account for approximately 5% of the total Mineral Resource and are not part of the Mineral Reserve.
There are no co-products, by-products or deleterious elements considered at present.
11.3Mineral Resource classification and uncertainty
Several criteria were considered to classify the Mineral Resource into the Inferred, Indicated and Measured Mineral Resource categories.
Mineral Resource classification at Obuasi follows the Guidelines for Reporting by applying the 15% Rule. A Measured Mineral Resource should be expected to reconcile within 15% of the metal estimated 90% of the time over quarterly production volumes while an Indicated Mineral Resource should be expected to reconcile within 15% of the metal 90% of the time over annual volumes.
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The drill spacing required for the Measured Mineral Resource is 20m x 20m and for the Indicated Mineral Resource is 60m x 60m. The Inferred Mineral Resource targets a 90m x 90m spacing.
It is deemed that the spacing identified for the Measured Mineral Resource using the 15% rule is adequate to confirm geological and grade continuity. The Measured Mineral Resource is the part of the Mineral Resource for which quantity and grade are estimated based on conclusive geological evidence and sampling. The level of geological certainty associated with it is sufficient to allow the application of modifying factors in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit.
For the Indicated Mineral Resource, the spacing identified using the 15% rule is considered adequate to establish geological and grade continuity with reasonable certainty. The Indicated Mineral Resource is that part of the Mineral Resource for which quantity and grade are estimated based on adequate geological evidence and sampling. The level of geological certainty associated with the Indicated Mineral Resource is considered sufficient to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.
The quantity and grade of the Inferred Mineral Resource estimates are estimated based on limited geological evidence and sampling. The level of geological uncertainty associated with the Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for the evaluation of economic viability. Limited geological evidence means evidence that is only sufficient to establish that geological and grade or quality continuity is more likely than not.
Drill hole spacing is used as the basis for classification and downgrading the confidence is considered from this point based on any additional factors that may warrant an increase in uncertainty in an area, such as the quality of historical survey data. The decision to downgrade the Mineral Resource classification is made at the discretion of the Qualified Person for Mineral Resource and the Qualified Person for Mineral Reserve and is mainly influenced by uncertainty in historical data either geological information or survey control information. The survey data used to deplete and sterilise the Mineral Resource is historical and has been collected over several decades. It is therefore a source of uncertainty in the older areas. The verification of this historical data and Mineral Resource sterilisations are ongoing and will continue as areas become accessible and further infill drilling and verification work becomes possible. The Mineral Resource confidence for some of the areas has been downgraded to reflect this uncertainty and a lower confidence category for the Mineral Resource was assigned. It includes the Côte d’Or block for which all Indicated Mineral Resource was downgraded to Inferred Mineral Resource in 2021.
Estimates of confidence levels to support the disclosure of uncertainty surrounding Mineral Resource classification have not been used, but it is deemed that all sources of uncertainty associated with each class of Mineral Resource have been considered.
The most prominent factors and sources of uncertainty are judged to be related to drill spacing, the inclusion of the historic data for Mineral Resource estimation, the potential sample bias introduced due to the use of both channel and diamond core samples and the use of historical survey data for depletion and sterilisation.
Drill hole spacing is used as the basis for classification and downgrading is considered from this point based on any additional factors that may warrant an increase in uncertainty in an area, such as the quality of historical survey data. The decision to downgrade is largely subjective based on empirical evidence.
11.4Mineral Resource summary
The cut-off grade used for the Mineral Resource has been estimated based on the costs of the operation and a gold price of $1,750/oz. This gold price was provided by the registrant (refer to Section 25).
The Mineral Resource is reported in situ and exclusive of Mineral Reserve as of 31 December 2023.

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Exclusive gold Mineral Resource

Obuasi		Tonnes	Grade	Contained gold
at 31 December 2023	Category	million	g/t	tonnes	Moz
Anyinam	Measured	—	—	—	—
	Indicated	2.72	4.48	12.20	0.39
	Measured & Indicated	2.72	4.48	12.20	0.39
	Inferred	4.18	4.62	19.33	0.62
Gyabunsu-Sibi	Measured	—	—	—	—
	Indicated	—	—	—	—
	Measured & Indicated	—	—	—	—
	Inferred	1.75	4.50	7.86	0.25
Above 50 Level - Block 1	Measured	—	—	—	—
	Indicated	3.88	6.32	24.50	0.79
	Measured & Indicated	3.88	6.32	24.50	0.79
	Inferred	1.07	7.29	7.84	0.25
Above 50 Level - Block 2	Measured	—	—	—	—
	Indicated	5.93	10.48	62.20	2.00
	Measured & Indicated	5.93	10.48	62.20	2.00
	Inferred	1.19	9.51	11.32	0.36
Above 50 Level - Block 8	Measured	2.16	7.59	16.41	0.53
	Indicated	7.29	4.68	34.13	1.10
	Measured & Indicated	9.45	5.34	50.54	1.62
	Inferred	1.07	6.99	7.50	0.24
Above 50 Level - Block 10	Measured	0.10	12.40	1.29	0.04
	Indicated	3.24	6.20	20.08	0.65
	Measured & Indicated	3.34	6.39	21.37	0.69
	Inferred	2.05	7.61	15.62	0.50
Above 50 Level - Adansi	Measured	—	—	—	—
	Indicated	2.08	10.41	21.65	0.70
	Measured & Indicated	2.08	10.41	21.65	0.70
	Inferred	1.75	10.95	19.11	0.61
Above 50 Level - Côte d’Or	Measured	—	—	—	—
	Indicated	—	—	—	—
	Measured & Indicated	—	—	—	—
	Inferred	16.73	8.72	145.79	4.69
Above 50 Level - Sansu	Measured	1.21	7.68	9.27	0.30
	Indicated	3.05	5.07	15.47	0.50
	Measured & Indicated	4.26	5.81	24.74	0.80
	Inferred	0.94	5.92	5.55	0.18
Below 50 Level - Block 11	Measured	—	—	—	—
	Indicated	0.16	35.89	5.82	0.19
	Measured & Indicated	0.16	35.89	5.82	0.19
	Inferred	2.05	17.91	36.79	1.18
Below 50 Level - Block 14	Measured	—	—	—	—
	Indicated	0.47	9.00	4.19	0.13
	Measured & Indicated	0.47	9.00	4.19	0.13
	Inferred	2.59	8.98	23.24	0.75
Total	Measured	3.47	7.77	26.97	0.87
	Indicated	28.83	6.95	200.23	6.44
	Measured & Indicated	32.30	7.03	227.20	7.30
	Inferred	35.37	8.48	299.94	9.64
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Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. All figures are expressed on an attributable basis unless otherwise indicated. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
1.All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
2.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
3.The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material.
4.Property currently in a production stage.
5.Based on a gold price of $1,750/oz.
6.In 2023, a metallurgical recovery factor of 88% was applied to the underground.
7.In 2023, a cut-off grade of 1.07g/t was applied to the open pit, and a cut-off grade range from 3.79g/t to 4.49g/t (varying according to area) was applied to the underground.
11.5Qualified Person's opinion
It is considered that the issues relating to relevant technical and economic factors likely to influence the prospect of economic extraction can all be resolved with further work. Verification of historical depletion and sterilisation information is ongoing and a long-term undertaking. Some early opinions can be formed regarding the likelihood of re-entering a particular area for mining, but this can only be fully verified once these areas become accessible.
12.Mineral Reserve estimates
12.1Key assumptions, parameters and methods used
3D Datamine Mineral Resource models for each of the mining Blocks are used as the basis for the Mineral Reserve estimates. The Mineral Resource is reported as of 31 December 2023. Mineral Reserve estimation considers mining criteria for the economic cut-off grade and minimum mining width (between 2.5m to 4m) for the anticipated mining method. All design and scheduling work are undertaken to an applicable level of detail by mine planning engineers in consultation with other technical specialists using Datamine Studio UG™ and Enhanced Production Scheduler™ (EPS) software.
The cut-off grade parameters used site historical and projected mining, processing, and G&A costs. The gold price of $1,400/oz has been used based on guidance provided by the registrant (refer to Section 25). The cut-off grades calculations also consider the processing recovery factor (88% applied for all blocks), mining dilution and recovery, and tonne-kilometre (tkms) of all Blocks as well as the backfill type. Obuasi mine has a long history of mining from which a comprehensive set of data is available for use.
Stopes are designed using the MSO software where the outputs are further optimised by manual edits. The stope shapes are generated at section intervals of 15m to 20m based on geotechnical guidance for each Block. The mine design is reviewed taking into consideration the updated stope shapes, existing development, and future infrastructure needs.
A LOM plan is generated which considers fleet and infrastructure capacities. All mining Blocks are designed for LHOS mining method. The Obuasi Mineral Reserve is reported from the LOM plan and only includes Measured and Indicated Mineral Resource. Mineral Reserve in the Measured Mineral Resource category was classified as Proven Mineral Reserve. This is because of improved confidence in mining in the currently active blocks supported by the completion of key ventilation and material handling infrastructure.
The Mineral Reserve tonnages and grades are estimated and reported as delivered to the plant (the point where material is delivered to the processing facility) and therefore account for ore loss and dilution parameters.
Appropriate modifying factors were applied to each mining Block. The modifying factors used for the Mineral Reserve estimates are those adopted from the P300 FS. These factors were reviewed against historical performance parameters and compared with empirical analysis conducted by SRK and considered to be reasonable. On annual basis, these are reviewed to align with the latest performance trends. The modifying factors applied include dilution and mining recovery factors, and cut-off grades. Dilution factors range from 12% to 17% depending on the mining method applied and geotechnical considerations. Unplanned dilution was included by applying a 0.5m skin as an equivalent linear over-break slough to the hanging wall and footwall during the MSO processing.
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Geotechnical design parameters were considered and signed-off during the P300 FS and are updated on annual basis. These parameters were reviewed and considered in the stope design process. After a comprehensive review of stope performance in both Sansu and Block 8L, across the different variations of the open stoping mining method, the mining recovery factor was revised to 90% in line with the actual performance recorded. Difficult ground conditions influenced by graphitic structures have been identified to impact mining recoveries in stopes. Metallurgical recovery was reviewed to 88% based on improved process plant performance. The revised mining and metallurgical recovery factors were used in the cut-off grade calculation.
The LOM plan considers available access, material handling capability of the primary hoisting shafts, and horizontal trucking of ore and waste to the surface ROM stockpile.
Underground mining is contracted to UMA which provides the requisite expertise to achieve the mine plan. AngloGold Ashanti management team runs the mine operations with the required technical, operational, supervisory, skilled, and general personnel. A contractor’s team headed by a project manager supported by operational, technical, supervisory, and administrative staff provides the operational workforce. The processing plant is managed by AngloGold Ashanti and the underground mobile fleet is managed by the contractor.
The process of estimating Mineral Reserve involves applying modifying factors that account for various factors affecting the extractability of the mineral Reserve. The relevant modifying factors such as mining recovery factor (MRF), dilution and metallurgical recovery factor (MetRF) are updated with historical performance parameters and applied as appropriate.
Mineral Reserve modifying factors

at 31 December 2023	Primary commodity price ($/oz)	Cut-off grade Au (g/t)	% Dilution
Above 50 Level - Block 1	1,400	5.19	17.0
Above 50 Level - Block 2	1,400	5.61	17.0
Above 50 Level - Block 8	1,400	4.74	17.0
Above 50 Level - Block 10	1,400	5.02	17.0
Above 50 Level - Adansi	1,400	5.32	17.0
Above 50 Level - Sansu	1,400	4.88	12.0
Below 50 Level - Block 11	1,400	5.61	16.0

at 31 December 2023	% MRF (based on tonnes)	%MRF (based on g/t)	% Mine Call Factor (MCF)	% MetRF
Above 50 Level - Block 1	90.0	100.0	100.0	88.0
Above 50 Level - Block 2	90.0	100.0	100.0	88.0
Above 50 Level - Block 8	90.0	100.0	100.0	88.0
Above 50 Level - Block 10	90.0	100.0	100.0	88.0
Above 50 Level - Adansi	90.0	100.0	100.0	88.0
Above 50 Level - Sansu	90.0	100.0	100.0	88.0
Below 50 Level - Block 11	90.0	100.0	100.0	88.0
12.2Cut-off grades
Cut-off grades are calculated in line with AngloGold Ashanti’s Guideline for the Calculation of Cut-off Grades, 2014 (Cut-off Grades Guideline).
The cut-off grade estimation used LHOS mining method as the basis of the estimation. The estimation of cut-off grade includes all the respective operating, capital (excludes growth capital), processing, G&A and mine closure costs associated with the production of ounces from each of the blocks.
For mining and some aspects of capital costs, the physicals from the 2023 Quarter 3 integrated planning (IP) schedule were used together with the mining contractor rates to arrive at the costs per ore tonne.
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There had been design reviews for Blocks 10 and 11, requiring the use of the 2023 Quarter 3 IP schedule.
Cut-off grade per block was determined in situ (unfactored) and extracted (factored), with the extracted value, (which incorporates the relevant dilution factors) used during the MSO run. All other costs were based on the 2023 business plan with updated actuals as at June 2023. The model was provided by the finance team.
The process of cut-off grade calculations involves the application of other modifying factors such as mining and processing recoveries and dilution factors. These factors were reviewed based on recent (12-month data) performance parameters.
The key financial assumptions used in determining the cut-off grades are:
•Gold price of $1,400/oz, provided by the registrant,
•Royalty 3.5%,
•Metallurgical/processing recovery of 88%,
•Mining cost (ranges between $76.61 to $96.69/t; varies per block),
•G&A $40.15/t,
•Processing $40.35/t,
•Sustaining Capital (ranges between $46.91 to $77.77/t; varies per block)
12.3Mineral Reserve classification and uncertainty
3D Datamine Mineral Resource models for each of the mining Blocks are used as the basis for the Mineral Reserve estimates. Mineral Reserve estimation considers mining criteria for the economic cut-off grade and minimum mining width for the anticipated mining method. All design and scheduling work are undertaken to an applicable level of detail by mine planning engineers in consultation with other technical specialists using Datamine Studio UG and EPS software.
The cut-off grade parameters used site-projected mining, processing, and G&A costs. The gold price of $1,400/oz has been used as per the Guidelines for Reporting. The cut-off grade also considers the processing recovery factor (88% applied for all blocks), mining dilution and recovery, and tkms of all blocks as well as the fill type. Processing recovery factor applied was based on historic plant recoveries and a test work programme carried out by SGS Lakefield, South Africa on samples from Block 8L and Block 10 grade control drilling programme as part of the P300 FS. While the processing recovery tends to vary depending on the head grade, a review of the actual process recovery in 2023 showed an overall rate of 88%. As such, this was applied in the Mineral Reserve estimation process. Both mining dilution and recovery factors were also reviewed with actual production data. Dilution factors for existing active blocks are in line with those applied in 2023 Mineral Reserve estimation, while mining recovery was revised to 90% to reflect available stope reconciliation data.
Stopes are designed using MSO software where the outputs are further optimised by manual edits. The stope shapes are generated at section intervals of 15m to 30m based on geotechnical guidance for each block. Inter-level spacing is between 20m to 25m spacing. The stope design evaluation considered all existing and current geotechnical data and underground observations. In areas of thicker graphite zones (greater than 0.3m) along the longitudinal stope contacts, tactical adjustments in the form of reduced strike span and re-slotting may be required. In the more adverse areas (stacked stopes, presence of extensive graphitic schist) sub-level heights may need to be reduced.
The mine design is reviewed taking into consideration the updated stope shapes, existing development, and future infrastructure needs. A LOM plan is generated which considers fleet requirements and infrastructure capacities. All mining blocks are designed for LHOS mining method.
The Mineral Reserve reported from the LOM plan has been derived from the Measured and Indicated Mineral Resource and is exclusive of any Inferred Mineral Resource. With caution, the Mineral Reserve estimate was based on approved economic factors, updated Mineral Resource models and appropriate modifying factors.

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P300 FS stope design dimensions and modifying factors recommendations

Block	Mining method	Sub-level spacing (m)	Max stope length (m)	Stope (orebody) width (m)	Mining recovery (%)	Dilution factor (%)
Block 8 (blocks 8L,8U & GCST)	Longitudinal	20	20 - 30	5 - 15	90	20
	Transverse	25	15 - 20	>15	90	12
Block 10 (blocks 9&10), 38L and above	Longitudinal	20	20 - 30	3 - 10	95	20
Block 10 (blocks 9&10) Below 38L	Longitudinal	20	20 - 30	5 - 10	95	20
	Transverse	25	15 - 20	>15	95	12
Block 11	Longitudinal	20	15 - 20	3 - 7	95	20
Sansu	Longitudinal	22	20 - 30	5 - 10	95	20
	Transverse	22	15 - 20	>10	95	12
Block 1	Longitudinal	20	20 - 25	5 - 10	95	20
	Transverse	20	15 - 20	>10	95	12
Block 2 (Blocks 2,3 & 4, Adansi, Côte d’Or)	Longitudinal	20	15 - 20	5 - 10	95	20
The Mineral Reserve is classified as Proven and Probable Mineral Reserve based on the confidence levels determined in the Mineral Resource and the level of understanding of the historical performance of the appropriate modifying parameters. Obuasi has a long history of mining with available data that support the modifying factors being applied.
Mineral Reserve only includes Measured and Indicated Mineral Resource. The entire Probable Mineral Reserve has been derived from only Indicated Mineral Resource. All Measured Mineral Resource declared as Mineral Reserve have been classified as Proven Mineral Reserve. This is due to the improved confidence in the application of the relevant modifying factor that has been validated with the most recent historical performance parameters. Measured Mineral Resource is reported in the southern blocks: Sansu, Block 8L, and Block 10 which have seen active mining activities over the last four years.
The Mineral Resource is exclusive of the Mineral Reserve, unless otherwise stated. The Mineral Reserve tonnages and grades are estimated and reported as delivered to the plant (the point where material is delivered to the processing facility).
12.4Mineral Reserve summary
Annually, the gold prices used for Mineral Resource and Mineral Reserve are determined by the registrant (refer to Section 25).
The Obuasi Mineral Reserve is estimated using a gold price assumption of $1,400/oz as provided by the registrant. The cut-off grades for the various mining blocks are estimated by applying the relevant modifying factors specific to each block. Processing and G&A costs are calculated per tonne milled and applied for all blocks during the calculation of the cut-off grade.
The Obuasi Mineral Reserve is mainly from underground ore sources. Seven mining blocks comprising Sansu, Block 8, Block 10, Block 11, Block 1, Block 2 and Adansi make up the key mining blocks from which the Mineral Reserve is derived. Côte d’Or deposit located to the south of Adansi deposit was not reported as part of the Mineral Reserve due to lower confidence in the block model depletion.
With appropriate caution, AngloGold Ashanti uses Inferred Mineral Resource in its Mineral Reserve estimation process and the Inferred Mineral Resource is included in the pit shell or underground extraction shape determination. As such the Inferred Mineral Resource may influence the extraction shape. The quoted Mineral Reserve from these volumes includes only the converted Measured and Indicated Mineral Resource and no Inferred Mineral Resource is converted to Mineral Reserve.

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Gold Mineral Reserve

Obuasi		Tonnes	Grade	Contained gold
at 31 December 2023	Category	million	g/t	tonnes	Moz
Above 50 Level - Block 1	Proven	—	—	—	—
	Probable	2.53	6.94	17.56	0.56
	Total	2.53	6.94	17.56	0.56
Above 50 Level - Block 2	Proven	—	—	—	—
	Probable	2.31	8.73	20.20	0.65
	Total	2.31	8.73	20.20	0.65
Above 50 Level - Block 8	Proven	2.14	10.04	21.45	0.69
	Probable	3.97	6.38	25.35	0.82
	Total	6.11	7.66	46.80	1.50
Above 50 Level - Block 10	Proven	1.00	11.06	11.06	0.36
	Probable	5.88	8.21	48.25	1.55
	Total	6.88	8.63	59.31	1.91
Above 50 Level - Adansi	Proven	—	—	—	—
	Probable	0.56	21.94	12.39	0.40
	Total	0.56	21.94	12.39	0.40
Above 50 Level - Sansu	Proven	0.66	8.95	5.88	0.19
	Probable	1.10	6.47	7.14	0.23
	Total	1.76	7.40	13.02	0.42
Below 50 Level - Block 11	Proven	—	—	—	—
	Probable	2.67	19.35	51.75	1.66
	Total	2.67	19.35	51.75	1.66
Total	Proven	3.79	10.12	38.40	1.23
	Probable	19.03	9.60	182.63	5.87
	Total	22.83	9.68	221.03	7.11
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. All figures are expressed on an attributable basis unless otherwise indicated. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
1.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
2.The Mineral Reserve tonnages and grades are estimated and reported as delivered to the plant (i.e., the point where material is delivered to the processing facility).
3.Property currently in a production stage.
4.Based on a gold price of $1,400/oz.
5.In 2023, a metallurgical recovery factor of 88% was applied to the underground.
6.In 2023, a cut-off grade range from 4.74g/t to 5.61g/t was applied to the underground (varying according to area).
The 2023 Obuasi Mineral Reserve was derived mainly from underground ore sources and does not include any material from ROM stockpile, tailings, or open pit.
For the Mineral Reserve reported, the reference point is as delivered to the processing plant, and it is quoted as of 31 December 2023.
12.5Qualified Person’s opinion
The Qualified Person considers that the relevant modifying factors used are reasonably estimated within industry standards. As such, there is a reasonable expectation that the modifying factors will not change materially to adversely affect the Mineral Reserve estimates.
13.Mining methods
Obuasi is an underground operation utilising both vertical shafts and declines as main access routes to the underground workings. The mine has seen extensive historical mining activities with varying applications of different mining methods to date. The current LOM design employs mostly the LHOS mining method for ore extraction. LHOS is a selective and productive method of mining that can be employed for orebodies of varying thicknesses and dips. The main distinct variations of the LHOS used at Obuasi are LRS, and TOS. The BUS is a form of LRS, or TOS used for partial sill pillar recovery.
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TOS is designed in areas of the orebody that are greater than 15m in thickness. Stopes are accessed by a crosscut in the centre of the stope and then a tee along the hangingwall contact on the extraction level (lower) and on the upper level is developed to create the initial slot for stope blasting. Stope heights are on average 20m to 25m with a stope length along strike of 15m to 20m. Primary TOS stopes are the initial stopes in the mining sequence which are surrounded by fresh rock. By design, the primary TOS stopes are to be filled with paste before the mining of the adjacent secondary TOS stopes. Secondary stopes are stopes that have at least one wall of cured pastefill or hydrafill from an adjacent primary stope.
LRS is designed in areas of the orebody that are less than 15m in thickness can be also known as LOS. In LRS or LOS, stopes are accessed by a single ore drive along strike on the extraction level (lower) and on the upper level. Stope heights are on average 20m with a current geotechnical constrained stope length along strike of 20m. Stoping is by way of a continuous cycle of production drilling, blasting to a slot, tele-remote mucking, and then filling with cemented pastefill. A curing time for the cement is required before mining the next stope along strike or underneath.
During 2023, modifications were introduced into the original concept of LRS for Block 11 and some parts of Block 10. The Modified Sub-Level Open Stoping (MSLOS) method was designed to address the challenges with ground conditions in a narrow vein orebody. MSLOS introduces footwall drives along strike and establishes multiple crosscuts to access the orebody, thereby creating multiple draw points. The MSLOS method is designed to create production flexibility and mitigate stope fallouts during production stages where instabilities are usually associated with both weaker shears and large spans.
BUS has been designed for sill pillar areas remaining at the top of the mining sequence within the mining horizon. This top stoping lift completes a bottom-up mining sequence from historic production, undercutting older completed mining sequences from above. The BUS method was initially intended for partial extraction of the sill pillar stopes by drilling up holes and leaving in situ pillars 5m above. With most of the blocks now being planned to be filled with paste, this has been reviewed to be mined fully without leaving any thin pillar between the sill stopes and the upper stoping horizon. This is considered a safe way to recover sill pillars rather than leaving a 5m skin which has the potential of collapsing uncontrollably.
Mining methods are selected based on their suitability for various orebody geometries, width, expected ground conditions and stability assessments. Designs are varied to accommodate local conditions, changes in geometry, minimise waste development and dilution, and maximise ore grade and Mineral Resource recovery.
Stopes are designed for either TOS or LRS. Geotechnically, an orebody width of greater than 15m is designed for TOS and less than 15m is designed for longitudinal stoping. The P300 FS determined the strike lengths using the Mathews stability graph. Other factors that may dictate the mining method include proximity to historically mined stopes and the nature of geological structures within the orebody.
The figure below provides a schematic of the TOS method in Block 8 lower and shows how the orebody is divided into panels i.e., primary (P) and secondary (S) stopes. The extraction sequence requires the primary stopes to be mined first, backfilled with paste before the secondary stopes are mined against the filled primary stopes.
The LRS method described for a portion of Block 1 follows a sequential extraction process as shown below. This sequence reflects a methodical approach to ore extraction within Block 1, focusing on controlled retreat mining, void management, and paste-filling to ensure operational safety, stability, and systematic ore extraction within the LRS method. The mining progression involves the creation of a mining front, visually represented by the red line. Mining activities progress in the direction indicated by the arrow, moving towards the level of access. Stopes are mined along the strike direction for a span of 20m. Once a stope of 20m along the strike is mined, it is subsequently filled with paste. Time is allocated for the curing of the pastefill before the next stope can be mined. After mining operations are completed on a particular level, all voids created by the stoping process are filled with paste. The use of paste-filling aids in stabilising the voids created by mining operations, ensuring safe and controlled progression for subsequent mining cycles. Upon completion of void filling, mining activities commence on the upper level following the indicated direction.
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Example of TOS Design for Block 8L: S-Secondary Stope, P-Primary Stope - long section view
Example of LRS design in Block 1 - long section view
Example of MSLOS in Block 11 – isometric view
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The LOM design is aligned with the P300 FS and updated regularly in accordance with the AngloGold Ashanti mine planning cycle. Mine development is targeted at accessing critical infrastructure and stoping fronts for the mine to sustain the current production rate of 3500 to 4,000tpd. As the mine progresses to the central portion towards 2025 and beyond and upon completion of the KMS material handling system, production is planned to ramp up to a steady state of 5,000 to 5,500tpd.
A fleet of Sandvik load-haul-dumps (LHDs) and trucks are used for material loading and transport from the various underground working areas through ore passes and internal decline systems that connect all levels to either the ODD or the various hoisting shafts. The fleet is a typical mechanised underground mobile fleet. Key to the applicability and effectiveness of this fleet is the central access provided by the ODD.
The ODD allows efficient access to all regular mining fleets and specialised mining equipment (i.e., raisebore rigs, exploration, and grade control DD rigs) and key equipment in support of fixed plant and infrastructure projects.
Exploration and grade control drilling activities are continuing to upgrade Mineral Resource to either Indicated or Measured Mineral Resource. To this end, exploration drill cuddies are designed and prioritised for development in the LOM plan.
The geology across Obuasi consists of three main units: meta-sediments (phyllite, greywacke, carbonaceous/graphitic schist), meta-volcanic (dyke), graphite and/or quartz. The meta-sediment and meta-volcanic units are of fair rock mass quality, while graphite is of poor rock mass quality. Consequently, the geotechnical design parameters of each mining block used to support the stope design consider the variations in geology, individual block rock mass quality, and proximity to historically mined areas. The stope design evaluation considered all existing and current geotechnical data and underground observations. Additional inputs to account for stress were reviewed against numerical models and the impact of prevailing structures in each mining block.
The mine is predominantly hosted by phyllites beneath a well-developed regolith zone up to 70m in thickness. The northeast/southwest striking mineralised fault zones exert a dominant influence on the hydrogeology, with preferential permeability controlled by structures along strike.
The available hydrogeological data for the underground operations show that the pumping rates roughly follow a seasonal trend: the water inflow rates are higher during the rainy season. This is potentially due to the high permeability between the open pits and underground workings. The catchment area of the open pits helps to collect and channel water to the underground voids. In general, the mine appears fairly dry as a result of substantial under-draining of the current workings by underlying excavations.
Before designing the selected blocks with Datamine Studio UG, economic cut-off grade evaluation sensitivity was carried out to know areas of economic value. Inaccessible areas or areas of severe ground deterioration have been excluded in the stope designs.
13.1Requirements for stripping, underground development and backfilling
Obuasi operates an underground mine only.
The mining method employed in Obuasi is LHOS with variations of this adopted for the different geometry of the orebody. This mining method was recommended by the P300 FS and has been used for many years in the extraction of the Obuasi orebody.
Access into the mine is via the main ODD situated on the southern side of the mine and currently is the main access ramp to the active blocks of the mine where production and development are ongoing. The decline is planned to reach approximately 1.6km vertical distance from the surface, reaching the base of the high-grade Block 11. From the decline, access drifts have been designed into the central parts of the mine and linking the main KMS hoisting shaft. The northern part of the mine is accessed through the Côte d’Or decline which links Côte d’Or and Adansi Blocks.
Geotechnical considerations
The P300 FS Geotechnical work on Obuasi provided valuable information for the mine design process. started in August 2014 with SRK Consulting (Canada) being the main architect, supported by the AngloGold Ashanti Obuasi geotechnical team. Four major mining blocks (Sansu 3, Block 8 Lower, Block
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10, and Block 11) and five minor mining blocks (Block 1, Block 2, Block 9, Adansi, and Côte d’Or were assessed. The study with SRK ended in December 2014. AMC was contacted to review the SRK work. However, between September 2015 and December 2015, Randgold Resources Limited (RRL), during due diligence of the mine, contracted Dempers and Seymour Pty Ltd (D and S) and SKCA Pty Limited/PIRAN Mining (with Beck Engineering as an associate Consortium to carry out stress modelling) to also conduct a geotechnical assessment on three major mining blocks (Block 8 Lower, Block 10 and Block 11) on its behalf. AMC Consultants Pty was again asked by AngloGold Ashanti to review the recent work done by RRL and form a considered view of the expected ground conditions and mining at depth, and the stress environment in the future production areas of Obuasi to optimise the Obuasi FS.
The outcome of AMC's comprehensive review including an alignment of views across numerous geotechnical consultants was incorporated into the overall mine design process resulting in significant improvement to the P300 FS mine design. These included an assessment of the rock mass condition and other geotechnical parameters such as stope dimensions and support designs.
Obuasi's geology comprises greywacke-phyllite beneath a substantial regolith zone, influenced by northeast/southwest striking mineralised fault zones, which makes the ground conditions in Obuasi quite challenging. Available data from the P300 FS geotechnical work and recent geotechnical data collected from the field have been used to guide the mine design process.
Mine stress modelling
In situ stresses are an important requirement for understanding and predicting rock mass behaviour. Initial measurements were carried out by AMC in 1996 at 26S 333 crosscut in the Block 8L area. A second measurement was conducted in August 2007 in 50S 131 crosscut and 32S 249 crosscut. This was carried out by Rock Mechanics Technologies® (RMT) from the UK using the CSIRO™ Hollow Inclusion (HI) 12 Gauge Cell. The various measurements show generally good agreement of bearing and dip between tests.
RRL in December 2015 conducted in situ stress measurements as part of the due diligence specifically targeting Blocks 10 and 11 using the Western Australian School of Mines ® (WASM), acoustic emission (AE) technique a methodology that can be undertaken for a specific target area remotely, without the need for direct personnel access. A total of five target areas were selected, three associated with Block 10 and two associated with Block 11.
Obuasi in situ stress measurement locations – long section view (looking in a true west direction)
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Relationship of principal stress with depth

In Situ Stress Magnitudes
y = 0.0414x + 10.156
R² = 0.9338
y = 0.0392x - 4.8025
R² = 0.969
y = 0.0248x + 0.0924
R² = 0.8917
Stress Magnitudes (MPa)
Vertical Depth from Surface (m)
0
10
20
30
40
50
60
70
80
90
0
500
1,000
1,500
2,000
Sigma 1
Sigma 2
Sigma 3
Linear (Sigma 1)
Linear (Sigma 2)
Linear (Sigma 3)

WASM AE stress measurements: pole plot
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In terms of the relationship of principal stress measurements with depth, as shown above, the WASM AE orientation results compared well with the HI Cell results. However, there is a slight difference with the WASM AE magnitudes when compared with the HI Cell result and this might be due to possible depth difference and/or rotation effects due to rock strength and/or structure.
The in situ stress field used in the assessment was based on the overscoring results of HI cells completed by RMT (2007) as the 2015 measurement completed by RRL was considered less reliable. During 2023 another in situ stress measurement was conducted, and laboratory test work and analysis are currently ongoing.
Stope dilution estimates
Stope dilution assessments were carried out per mining block based on the mining method employed. Two approaches were used to arrive at the dilution percentages for each mining method (LOS and TOS).
In the case of LOS, the varying orebody widths (5m, 10m, and 15m) were considered since mining width has a great impact on dilution. Empirical models using equivalent linear overbreak/sloughage (ELOS, Clark 1998) were used by SRK. ELOS calculation using measured volumes and overbreak information from the cavity monitoring survey (CMS) and stope performance back-calculated from CMS reconciliations by AngloGold Ashanti (Ghana) were applied. A database of approximately 50 CMS reconciliations from stopes mined using longitudinal and transverse open stopes from current mining blocks were considered in the assessment.
External dilution recommendations

Stope type	CMS back-analysis	SRK empirical analysis	Recommended range
5m longitudinal	27 - 45%	26 - 40%	25 - 29%
10m longitudinal	5 - 62%	15 - 25%	18 - 25%
15m longitudinal	14 - 43%	12 - 16%	16 - 22%
15m transverse (primary)	5 - 17%	5 - 11%	7 - 12%
Stope dilution estimates have been applied for the LOS and TOS with pastefill (except for Sansu which uses cemented and unconsolidated rockfills), and are based on improved mechanisation and improved mining controls such as:
•Higher orebody drill definition and understanding of graphitic structures.
•Improved geology control in ore development.
•Correct selection and installation of ground support.
•Improved drilling accuracy and blasting practices (development and stoping).
•Strict adherence to stope designs; and
•Reduction in stope backfill cycle times and use of cemented pastefill.
Ground support regimes
The ground support requirements for the mine were determined in the P300 FS based on the following: rock mass quality, graphitic shear type, prevailing stress regime, and whether static loading or dynamic loading is being experienced. The support regime is, however, grouped into two categories: development and stoping support.
The approach used during the development ground support design includes the analytical method, empirical techniques, computer modelling using the Rocscience Unwedge™ software, and observations underground.
Cable bolt support is required for stoping to control wall instability. An option exists on occasions (when deemed unnecessary) to mine without cable bolts per the advice from geotechnical engineers. All stope cable bolts are plated and tensioned to ensure maximum support effectiveness.
Backfill system
The Obuasi backfill system was redesigned during the P300 FS in response to limitations imposed by the previous system. In the previous system, stopes were often left open for excessive times resulting in
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time-dependent failure, or un-cemented rockfill was placed in primary stopes resulting in sterilisation of ore and dilution when mining adjacent stopes.
Consequently, pastefill was identified as the preferred fill method. The pastefill system and reticulation underwent technical and engineering review by AMC, who endorsed the overall design and backfill requirements.
The system currently utilises the George Cappendale Shaft (GCS) for delivery of the paste from the surface to 20L from where further holes are drilled to 26 and 32 Levels.
Reticulation on 2000L provides the primary underground distribution point. The 26L in conjunction with 2603L is used for distribution to Block 8L, whilst 32L serves as the reticulation backbone for all the blocks to the north of GCS, including Blocks 10, 1, 2, and 11. Reticulation into the blocks to the south of Block 8L is carried out with pipework along 20L to the southern operating limits of the reticulation.
Underground pastefill reticulation geometry – long section view (looking true west)
The primary reticulation system design incorporates an element of redundancy, allowing for duplicate holes for the primary vertical connections from the surface through to all blocks. This is to ensure high system availability and as risk mitigation when lines are temporarily blocked with cemented fill. This approach will provide flexibility and contingency to the reticulation network and increase effective system utilisation.
Assessment of planned stope shapes determined paste strength requirements for transverse stopes of up to 500kPa, whilst the paste strength for longitudinal stopes is 300kPa with these strengths including a factor of safety of 1.25 which is suitable for non-entry mining methods.
The test work undertaken during the study demonstrated favourable results with the use of an alternative fly ash binder, with an optimal blend ratio of 80:20 slag to cement binder ratio using Ghana general purpose (GP) cement at 70% solids density showing that 3% binder will be sufficient for LHOS of up to 500kPa. For higher strengths up to 1,200kPa, a 6% to 7% binder will be required.
Ventilation and refrigeration
Obuasi is a very large and complex underground system of vertical and horizontal excavations, consistent with a mine above 100 years of mining life. Historical mining operations, ore extraction methods, vast abandoned and worked-out areas, past ventilation-related decisions, lack of adequate/efficient ventilation controls, open voids, illegal activities affecting ventilation flows, and poor maintenance of existing ventilation systems and appliances all contributed to varying degrees in the past to the condition of the overall ventilation system.
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During the P300 FS, ventilation design and estimation were completed for Obuasi with due consideration of the complex nature of the operations. The design and technical assumptions were primarily focused on optimising key ventilation infrastructure (sizes) and mine air volumes to reduce the overall ventilation cost (capital and operating costs). The overall ventilation network was audited by Prysm Ventilation Services, South Africa with no significant flaws found; indicating the methodology for design and macro layout is robust and appropriate to support the P300 LOM plan. In June 2022, Prysm Ventilation Services undertook another ventilation and refrigeration infrastructure review of the Obuasi operation and found no significant flaws. However, opportunities for improvement were identified and work has since commenced on the improvement initiatives.
The primary ventilation design has fresh air delivered into the mine from the surface via the existing fresh air shafts (GCS, KRS, KMS, and the Fridge Plant Shaft (FPS)) and the decline system. The mine design incorporates new and larger ventilation raises (5.5m George Cappendale Ventilation Shaft (GCVS) and 6.5m Kwasi Mensah Ventilation Shaft (KMVS)) into mining blocks to ensure the required volumes of primary fresh and return air are delivered in support of the mine plan. A system of smaller diameter raises within each block is designed to allow for effective distribution of the primary air to the secondary system. Refrigerated air is planned for all mining blocks below 29L.
The new GCVS consists of a 5.5m shaft fitted with bifurcated fans. This shaft is supported by a network of internal underground raises extending below 41L. The GCVS provides primary ventilation to Sansu, Blocks 8 and 10.
The New KMVS surface fans and network will consist of the following:
•A new 6.5m ventilation shaft extending from surface to 32L. This raise is designed to be vertical and located in new grounds without interacting with all existing mine infrastructure; three centrifugal-type fans are fitted to trifurcated surface duct arrangement, and each fan duty is 250m3/s at 3.1kPa.
•A primary vent collection levels on 32L directly servicing exhaust demand for Blocks 1 and 2 as well as crushing, trucking, and infrastructure areas around the 41L. Direct linkage to the second collection level on 4902L (to accommodate the exhaust system for Block 11) and a host of other internal raises to support the effective operation of the KMVS.
The newly optimised and simplified ventilation network allows for quantity allocation shifting between GCVS and the new KMVS primary systems as needed. This inherent redundancy provides system flexibility and capacity reallocation, providing risk mitigation opportunities in the event of an unplanned (or planned) fan outage. The GCVS system was commissioned in quarter 4 of 2021 and KVMS-2 is planned to be completed in 2024.
Mine heat and refrigeration
A heat load assessment for the mine was undertaken during the P300 FS on an annual basis over the LOM, allowing for annual cyclic ambient temperature variations specific to Obuasi. The following heat sources were used for heat load calculation purposes:
•Diesel Equipment
•Auto compression
•Electrical equipment
•Strata heat
•Broken rock; and
•Groundwater
The refrigeration requirements for Obuasi were calculated by determining the total heat load from these identified sources, applying a design target reject temperature of 31.0°C wet bulb. Prysm Ventilation Services South Africa reviewed the work and found no significant flaws; indicating the methodology for design and macro layout is robust and appropriate for the mine plan.

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13.2Mine equipment, machinery and personnel
A full-scale mechanised underground mining fleet is used by UMA mining contractors, to meet the mine plan. The fleet is owned by AngloGold Ashanti but is serviced and maintained by the mining contractor, under the mining contract agreement.
Six twin-boom development drill rigs (Jumbos) are being used for all lateral developments (including stope preparations for production). These drill rigs enable scaling, installation of ground support, and face drilling to be undertaken by a single unit. Two each of the boom-mounted and "horseshoe" type production drills capable of drilling 76mm to 102mm have been selected to allow greater flexibility in current and future planned excavations sizes.
A combination of 17t and 21t Sandvik loaders are selected to match with 60t Sandvik trucks (Sandvik TH663i) for material loading and transport from the various underground working areas through ore passes and internal decline systems that connect to the ODD. The production hoisting shafts (KRS and Brown Subvertical Ventilation Shaft (BSVS)) at the south as well as the centrally located KMS production shaft will be used for material handling to the surface after the completion of planned refurbishment work. Above 2900L, ore trucking to the surface using the ODD is considered optimal until the 2400L haulage where a dedicated truck tip system becomes operational. For the north mining areas of Adansi and Côte d’Or, material handling will be via the Côte d’Or decline. Other auxiliary equipment is in place to either support development or stoping activities.
The Obuasi management team runs the mine operations with the required technical, operational, supervisory, skilled, and general personnel. A contractor’s team headed by a project manager supported by operational, technical, supervisory, and administrative staff provides the operational workforce. The process plant is managed by Obuasi, and the underground mobile fleet is managed by the contractor.
As of the fourth quarter of 2023, a workforce of an average of 5,376 employees excluding trainees and learners. All significant surface activities, including ore processing, environmental management and community engagement are carried out by Obuasi staff.
13.3Final mine outline
The Obuasi mine outline is presented below.
Obuasi mine outline – long section view (looking true west)
14.Processing and recovery methods
The full Obuasi FS metallurgical test work programme to simulate the Obuasi process plant (STP) flowsheet from start to finish was truncated and was also performed only on Block 8 Lower and Block 10 grade control drilling samples. The key focus was on gold recovery determination and optimisation with the primary area of gold loss from the STP flowsheet being the gravity/flotation unit operation. Even though some further opportunities exist, preliminary geometallurgical modelling results however indicate
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a good correlation with the FS metallurgical test work results. The Obuasi Mineral Resource statement assumes economic extraction through the processing plant in all cases for the other blocks.
It is however assumed that the process plant flowsheet will be modified to improve recoveries as further metallurgical test work is performed on other blocks. The assumptions on processing route and recovery are appropriate for the mineralisation.
The processing methods include crushing, ore handling, coarse and fine grinding, gravity, flotation, thickening, BIOX, neutralisation, CIL, and tailings/water management.
The original design capacity of the STP was 180,000t/month (6,000t/day). Since operations commenced, the plant has undergone several stages of modification, expansion, and reconfiguration, with the addition of some unit processes, in particular flash flotation and gravity separation, and the discontinuation of others, notably the CIL circuit treating the flotation tailings.
The key process units of the STP are:
•Single-stage crushing through an open circuit jaw crusher (600mm x 600mm, single toggle jaw crusher with an upstream scalping grizzly). It should be noted that all shaft-hoisted ore will go through primary crushing through underground ore handling and crushing when hoisting commences at the KMS. The key function of the STP primary crusher is to serve as a secondary crushing unit to reduce the mill’s energy consumption and to crush surface ore hauled directly to the ROM pad.
•Grinding circuit - Grinding using an open circuit SAG mill (6.15m x 7.60m effective grinding length (EGL) with 3,800kW motor) followed by a ball mill (5.20m x 7.80m EGL with 3,800kW motor) operating in closed circuit with a bank of hydrocyclones. The design product size is 80 % passing 75µm.
•Feed distribution - Within the ball mill circulating load (hydrocyclone underflow) is a feed splitter box with three controlled outlets. One outlet feeds the primary gravity circuit, consisting of three 1.2m (48 inch) Knelson Concentrators (located in a separate structure) operating in parallel and, second outlet feeds the flash flotation circuit whose concentrate product is giving a further grind at the Vertimill. The last outlet of the splitter box serves as a bypass to directly feed the ball mill in case the Knelson concentrators and flash flotation units are not available.
•Gravity unit - Knelson concentrate is cyanide leached in an ILR in a batch process with the leached gold recovered in the gold room by electrowinning.
•Flotation -The hydrocyclone overflow is processed in the conventional bulk flotation circuit, which consists of rougher, scavenger, cleaner, and scavenger-cleaner stages. The rougher and scavenger flotation cells are self-aspirating while the cleaner cells are forced air. Each rougher (three-of) and scavenger (four-of) cells are 130m3 in volume, whilst the cleaner (two-of) and scavenger cleaner (four-of) cells are each 40m3 in volume. Flotation tailings are thickened and report to either the backfill circuit or to the final tailings.
•Vertimill - The combined flash and conventional flotation concentrates are re-ground in a Metso VTM-1000-WB Vertimill. operating in a closed circuit with a bank of hydrocyclones, ahead of bioleaching. The target regrind size is 92% passing 45µm.
•SAG 2 - The SAG mill described above is designated SAG 1. There is another SAG mill which is designated SAG 2 (5.35m x 7.20m EGL with a 2,700kW motor) which run as a parallel process route from the same crushed ore stockpile (COS) and circuit product fed directly to the conventional bulk flotation plant but at a reduced feed rate of about 90tph. The SAG no.2 process route is what is referred to as the phase 1 circuit and is incorporated with its cyclone cluster.
•The BIOX circuit - Consists of four parallel trains, with each train consisting of six reactors (895m3 live volume per tank), the first three operating in parallel (primary reactors) and the remaining three operating in series (secondary, tertiary, and quaternary reactors).
•CCD - The BIOX circuit product slurry (BIOX residue) is subjected to four stages of CCD, each stage consisting of a 20m diameter high-rate thickener CCD overflow is treated in the
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neutralisation circuit, consisting of six 290m3 tanks in series operated in two stages, with limestone neutralisation in the first stage and lime neutralisation in the second. Product slurry from neutralisation reports to a neutralisation tails hopper which is pumped to the de-sliming thickener at the backfill tailings area.
•CCD underflow - reports to the BIOX CIL circuit, which consists of a pre-oxidation stage using three 372m3 tanks in series (for pH adjustment and oxygen conditioning) but with the option of bypassing according to operational or maintenance requirements. The pre-oxidation tank’s product immediately gravitates into the gold dissolution process aided by the milk of quicklime from the lime mill and cyanide from the cyanide sparging plant all located within the plant perimeter.
•Elution - Loaded carbon from the BIOX CIL circuit is processed in an Anglo-American Research Laboratory (AARL) elution and electrowinning circuit, with a batch size of 12 tonne of carbon. CIL tailings is pumped to join the neutralisation tails which are thickened in another thickener, the underflow of which is pumped to the new BIOX TSF while the cyanide overflow (part of dirty water) gravitates to the Oxide Treatment Plant (OTP) pond to be treated through the Rotating Biological Contactor (RBC) at the water treatment plant. This arrangement forms the basis for the dirty and clean water separation strategy for water management.
•Thickener - The flotation tailings are sent to the thickening facility designated as thickener number 2 which dewaters the flotation tails to between 40% to 50% solids ready to service the pastefill plant via the STP final tails area.
•Pastefill plant - The newly installed pastefill plant located at GCS but operated by the processing department serves the circuit product to the underground pastefill distribution system (UDS).
•The pastefill plant comes with a receiver agitated tank, thickener, and filtration unit to a cake density of about 80% solids. A combination of the cake feed, binding agent (cement), slurry and trim with water will deliver the final product at about a production rate of 150m3 per hour to the UDS.
•Excess water generated from the paste plant returns to the STP process stream.
A schematic representation of the South Treatment Plant
Process Plant Management
The labour requirement has been developed to provide a wider range of operational and technical functions and is categorised as follows:
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•Stratum IIIH/L - Senior Manager Processing/Operations Manager/Technical Manager/Tailings Facilities Managers and Plant Manager Projects.
•Stratum IIH/L - Superintendents and Specialists.
•Stratum IH - Plant Supervisors/Leads.
•Stratum IL - Plant Operator.
Metallurgical and test work
The optimised FS on metallurgy focused primarily on the gravity and flotation circuit optimisation or improvements due to their historical underperformance compared to the other recovery section of the STP plant and the potential transition from a sulphide-dominant refractory ore to a quartz-dominated free-milling ore regime. Detailed Gravity Recoverable Gold (GRG) test, diagnostic leach test and flotation reagent and recovery optimisation were carried out as the basis for the design criteria for the Obuasi Redevelopment Project and these areas are still of interest for continuous improvements.
The following are some of the major completed and ongoing investigations:
•Mineralogy study of underground feed - A strategy to integrate geo-metallurgy where mineralogical variation and geochemistry from multiple underground ore sources are modelled to obtain optimal treatment parameters and reagent consumption rates prior to their delivery to the ROM pad for processing. This will be a proactive approach to ensuring that metallurgically proven parameters are applied to ore delivered for processing to achieve set production targets.
•Reduction in brine levels in wastewater - Wastewater treatment reject (brine) is accumulating in the Obuasi process water as ions of dissolved salts keep building up in the process water cycle over the years of operation because of the reintroduction of the brine into the final plant effluent to the TSF. This has impacted negatively on the Reverse Osmosis (RO) plant recoveries and restricted treatment volumes to the minimum with the potential of worsening the already positive water balance at Obuasi. An investigation was thus initiated to ascertain the impact of brine through Obuasi’s existing BIOX CCD neutralisation circuit to determine the possibility of the two-stage neutralisation process meant for arsenic precipitation to precipitate some of the ions in the brine solution before joining the plant effluent to the TSF. There was significant reduction in conductivity and TDS from the test and more importantly, there was no adverse effect from the blend of the brine on arsenic precipitation which is the principal function of the neutralisation process. Further confirmatory investigation is underway.
•Kokoteasua tailings recovery appraisal - Kokoteasua (KTS) flotation test work and plant trial indicated a little over 50% flotation recovery which is being achieved and more depending on the sulphur and gold grades being fed. An option to process a blend of underground and KTS through the plant was investigated at the laboratory and the resultant impact on overall recovery compared to being treated separately did not make the blending strategy a viable option.
•Monthly diagnostic leach test - Diagnostic leach test on CIL solid tails to determine minerals associated with undissolved gold. Consistently, the results indicate quartz predominantly being associated with undissolved gold from CIL (+50%), especially after the commissioning of the Flash flotation cell compelling an investigation to re-evaluate the grind size from the Vertimill.
•Improving leach kinetics at the ILR circuit - ILR leach kinetics field trials between Hydrogen Peroxide and pure oxygen resulted in the current use of the former with an improved leach recovery and reduced leach cycle time. Further investigation is ongoing to conclude a comparative kinetic leach test on ILR feed between Goldilox (Leach aid) and Hydrogen Peroxide or a combination of both oxidising agents.
•Plant performance appraisal - Circuit performance appraisal is conducted routinely for critical gold recovery circuits of the plant. These serve as a proactive performance guide by comparing the laboratory test results to the field results for timely interventions. The tests are daily extended and a monthly composite of floatation and CIL tests.
•Optimisation of lime consumption -The benefits of limestone, seashell and plant quick lime for neutralisation of CCD overflow liquor to form stable ferric arsenate for safe disposal as per regulatory requirements were investigated. Limestone and seashell were concluded as better
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than the current quicklime in terms of maintaining stable and consistent pH levels during the initial two stages of the neutralisation process than quicklime hence the decision to pursue the commissioning of the seashell/limestone milling and slaking circuit.
•Process plant recovery improvement - CIL recovery is well above design but can partly be attributed to the lower throughput and longer residence at this stage of the operations. Impending ramping up of throughput with a lower residence time risk lowering the current CIL performance and therefore several oxidising agents are being tested to ensure the current performance is maintained. The impact of lead nitrate on CIL efficiency has been investigated and concluded as not viable at this stage. Investigations with other oxidising agents will continue.
•Particle size distribution determination to inform milling efficiency, cyclone performance, and monthly grading analysis for the gold association.
Reagents optimisation
Optimisation tests on copper sulphate revealed recovery improvements at even lower consumptions and findings have already been implemented. The plant will however pursue further and implement findings of cost savings opportunities in cyanide consumption at the elution circuit. This has been concluded on AARL elution process and is currently being done without cyanide injection.
The International Cyanide Management Institute (ICMI) certification audit was completed in 2023 with verbal acknowledgement of the successful outcome pending the official publication on the IMCI website.
Obuasi is an operating mine, and the existing plant has been refurbished and in use since December 2019 for Phase 1 processing 2000tpd, followed by a ramp up to 4000tpd for Phase 2 exactly a year later. Opportune treatment of Kokoteasua tailings is occasionally being undertaken through the plant to utilise the spare capacity caused by gaps in the underground ore delivery. Typically, this tailings material does not perform well for this kind of circuit, but optimisation and test works have proven that the batch process has the potential to yield better economic outcomes, and such has been adopted as and when required.
The processing methods include crushing, ore handling, coarse and fine grinding, gravity, flotation, thickening, BIOX, neutralisation, CIL and tailings/water management. Description of the Obuasi process methodologies, equipment, plant capacities, efficiencies, and personnel requirements to be employed during restart have been detailed in the FS. This Metallurgical process is a proven process route and used on other mines with success.
15.Infrastructure
The existing infrastructure is sufficient and in a good condition to support the exploration drilling programme. This includes water, air, and electricity reticulation underground. The hoisting infrastructure to aid in lowering drilling gear down and hoisting back to surface is also in a good condition.
The existing infrastructure in the mine is sufficient to support the current and future LOM. These include underground ventilation and refrigeration systems, conveyor systems, material and human hoisting infrastructure, crusher, and associated conveyors, SAG and ball mills, flotation, thickeners, BIOX, CIL, elution and electrowinning and both contaminated and non-contaminated tailings management facilities. These facilities are serviced by site water and air reticulation, and powered by electricity from the national grid and an onsite 20MW emergency genset.
Obuasi has a well-established housing facility for all employees. The accommodation facilities consist of six refurbished estates that accommodate all employees on site. The six estates collectively have a total of 1,307 properties. Other smaller estates which used to be owned by the mine have been relinquished to third parties for management. Primary healthcare for employees and their dependents is provided by AngloGold Ashanti Foundation (AGAHF) hospital situated at the northern end of the mine. The hospital also provides health services to the local community. The health facility has been reconfigured into a self-sustaining business unit, with the mine only providing support for its operations.
All necessary logistics including spares, inventory management, inventory preservation, material handling, consumables, reagents transportation, after-sales, and services have been considered around existing and future infrastructure requirements in estimating the Mineral Reserve.
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16.Market studies
Obuasi has no by-products and only gold is declared in the Mineral Resource and Mineral Reserve.
The primary product sold from the mining and beneficiation of ore at our operations is gold doré. The accepted framework governing the sale or purchase of gold is conformance to the loco London standard.
Only gold that meets the London Bullion Market Association’s (LBMA) Good Delivery standard is acceptable in the settlement of a Loco London contract. In the Loco London market, gold is traded directly between two parties without the involvement of an exchange, and so the system relies on strict specifications for fine ounce weight, purity and physical appearance.
For a bar to meet the LBMA Good Delivery standard, the following specifications must be met as a minimum:
•Weight: 350 fine troy ounces (min) to 430 fine troy ounces (max).
•Purity/Fineness: Minimum fineness of 995.0 parts per thousand fine gold.
•Appearance: Bars must be of good appearance not displaying any defects, or irregularities such as cavities, holes or blisters.
Only bullion produced by refiners whose practices and bars meet the stringent standards of the LBMA’s Good Delivery List can be traded on the London market. Such a refiner is then an LBMA Accredited Refiner and must continue to meet and uphold these standards for its bars to be traded in the London market.
Provided the bullion meets the LBMA Good Delivery standard, it is accepted by all market participants and thus provides a ready market for the sale or purchase of bullion.
Annually, the gold prices used for determining Mineral Resource and Mineral Reserve are determined by the registrant (refer to Section 25). Two different prices are used for determining Mineral Resource and Mineral Reserve. These prices are provided in local currencies and are calculated using the historic relationships between the USD gold price and the local currency gold price.
The Mineral Resource price reflects the Company’s upside view of the gold price and at the same time ensures that the Mineral Resource defined will meet the reasonable prospects for economic extraction requirement. Typically, the price is set closer to spot than the Mineral Reserve price and is designed to highlight any Mineral Resource that is likely to be mined should the gold price move above its current range. A margin is maintained between the Mineral Resource and the ruling spot price and this implies that Mineral Resource is economic at current prices but that it does not contribute sufficient margin to be in the current plans.
The Mineral Reserve price provided is the base price used for mine planning. AngloGold Ashanti selects a conservative Mineral Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The Company uses a set of economic parameters to value its assets and business plan, these economic parameters are set on a more regular basis and reflect the industry consensus for the next five years. These are generally higher than the Mineral Reserve price and enable more accurate short-term financial planning. Finally, the Company uses a fixed price to evaluate its project and set its hurdle rate. This price and the hurdle rate are set by the Board and changed when indicated due to significant changes in the price of gold.
The determination of the Mineral Resource and Mineral Reserve prices are not based on a fixed average, but rather an informed decision made by looking at the trends in gold price.
The underground mining operations is contracted to UMA, a JV between African Underground Mining Services (AUMS, Australian) and Rocksure (Ghanaian). AUMS holds a 70% interest while its Ghanaian counterpart holds 30%.
Exploration and grade control drilling are undertaken by two third party contractors, Boart Longyear and Westfield.
The listed contracts are with unaffiliated third parties.
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17.Environmental studies, permitting plans, negotiations, or agreements with local individuals or groups
17.1Permitting
All environmental permits have been received for the project at the time of completing this report. The permits are for the Obuasi Redevelopment project and Tailings and Water Infrastructure project.
The existing legal social management requirement is the legislated 3.5% royalty payment to be made to the Stool lands through the central government and property rates of GHC120,000 and GHC48,751.82 payable every quarter to the Obuasi Municipal Assembly and the Jacobu District Assembly respectively, for use in social development programmes.
The Obuasi township is an integral part of the mine, as such maintaining peaceful co-existence is critical to the operations. To this end, Obuasi through its sustainability department, carries out regular engagement with the community leaders and maintains an open dialogue with the various stakeholders within the communities.
AngloGold Ashanti (Ghana) has developed policies to guide and monitor its environmental activities on the mine. The policy is value-driven and guides the actions of the Company and its employees in all its activities. Obuasi's commitment to sound environmental management is set out in its Environmental Policy, including commitments to preventing pollution, legal compliance and continual improvement. Our Environmental Policy is supported by our Environmental Management System (EMS), which is designed to give full effect to the policy and to meet the requirements of an international standard for environmental management systems, ISO14001:2015.
All relevant environmental permits have been received for the project at the time of completing this report except the renewal of the Tailings and Water Infrastructure (TWI) permit which is currently ongoing. AngloGold Ashanti (Ghana) has engaged the Environmental Protection Agency (EPA) and preparing to submit an updated Environmental Impact Statement (EIS) as part of the renewable process.
Overall, there is a reasonable expectation that all permits will be granted as they fall due and there is no risk of non-compliance.
The primary legislation that dictated planning and design considerations for the project are as follows:
•Environmental Protection Agency Act, 1994 (Act 490)
•Environmental Assessment Regulations, 1999 (LI 1652)
•Minerals and Mining Act, 2006 (Act 703)
•Minerals and Mining (Health Safety and Technical) Regulations, 2012 (L.I. 2182)
•Minerals and Mining (General) Regulations, 2012 (L.I. 2173)
•Water Resources Commission Act, 1996 (Act 522)
•Dam Safety Regulations, 2016 (L.I. 2236)
The Obuasi mine has identified the necessary permits and has been issued with the requisite permits as follows:
•Tailings and Water Infrastructure (EPA) - Expired in 2022 for which renewable process is ongoing.
•Obuasi Mine Redevelopment Project (EPA) - Active
•Re-mining of Kokoteasua supplementary tailings primary for tailings (EPA) - (Renewal application submitted for consideration).
•Water Abstraction Permit (WRC) - Active
•Dam Safety License (WRC) - Active
•Mine Operating Permit (MinCom) - Active
•Mining Exploration Permit (MinCom) - Active
•Permit to Store Explosives (MinCom) - Active
The mine operations currently do not impact any sensitive areas, requiring specific mitigation measures to be put in place.

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17.2Requirements and plans for waste tailings disposal, site monitoring and water management
The EISs for the two permits details tailings disposal using the BIOX TSF and describe the site water management philosophy.
A reclamation plan is being implemented following a signed Reclamation Security Agreement with the EPA in 2018.
Waste rock generated during underground development will be used to fill secondary voids; any excess waste rock will be disposed of at a designed waste dump site, covered with topsoil and revegetated following closure. The processing tailings comprise of flotation tailings, which constitute 85% of the entire tailings stream with the rest being BIOX tailings. The BIOX tails are deposited at the new TSF. Flotation tailings will either be sent to the pastefill plant for paste generation for backfilling voids underground or be stored in a designed tailings dam at the south TSF. The percentage of flotation tails used for pastefill will depend on the volume of void ready for backfilling at a particular point in time with the remainder transferred to the south TSF. However, in situations where no void is ready for filling the entire flotation tails will be deposited on the south TSF.
The South TSF is an upstream laterite paddock hybrid TSF with a disturbance footprint of approximately 200. The South TSF was initially formed behind a compacted laterite starter wall which has been progressively raised as required since construction in 1993. The most recent raise of 1.5m was completed in August 2015.
Deposition of flotation tailings on South TSF is operated in a manner which provides a very low arsenic-no cyanide layer over the combined tailings and establishes a water-shedding surface for closure of the facility. The water-shedding surface on South TSF will require in the order of 4.9 Mt flotation tailings, after which, the flotation tailings will be deposited in the new Dokyiwa TSF flotation compartment which will be constructed later.
A decant pump and a one-tower penstock located on the east side of the TSF is the primary decant method. This operational decant facility returns water to the processing facilities via the East Holding Pond. The bacteria used in the BIOX process at the STP have a very low tolerance to trace levels of cyanide, hence all decant water returned from the TSF is treated in the STP water treatment plants prior to reuse in the STP circuit.
In this manner, no water is discharged directly from the TSF to the environment as all water is treated via the South Processing Plant (SPP) water treatment plant and discharged to the various water management ponds. Water excess to the demands of the circuit is treated through the RO 250 and 500 water treatment plants operated by Veola (plant operator-contractor) to comply with quality criteria prior to discharge to the environment.
An emergency penstock arrangement is located on the south side of the TSF to decant the water and prevent overtopping of the TSF in the event of an extraordinary rainfall event. A three-tower penstock has also been constructed on the north side in anticipation of directing decant water to the process water dam (PWD).
Water management at Obuasi encompasses underground dewatering, surface catchment and storm water run-off across the mine site, water storage and treatment facilities, water extraction from, and discharge to, local watercourses, and a complex process water circuit. The site water balance, which is ‘positive’, is complex and intimately linked with the TSF.
Significant improvements in water management and stability of the facility, including penstock improvements and buttressing of the North wall have resulted in good control of the water pool on the TSF surface and improved the stability of the facility. The minimum required distance of the pool from the TSF walls of 120m is consistently maintained and often well exceeded. Additionally, the installation of gauge posts has resulted in a more informed management approach. Management practices on the TSF to ensure its safety and stability are:
•Recording of freeboard and pool depth
•Recording of rainfall figures and pool distances from the walls
•Regulate, pumping and transfer of return water from the TSF and the holding pond to the plant and seepage sump back to the TSF
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•Visual inspections and recordings of the embankment, berms, canal, drain boxes and finger drains.
•Recording of piezometers to check the phreatic levels in the embankment
•Fixing of erosion gullies on TSF service roads and embankment
The general principle and aim are to always manage the pool to the minimum size, especially during the rainy season ensuring that the TSF remains in a safe and stable condition and ensure that all monitoring systems remain in place to best practice standards. This plan has been developed to ensure that the TSF complies with regulatory provisions and conforms to best practices within the AngloGold Ashanti tailings management framework.
Reclamation activities are scheduled over the full LOM and provide for operational synergies, particularly minimising the liability that will remain when gold production has ceased. It also allows for the progressive relinquishment of the environmental liabilities outside the core operational area and the return of this land to the Obuasi community.
Reclamation practices are governed by the EPA and Minerals Commission Acts and legislative instruments principally. AngloGold Ashanti Ghana is implementing an approved reclamation plan submitted to the EPA as part of the EIS for which an environmental permit has been granted. The reclamation plan is based on the methodology and closure approach as concluded in the reclamation security agreement (RSA 2018). In addition to the national regulations which AngloGold Ashanti (Ghana) is required to comply firstly, the company has also developed the latest Corporate Closure Planning Standard (2023)and Closure Planning Guideline (2014) which require the reclamation and closure plans developed to mitigate site-specific closure risks and meet several overall objectives, including:
•Compliance with host country requirements and site-specific commitments (noting that where the legal requirements cannot be met or are not the optimal requirement for closure, every effort must be made to negotiate an alternative with the applicable authority)
•Mitigation and management of contamination (water, air, soil) and disturbed land
•Minimise costs, but not at the expense of meeting other closure objectives
•Establish sustainable land use(s) that do not compromise future public health and safety
•Evaluate the potential use of existing structures and infrastructure for future economic benefit
17.3Socio-economic impacts
In compliance with the stability agreement between AngloGold Ashanti (Ghana) and the government of Ghana, a Community Trust Fund has been established where $2 for every ounce of gold produced is paid into the fund. The fund is expected to contribute positively to the development of communities within the AngloGold Ashanti (Ghana) catchment area.
For AngloGold Ashanti (Ghana), investment in the community is to be achieved through the following areas:
•Art, culture and heritage
•Social infrastructure
•Small and medium enterprises (SME)
•Health
•Environment
•Education
Apart from the Community Trust Fund that is legislated, there are other voluntary programmes that AngloGold Ashanti (Ghana) has initiated aimed at promoting socio-economic activities within its catchment areas.
A three-year socio-economic management plan which was launched in 2019 and ended in 2021 focused, among other things, the promotion of diversity and inclusion in AngloGold Ashanti (Ghana) host communities. Specifically, AngloGold Ashanti (Ghana) has supported the sustainable capacity development of women and girls through its Enterprise and Educational development programmes.
In 2022, following the successful completion of the three-year socio-economic management plan, AngloGold Ashanti launched a longer-term 10-year Socio-Economic Development Plan (SEDP) that seeks to improve social development, diversify, and sustain the local economy of its host communities
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and improve cross-section partnerships with its key stakeholders. The SEDP represents the Social Investment Strategy for the Obuasi Mine and seeks to support the Municipal and District Assemblies plan to improve the socio-economic well-being of the people.
The mine has also established a $300,000 fund for the repair of cracks on buildings that may be impacted by blasting operations for communities that are near the mine.
17.4Mine closure and reclamation
The EPA is the primary agency regulating environmental-related closure issues on mine sites in Ghana, including reclamation bonds and agreements of when environmental responsibility can be divested. The Minerals Commission regulates the relinquishment of mining concessions in their entirety or part thereof.
Obuasi closure plans have been well-developed and are currently being implemented according to plan. The reclamation plan is based on the methodology and closure approach as concluded in the reclamation security agreement (RSA 2018). In addition to the national regulations which AngloGold Ashanti (Ghana) is required to comply with firstly, the Company has also developed the latest Corporate Closure Planning Standard (2023) and Closure Planning Guideline (2014) which require the reclamation and closure plans developed to mitigate site-specific closure risks and meet several overall objectives, including:
•Compliance with host country requirements and site-specific commitments.
•Mitigation and management of contamination (water, air, soil) and disturbed land.
•Minimise costs, but not at the expense of meeting other closure objectives.
•Establish sustainable land use(s) that do not compromise future public health and safety.
•Evaluate the potential use of existing structures and infrastructure for future economic benefit.
The standard requires consultation with key stakeholders throughout the closure planning process, particularly on post-closure land uses and objectives. All closure options considered for individual disturbance areas were selected to meet the following overarching closure objectives:
•Minimise the potential for health risks arising from closure areas.
•Be technically and economically viable.
•Be compatible with surrounding land use to the extent possible; and
•Optimise land use suitability to the extent practicable.
The mine closure cost is estimated at $210M.
17.5Qualified Person's opinion on adequacy of current plans
Obuasi currently holds valid permits to operate and ensures compliance with all requirements of the permits. The closure plans have been catered for in the mine plan. Future permits can be reasonably expected to be obtained. The social-economic, local, and general community issues are acceptably managed, and the Qualified Person considers these plans to be adequate.
17.6Commitments to ensure local procurement and hiring
To bolster the local economy, AngloGold Ashanti has implemented policy interventions targeted at communities within its catchment area. These interventions include:
•The AngloGold Ashanti Community Trust Fund: an establishment that contributes positively to the development of communities within the AngloGold Ashanti (Ghana) catchment area.
•The AngloGold Ashanti Health Foundation: AngloGold Ashanti (Ghana) supported hospital in Obuasi and the establishment of an enterprise development programme.
•Local content/procurement plan: This is part of the broader social management plan aimed at creating opportunities for local businesses to increasingly participate in AngloGold Ashanti’s supply chain. This has been supported through the Commercial and Procurement Department of the mine.
•A local employment programme where AngloGold Ashanti (Ghana) and companies who have contracts with it must fill all unskilled roles from the community through the sustainability department.
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In addition, AngloGold Ashanti (Ghana) also ensures compliance with Ghana's local content regulations in its dealings with contractors and suppliers.
18.Capital and operating costs
18.1Capital and operating costs
Capital (CAPEX) and operating (OPEX) expenditures were estimated based on the LOM mining schedule. The OPEX and CAPEX costs were estimated by applying either existing actual costs, or agreed contractor quoted rates associated with each element and/or in accordance with group assumptions. These estimates are within +-10% with a contingency not exceeding 10% applied to some cost elements within the capital budget allowing for areas or costs that may have been undervalued or overlooked. The gold price, exchange rates, and others are provided by the registrant.
AngloGold Ashanti signed a tax and redevelopment agreement with the government of Ghana in 2017 and 2018 respectively. In these agreements, a royalty rate of between 3 and 5% and corporate tax rate of 32.5% apply within a 10-year concession period. Beyond this concession period, standard rates of 5% and 35% apply for royalty and income tax respectively. An agreed schedule of import duties is applicable for an initial period of six years ending 31 December 2023.
Economic criteria used, including capital and operating costs, and royalties are also considered in the calculation of the cut-off grade.
CAPEX and OPEX expenditures were estimated based on the business plan and LOM mining schedule. These are updated on an annual basis.
The key cost components comprise of ORD, underground infrastructure development, underground DD programme (Brownfield exploration), Surface infrastructure, mining fleet replacement, and new south tailings facility. The remaining capital costs are categorised as non-sustaining and involve capital spend on the ODD, which is the main access ramp to the mine running through to the deepest part of the mine in Block 11.
The other non-sustaining capital spend are associated with the Obuasi Phase 3 projects involving KMS and BSVS shaft upgrades, and power and mine services upgrades as well as Dokyiwa TSF.
The key operating costs are categorised into three main components: mining, processing and G&A. These costs are based on the LOM plan (Mineral Reserve only). The top five costs for mining (excludes ORD cost), by cost element are:
•Labour (mining, mine technical and geology)
•Ground support
•Operational development
•Electricity and power (significant contributor being ventilation refrigeration units)
•Material handling
The mining cost model is based on, and built around, the current mining contractor scenario.
The mining OPEX averaged $77.77/t for the first five years. Mining OPEX however averages $59.31/t over the LOM although this varies from Block to Block. A similar cost breakdown for both processing operating costs and G&A is shown below.
Processing operating cost estimates were developed as a matrix based on cost type and expenditure area. The following key inputs form the basis of the operation cost estimate:
•Operating, technical services and maintenance labour
•Electrical power draw derived from the mechanical equipment list.
•Reagent and operating consumables
•Maintenance consumables cost
•General and administration costs, within the process plant only
•Mobile equipment; and
•Metallurgical analysis expenses
All applicable freight costs associated with transporting goods to, and within Ghana, are included in the estimate.
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The operating cost estimate includes the following:
•Cost of labour for staff, including all applicable other payroll and non-payroll costs
•Labour costs for supervision, management and reporting of onsite organisational and technical activities directly associated with the processing plant.
•Labour numbers have been estimated for operating and maintaining the process plant and supporting infrastructure including the newly established pastefill plant.
•Costs of operating consumables are based on current costs as supplied to site.
•Cost of power, which is based on a unit cost for power supplied to the site.
•Fuels, lubricants and maintenance materials used to operate and maintain the process plant and vehicles.
•Miscellaneous operating costs including safety, training, recruitment and communications; and
•Costs associated with the analysis of metallurgical samples at the onsite laboratory operated by Obuasi as well as the contract laboratory.
The top five contributors of processing cost are:
•Reagents - $334M
•Electricity and power - $150M
•Labour - $109M
•Service Water - $68M
•Engineering materials - $56M
The remaining operational cost is associated with G&A costs (~$35.46/t), covering key overheads, labour, contractors and general mine services. The major cost associated with G&A is labour followed by services.
Capital budget in financial model

Sustaining Capital	LOM (2024-2043): $M
ORD Development	92.53
UG Infrastructure Development	303.41
Surface and UG infrastructure Development	54.40
Mining Fleet	261.97
Processing Infrastructure	1.51
Site Process Water Improvement Projects	10.50
New South TSF	21.78
LOM Asset Integrity	10.60
Brownfields Exploration	56.80
Paste Fill Ceramic Pipes, Vacuum Pump, Spare Agitator	1.19
Housing Renovations	5.41
Security Installations	1.83
Total	2,127.84

Other Capital (Non-sustaining)	LOM (2024-2043): $M
GCS Man Winder Upgrade	0.00
Dokyiwaa Dam	113.03
Mining Decline - Phase 3 (WBS 1)	31.95
Obuasi Redevelopment Project Phase 3	31.44
Total	176.43

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Key operational costs

Mining	LOM (2024-2043): $M
Labour	229.10
Explosives and Accessories Material	70.17
Support and Construction Material	136.77
Material Steel	4.88
Fuel	82.87
Electricity and Power	218.51
Mining Development and Operations	624.00
Ground Surveying	659.50
Load and Haul - Waste	7.42
Load and Haul - Ore	230.30
Contract - Drilling	264.15
Ore Rehandle Rom	14.33
Contract Fixed Costs Overheads	(69.52)
ORD Credit	(1,317.20)
IFRS 16 lease credit	11.35
Contract - Hire Equipment	10.83
Services	3.75
Other	208.50
Total	1,389.70
*ORD and other Capital Credit represents the contra entry of the amounts allocated or apportioned out of the mining cost to Obuasi underground decline capital, Mineral Reserve and SIBC underground infrastructure development.

Processing	LOM (2024-2043): $M
Labour	109.32
Cement	0.04
Reagents	334.08
Engineering Materials	56.47
Fuel	13.88
Mill Liners and Spares	22.77
Electricity and Power	150.27
Contractors and Consultants	15.98
Ore Rehandle Rom	18.03
Metallurgical Analysis Expenses	15.04
Plant and Equipment Hire	2.31
Service Water	67.93
General Materials	10.90
Other	3.87
Total	820.89
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General and Administrative Cost	LOM (2024-2043): $M
Labour	333.40
Engineering Material	22.72
Fuel	5.93
Other Material	18.73
Power	27.40
Aircraft	6.21
Labour Contractor and Consultants	83.71
Mining Contractors	12.45
Plant and Equipment Rental	6.74
Water	13.67
Offsite Repairs	0.05
Services	161.58
Corporate Recharges	113.81
Other	24.52
Total	830.93
18.2Risk assessment
Obuasi has a long history of mining activities, experiencing various mining methods, mining equipment and application of varying technical and operational management methods compounded by difficult ground conditions resulting in a large complex mine with significant footprint of disturbed areas. Existing operating workings are overlain by extensive worked out and abandoned areas, through which the new working horizons are required to integrate.
This complexity and the associated uncertainty of historical information have been mitigated by rigorous design optimisation process in historically mined areas to ensure local and regional stability. There is also a comprehensive ground control management program in place to manage any other geotechnical risks as the mine transitions deeper, and a robust management operating system to manage the operations. As such, these risks are not anticipated to impact the execution of the Mineral Reserve mine plan.
All relevant permits have been obtained for the operations. In the political space, Ghana is a peaceful country with a stable democratic system, and the mine has maintained a peaceful coexistence with the communities within its catchment area.
Another round of general elections is due to be held in 2024, which is usually characterised by high political activism amongst the two major political parties, the National Democratic Congress, NDC and the New Patriotic Party, NPP. Ghana has seen peaceful, successive elections since 1992 and there is a reasonable expectation that the 2024 elections will be no different.
19.Economic analysis
19.1Key assumptions, parameters and methods
The following are material assumptions used for the Obuasi 2022 Mineral Reserve business plan:
•Power Rate: $0.128/kwh
•Diesel cost: $1.15/l to $1.06/l for the first three years and beyond $1.30/l to LOM
•Gold: $1,400/oz as determined by the registrant (refer to Section 25)
AngloGold Ashanti signed a tax and redevelopment agreement with the government of Ghana in 2017 and 2018 respectively. In these agreements, a royalty rate of between 3 and 5% and corporate tax rate of 32.5% apply within a 10-year concession period. Beyond this concession period, standard rates of 5% and 35% apply for royalty and income tax respectively. An agreed schedule of input duties is applicable for an initial period of six years ending 31 December 2023.
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19.2Results of economic analysis
Inferred Mineral Resource has been excluded from the demonstration of economic viability in support of disclosure of a Mineral Reserve. As described in Section 21.4, AngloGold Ashanti takes into consideration the potential impact of the Inferred Mineral Resource in the planning process for the Mineral Reserve, but the cash flow analysis does not include the Inferred Mineral Resource in demonstrating the economic viability of the Mineral Reserve.
LOM cash flow at NPV0 is $1,645.6M. The NPV is $476.9M at a discount rate of 10% and is $267.8M at a discount rate of 15%.
Obuasi cash flow analysis (Mineral Reserve material only)

Item	Unit	Total LOM	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049	2050	2051
Production
Gold	Oz ('000)	6,253.6	223.4	226.6	265.4	275.0	233.6	344.2	293.7	532.9	485.2	533.4	523.3	400.1	400.5	299.7	301.6	294.5	188.0	182.8	181.3	68.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Silver	Oz ('000)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Copper	lb ('000)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Revenue
By product (+/-)	USD M	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Gross Revenue	USD M	8,755.0	312.8	317.3	371.6	385.0	327.0	481.9	411.2	746.1	679.3	746.8	732.6	560.1	560.8	419.6	422.2	412.4	263.2	255.9	253.8	95.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Royalties	USD M	417	10.9	11.1	13.0	13.5	16.3	24.1	20.6	37.3	34.0	37.3	36.6	28.0	28.0	21.0	21.1	20.6	13.2	12.8	12.7	4.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Operating Costs
Mining Cost	USD M	1,390	75.6	82.0	88.0	83.0	86.9	71.7	89.5	117.6	122.2	102.7	137.3	70.9	75.6	66.6	38.7	17.9	19.0	23.3	16.0	5.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Processing Cost	USD M	821	40.2	39.7	46.3	44.4	41.0	44.3	41.6	55.3	56.1	58.5	63.2	53.6	55.9	44.7	36.9	30.6	24.9	21.7	16.7	5.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
General & Admin	USD M	831	48.9	45.2	51.0	48.5	43.0	52.0	45.2	56.6	57.0	58.3	63.1	49.1	50.6	40.4	33.3	27.5	22.3	19.4	14.8	4.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other Operating Costs	USD M	108	6.3	7.6	5.7	9.3	8.0	10.0	9.7	12.0	11.0	4.0	4.0	3.6	3.9	3.1	2.9	2.6	1.6	1.4	1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Operating Cost	USD M	3,150	171.0	174.5	191.1	185.2	178.8	178.0	185.9	241.6	246.3	223.5	267.6	177.2	186.0	154.7	111.8	78.5	67.7	65.9	48.9	15.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sustaining Capital	USD M	2,128	111.2	132.9	139.1	137.7	97.6	137.6	105.5	135.4	107.4	166.8	137.8	140.4	133.8	83.4	99.3	117.0	61.3	33.9	36.7	13.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Non-GAAP Metrics & Cash Flow
Total AISC	USD M	5,277	282.2	307.4	330.2	322.9	276.5	315.5	291.4	377.0	353.7	390.2	405.4	317.6	319.8	238.0	211.1	195.5	129.0	99.8	85.6	28.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total AISC	USD/oz1	844	1,263	1,356	1,244	1,174	1,184	917	992	707	729	732	775	794	798	794	700	664	686	546	472	418	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other Capital (non Sust.)	USD M	176	48.9	23.5	52.1	2.9	0.7	0.0	16.7	31.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total AIC	USD M	5,454	331.1	330.9	382.3	325.8	277.1	315.5	308.1	408.7	353.7	390.2	405.4	317.6	319.8	238.0	211.1	195.5	129.0	99.8	85.6	28.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total AIC	USD/oz1	872	1,482	1,460	1,440	1,185	1,187	917	1,049	767	729	732	775	794	798	794	700	664	686	546	472	418	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Closure Costs	USD M	210	9.3	13.5	12.9	13.3	27.7	4.2	1.5	5.3	8.7	4.1	4.0	6.5	3.7	1.1	2.0	0.1	7.5	22.3	21.2	33.1	5.6	1.8	0.6	0.0	0.0	0.0	0.0	0.0
Tax	USD M	1,029	0.0	0.0	0.0	0.0	0.0	55.3	30.6	130.0	107.3	134.1	113.7	83.7	77.2	43.1	62.2	71.2	31.4	36.1	43.9	9.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Free Cash Flow	USD M	1,646	-38.5	-38.1	-36.6	32.4	5.7	82.8	50.5	164.9	175.7	181.0	172.9	124.4	132.1	116.5	125.8	125.0	82.1	84.9	90.3	20.1	-5.6	-1.8	-0.6	0.0	0.0	0.0	0.0	0.0
[1] Ounces of Gold

Key metrics
NPV0	USD M	1,645.6
NPV5	USD M	868.9
NPV10	USD M	476.9
NPV15	USD M	267.8
Cash Flow Margin	%	38%
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19.3Sensitivity analysis
A sensitivity analysis on NPV0 model for key value drivers (gold price, capital cost, operating cost, and processed grade) was completed on the Mineral Reserve financial model. A 20% change in either gold price or processed grade resulted in the NPV0 change by about the same amount. However, a 20% change in operating and capital costs resulted in 37% and 28% changes to the NPV0 respectively.
As shown below, the Mineral Reserve is most sensitive to gold price and processed grade changes. Capital and operating costs have less impact compared to price and feed grade.
Sensitivity analysis for key value drivers (NPV0, in $M and after-tax)

Value Driver	Unit	Value driver changes by -20%		Base Case NPV0	Value driver changes by +20%
		NPV0	% Change NPV0		NPV0	% Change NPV0
Gold Price	USD/oz	-22.1	-101%	1,645.6	3,313.2	101%
Grade Processed	g/t	460.4	-72%	1,645.6	2,830.7	72%
Operating Costs	USD M	2,253.9	37%	1,645.6	1,037.3	-37%
Capital Costs	USD M	2,106.4	28%	1,645.6	1,184.7	-28%
Obuasi Mineral Reserve sensitivity on key value drivers

Sensitivities on Key Value Drivers (+/- 20%)
3,500.0
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
-500.0
NPV0 after-tax (USD M)
1,645.6
-20%
Base Case (0%)
+20%
Gold Price
Grade Processed
Operating Costs
Capital Costs

20.Adjacent properties
To the south of Obuasi are concessions owned by Asante Gold. Also, to the South is the Edikan Gold owned by Perseus Mining Ltd. To the north of Obuasi, is Asanko gold mine which is a JV between Asanko Ltd and Goldfields Ltd. The Homase concession which was previously owned by AngloGold Ashanti Ghana was taken over by Goldstone Resource in 2002/2003 and is still in operation.
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These adjacent properties do not have an important bearing on this report and no information from these properties was used.

21.Other relevant data and information
21.1Inclusive Mineral Resource
The majority of the Inclusive Mineral Resource is from underground sources with the surface sources (Anyinam and Gyabunsu-Sibi) constituting about 5% in terms of ounces of the inclusive Mineral Resource. The largest contributions are from Côte d’Or (all Inferred Mineral Resource), Blocks 2, 8, 10 and 11. The remaining blocks each contribute less than 10%. About 95% of Obuasi's total Mineral Resource comes mainly from underground sources.
Gyabunsu-Sibi models required an update in 2023 due to inadequate documentation and low confidence levels. Consequently, it was necessary to remodel and estimate these deposits.
Inclusive gold Mineral Resource

Obuasi		Tonnes	Grade	Contained gold
at 31 December 2023	Category	million	g/t	tonnes	Moz
Anyinam	Measured	—	—	—	—
	Indicated	2.72	4.48	12.20	0.39
	Measured & Indicated	2.72	4.48	12.20	0.39
	Inferred	4.18	4.62	19.33	0.62
Gyabunsu-Sibi	Measured	—	—	—	—
	Indicated	—	—	—	—
	Measured & Indicated	—	—	—	—
	Inferred	1.75	4.50	7.86	0.25
Above 50 Level - Block 1	Measured	—	—	—	—
	Indicated	6.40	6.57	42.06	1.35
	Measured & Indicated	6.40	6.57	42.06	1.35
	Inferred	1.07	7.29	7.84	0.25
Above 50 Level - Block 2	Measured	—	—	—	—
	Indicated	8.25	9.99	82.41	2.65
	Measured & Indicated	8.25	9.99	82.41	2.65
	Inferred	1.19	9.51	11.32	0.36
Above 50 Level - Block 8	Measured	4.30	8.81	37.86	1.22
	Indicated	11.27	5.28	59.48	1.91
	Measured & Indicated	15.56	6.25	97.34	3.13
	Inferred	1.07	6.99	7.50	0.24
Above 50 Level - Block 10	Measured	1.10	11.19	12.35	0.40
	Indicated	9.12	7.50	68.33	2.20
	Measured & Indicated	10.22	7.90	80.68	2.59
	Inferred	2.05	7.61	15.62	0.50
Above 50 Level - Adansi	Measured	—	—	—	—
	Indicated	2.64	12.87	34.03	1.09
	Measured & Indicated	2.64	12.87	34.03	1.09
	Inferred	1.75	10.95	19.11	0.61
Above 50 Level - Côte d’Or	Measured	—	—	—	—
	Indicated	—	—	—	—
	Measured & Indicated	—	—	—	—
	Inferred	16.73	8.72	145.79	4.69
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Above 50 Level - Sansu	Measured	1.86	8.13	15.16	0.49
	Indicated	4.15	5.44	22.61	0.73
	Measured & Indicated	6.02	6.27	37.76	1.21
	Inferred	0.94	5.92	5.55	0.18
Below 50 Level - Block 11	Measured				—
	Indicated	2.84	20.29	57.57	1.85
	Measured & Indicated	2.84	20.29	57.57	1.85
	Inferred	2.05	17.91	36.79	1.18
Below 50 Level - Block 14	Measured	—	—	—	—
	Indicated	0.47	9.00	4.19	0.13
	Measured & Indicated	0.47	9.00	4.19	0.13
	Inferred	2.59	8.98	23.24	0.75
Total	Measured	7.27	9.00	65.37	2.10
	Indicated	47.86	8.00	382.87	12.31
	Measured & Indicated	55.13	8.13	448.24	14.41
	Inferred	35.37	8.48	299.94	9.64
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. All figures are expressed on an attributable basis unless otherwise indicated. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
1.All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
2.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
3.The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material.
4.Property currently in a production stage.
5.Based on a gold price of $1,750/oz.
6.A metallurgical recovery factor of 88% was applied to the underground.
7.A cut-off grade of 1.07g/t was applied to the open pit, and a cut-off grade ranging from 3.79g/t to 4.49g/t (varying according to area) was applied to the underground.
21.2Inclusive Mineral Resource by-products
There are no Inclusive Mineral Resource by-products.
21.3Mineral Reserve by-products
There are no Mineral Reserve by-products.
21.4Inferred Mineral Resource in annual Mineral Reserve design
AngloGold Ashanti's planning process allows the use of Inferred Mineral Resource in Mineral Reserve determination and reporting as well as in our business planning. These two are closely aligned with the Mineral Reserve being a subset of the business planning process. It is important to note that in all AngloGold Ashanti processes, despite the use of Inferred Mineral Resource, there is never a conversion of Inferred Mineral Resource to a Mineral Reserve.
AngloGold Ashanti completes an Inferred Mineral Resource risk test on all plans. This involves setting the Inferred Mineral Resource grade to zero within the Mineral Reserve design (thereby considering a worst-case scenario whereby the Inferred Mineral Resource totally fails to deliver, and it is completely made up of waste). The Mineral Reserve design is evaluated with the Inferred Mineral Resource at zero grade, and if the design using Measured and Indicated Mineral Resource remains financially positive, it has been proven that the Mineral Reserve is robust enough to make a positive financial return and therefore satisfies the requirements of a Mineral Reserve.
With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 3% of the Mineral Reserve plan of 20 years. No Inferred Mineral Resource is considered in Mineral Reserve reporting.

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Inferred gold Mineral Resource in annual Mineral Reserve design

Obuasi	Tonnes	Grade	Contained gold
at 31 December 2023	million	g/t	tonnes	Moz
Above 50 Level - Block 1	0.11	8.19	0.93	0.03
Above 50 Level - Block 2	0.07	5.58	0.38	0.01
Above 50 Level - Block 8	0.05	7.47	0.41	0.01
Above 50 Level - Block 10	0.12	8.01	0.96	0.03
Above 50 Level - Adansi	0.08	4.19	0.32	0.01
Above 50 Level - Sansu	0.02	7.63	0.18	0.01
Below 50 Level - Block 11	0.15	21.70	3.19	0.10
Total	0.60	10.55	6.37	0.20
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21.5Additional relevant information
21.5.1 Tracking of the conversion of Inferred to Indicated Mineral Resource between years
AngloGold Ashanti evaluates the conversion of Inferred Mineral Resource to Indicated Mineral Resource on an annual basis. During 2022 and 2023, Sansu, Blocks 8 and 10 were drilled providing the basis for the block model updates. All three blocks, Sansu, Block 8 and Block 10 had some amount of Inferred Mineral Resource upgrades to Indicated Mineral Resource. Similarly, there were also upgrades from Indicated Mineral Resource to Measured Mineral Resource during the period. The conversion evaluation is presented below. For ounces, conversion rates of 46%, 43% and 14% were achieved in Sansu, Blocks 8 and 10 respectively.
The Mineral Resource to Mineral Reserve conversion rates for the three blocks were poor compared to previous years due to the limited drilling activities.
Inferred to Indicated Mineral Resource conversion for 2023

	2020			2021			2022			2023
	Tonnes (t)	Grade (g/t)	Gold (oz)	Tonnes (t)	Grade (g/t)	Gold (oz)	Tonnes (t)	Grade (g/t)	Gold (oz)	Tonnes (t)	Grade (g/t)	Gold (oz)
Block 8
Starting Inferred Mineral Resource	3,460,281	4.53	504,470	3,163,707	4.53	460,519	3,020,443	4.58	444,637	2,933,654	4.59	432,817
Resulting Indicated Mineral Resource (year+1)	296,574	4.61	43,952	143,264	3.45	15,882	86,789	4.24	11,821	-	-	-
Conversion between years (%)	9%	102%	9%	5%	76%	3%	3%	93%	3%	-	-	-
Cumulative conversion (%)	9%	102%	9%	13%	93%	12%	15%	93%	14%	-	-	-
Block 10
Starting Inferred Mineral Resource	5,310,066	5.72	976,343	5,088,524	5.54	906,426	4,731,191	5.49	834,987	4,665,898	5.48	821,641
Resulting Indicated Mineral Resource (year+1)	221,542	9.82	69,917	357,334	6.22	71,439	65,292	6.36	13,346	-	-	-
Conversion between years (%)	4.2%	171.6%	7.2%	7.0%	112.2%	7.9%	1.4%	115.8%	1.6%	-	-	-
Cumulative conversion (%)	4.2%	171.6%	7.2%	10.9%	132.8%	14.5%	12.1%	130.6%	15.8%	-	-	-
Sansu
Starting Inferred Mineral Resource	3,397,776	4.58	499,928	3,075,329	4.31	426,398	2,963,987	4.28	408,285	2,923,159	4.27	401,761
Resulting Indicated Mineral Resource (year+1)	322,448	7.09	73,530	111,342	5.06	8,113	40,828	4.97	6,524	-	-	-
Conversion between years (%)	9%	155%	15%	4%	117%	4%	38%	120%	46%	1%	116%	2%
Cumulative conversion (%)	9%	155%	15%	13%	144%	18%	38%	120%	46%	14%	141%	20%

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21.5.2 Reconciling mined Inferred Mineral Resource to Grade Control
AngloGold Ashanti reconciles the conversion of the Inferred Mineral Resource via grade control if it is not converted to Indicated Mineral Resource before it is mined. This is seen as the final standalone measurable point of the delivery of Inferred Mineral Resource. However, no Inferred Mineral Resource was converted directly to grade control during the two years assessed.
A typical S-N vertical section (in local coordinates) for Block 10 comparing the 2022 gold grade estimates (left) with the 2023 gold grade estimates (right) for an area upgraded from Inferred to Indicated Mineral Resource
21.5.3 Additional relevant information
There is no additional relevant information that has not already been included in this Technical Report Summary.
21.6Certificate of Qualified Person(s)
Eric Kofi Owusu Acheampong certificate of competency
As the author of the report entitled Obuasi, A Life of Mine Summary Report, I hereby state:
1.My name is Eric Kofi Owusu Acheampong. I am the Qualified Person for the Mineral Resource.
2.My job title is Senior Manager Geology.
3.I am a Chartered Professional member of the AusIMM (Australasian Institute of Mining and Metallurgy) with membership number 220644. I have a BSc Hons (Geological Engineering) degree and a MSc (Mineral Resource) degree.
4.I have 26 years of relevant experience
5.I am a ’Qualified Person’ as defined in Regulation S-K 1300.
6.I am not aware of any material fact or material change with respect to the subject matter of the report that is not reflected in the report, the omission of which would make the report misleading.
7.I declare that this report appropriately reflects my view.
8.I am not independent of AngloGold Ashanti plc.
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9.I have read and understood Regulation S-K 1300 for Modernisation of Property Disclosures for Mining Registrants. I am clearly satisfied that I can face my peers and demonstrate competence for the deposit.
10.I am an employee in respect of the issuer AngloGold Ashanti plc. for Obuasi for the 2023 Final Mineral Resource.
At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.
Douglas Atanga certificate of competency
As the author of the report entitled Obuasi, A Life of Mine Summary Report, I hereby state:
1.My name is Douglas Atanga. I am the Qualified Person for the Mineral Reserve.
2.My job title is Senior Manager- Mine Technical Services.
3.I am a professional member of the AusIMM (Australasian Institute of Mining and Metallurgy) with membership number 334391. I have a BSc (Mining Engineering) degree.
4.I have 15 years of relevant experience
5.I am a ’Qualified Person’ as defined in Regulation S-K 1300.
6.I am not aware of any material fact or material change with respect to the subject matter of the report that is not reflected in the report, the omission of which would make the report misleading.
7.I declare that this report appropriately reflects my view.
8.I am not independent of AngloGold Ashanti plc.
9.I have read and understood Regulation S-K 1300 for Modernisation of Property Disclosures for Mining Registrants. I am clearly satisfied that I can face my peers and demonstrate competence for the deposit.
10.I am an employee in respect of the issuer AngloGold Ashanti plc. for Obuasi for the 2023 Final Mineral Reserve.
At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.
22.Interpretation and conclusions
Unmitigated risks and uncertainties that could affect confidence in the Mineral Resource and Mineral Reserve estimates pertain to historical geological and survey data. The Obuasi mine has been in operation since 1897 and all available, appropriate data has been used for Mineral Resource and Mineral Reserve compilation. This includes the geological and survey data collected over several decades before the merger of AngloGold and Ashanti Goldfields Company Limited in 2004. The risk associated with the inclusion of this data has been mitigated by a comprehensive data validation project completed between 2015 and 2018 (for geological data) and by reduced Mineral Resource confidence (such as the downgrading of Indicated to Inferred Mineral Resource for Côte d’Or). The verification of historical data is an ongoing project and will continue as areas become accessible and further infill drilling and verification work becomes possible.
23.Recommendations
AngloGold Ashanti runs a comprehensive business planning process that is framed by the Company's Strategic Options process. This sets the mine budget requirements aligned to both the larger group and the necessities of the operation. The decisions that result from this process are ultimately approved by AngloGold Ashanti Executive Leadership, Business Unit Level management, and mine Senior management. While the Qualified Person is an intimate part of this process, they not make recommendations for the operation without it being part of the described framework.
24.References
24.1References
The references cited in the Technical Report Summary include the following:

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Publications:
Adadey, K., Clarke, B., Theveniaut, H., Urien, P., Delor, C., Roig, J.Y., Feybesse, J.L. (2009) Geological map explanation - Map sheet 0503 B (1:100 000), CGS/BRGM/Geoman, Geological Survey Department of Ghana (GSD). No MSSP/2005/GSD/5a
Allibone AH, McCuaig TC, Harris D, Etheridge M, Munroe S, Byrne D, Amanor J, Gyapong W (2002) Structural Controls on Gold Mineralisation at the Ashanti Gold Deposit, Obuasi, Ghana. Society of Economic Geologists Special Publication 9:29
Blenkinsop, T.G., Schmidt Mumm, A., Kumi, R., Sangmor, S., 1994, Structural Geology of the Ashanti Gold Mine, Geologisches Jahrbuch, D 100, 131-153
Clark, L., 1998. Minimising Dilution in Open Stope Mining with Focus on Stope Design and Narrow Vein Longhole Blasting. M.Sc. University of British Columbia, Vancouver, BC.
Davis, D. W., Hirdes, W., & Schaltegger, U. (1994). U-Pb zircon ages of granitoids from the Ashanti belt of Ghana and their bearing on the evolution of the belt: Discussion. Precambrian Research, 67(1-2), 179-182.
Hirdes, W., Davis, D. W., & Schaltegger, U. (1992). U-Pb zircon ages of granitoids from the Ashanti belt of Ghana and their bearing on the evolution of the belt. Precambrian Research, 54(3-4), 347-366.
John, T., Klemd, R., Hirdes, W., Loh, G., 1999. The metamorphic evolution of the Paleoproterozoic (Birimian) volcanic Ashanti belt (Ghana, West Africa). Precambrian Research 98, 11–30
Matthews, K.E., Hoek, E., Wylie, D., and Stewart, 1981. Prediction of Stable Excavation Spans for Mining at Depths Below 1,000m in Hard Rock. CANMET DSS Serial No: 0sQ80-00081., Ottawa, ON
Milési JP, Ledru P, Ankrah P, Johan V, Marcoux E, Vinchon C (1991) The metallogenic relationship between Birimian and Tarkwaian gold deposits in Ghana. Mineral Deposita 26 (3):228-238. doi:10.1007/bf00209263
Oberthür, T., Vetter, U., Schmidt Mumm, A., Weiser, T., Amanor, J.A., Gyapong, W.A., Kumi, R., Blenkinsop, T.G., 1994. The Ashanti Gold Mine at Obuasi, Ghana: mineralogical, geochemical, stable isotope and fluid inclusion studies on the metallogenesis of the deposit. Geologisches Jahrbuch D 100, 31–129
Oberthur T, Vetter U, Davis DW, Amanor JA (1998) Age constraints on gold mineralisation and Paleoproterozoic crustal evolution in the Ashanti belt of southern Ghana. Precambrian Research 89 (34):129-143. doi:10.1016/s0301-9268(97)00075-2
Perrouty S., Ailleres L., Jessell M., Baratoux L., Bourassa Y., Crawford B., 2012, New Field and Geophysical Evidence of Pre-Tarkwaian Deformation in the Southern Ashanti Belt, Ghana Implications for Gold Mineralisation, Precambrian Research, 204-205, 12-39
Schwartz MO, Oberthuer T, Amanor J, Gyapong WA (1992) Fluid inclusion re-equilibration and P-T-X constraints on fluid evolution in the Ashanti gold deposit, Ghana. European Journal of Mineralogy 4 (5):1017-1033
West African Exploration Initiative (WAXI) 2013). Stage II. Australia: AMIRA International Limited
Web References:
Multistage mineralisation of the giant Obuasi gold deposit, Ghana - Scientific Figure on ResearchGate. Available from: https://www.researchgate.net/figure/Geological-map-of-northern-Ghana-geology-and-locations-of-major-gold-deposits-modified_fig1_266375609 [accessed 26 Jan, 2021]
Intrusion-related affinity and orogenic gold overprint at the Paleoproterozoic Bonikro Au (Mo) deposit (Côte d'Ivoire, West African Craton) - Scientific Figure on ResearchGate. Available from: https://www.researchgate.net/figure/Geological-map-of-the-southern-part-of-the-West-African-Craton-modified-after-Milesi-et_fig1_333116695 [accessed 26 Jan, 2021]
Ghana Gold Production. CEIC Data. Available from: www.ceicdata.com/en/indicator/ghana/gold-production [accessed 26 October 2020]
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Ghana election: Nana Akufo-Addo re-elected as president. BBC News. 9 December 2020. Available from: www.bbc.com/news/world-africa-55236356 [accessed 21 June 2021]
Ghana Population (LIVE). Worldometers. Archived from the original on 5 July 2019. Available from: www.worldometers.info/world-population/ghana-population/ [accessed 22 June 2019]
Population of Ghana (2023). Worldometers. Available from: www.worldometers.info/world-population/ghana-population/ [accessed 10 November 2023]
Nana Akufo-Addo re-elected as president. BBC News. Available from: https://www.bbc.com/news/world-africa-55236356 [accessed 9 December 2020]
McFaralane, Helen; Armit, Robin; Ailleres, Laurent; Betts, Peter; Jessell, Mark; Ganne, J; et al. (2017). Crustal evolution and geodynamic setting of the Sefwi Greenstone Belt, WAC. Monash University. Poster. https://doi.org/10.4225/03/5a0fec5c61d87 [accessed November 18 2017]
Gold production in Ghana and major projects. GlobalData. Available from: https://www.mining-technology.com/data-insights/gold-in-ghana [accessed June 28 2024]
Gold output up 32% as country returns to top spot. B&FT Online. Available from: https://thebftonline.com/2023/06/12/gold-output-up-32-as-country-returns-to-top-spot [accessed on June 28 2023]
The World Bank in Ghana. The World Bank. Available from: https://www.worldbank.org/en/country/ghana/overview [accessed on 29 September 2023]
About Ghana. https://www.gipc.gov.gh/why-ghana [Accessed on 5 October 2023]
Internal Company Reports:
AngloGold Ashanti’s Guidelines for the reporting of the Mineral Resource and Mineral Reserve, Internal document.
AngloGold Ashanti’s Standard Mineral Resource and Mineral Reserve Reporting Group Standard, Internal document.
AngloGold Ashanti Group Mine Closure Planning Standard, 2023, Internal Document.
AngloGold Ashanti Group Mine Closure Planning Standard, 2014, Internal Document.
Boachie, A., 2007. Obuasi U/G Mine Density Project, 2007.
Chamberlain, V, 2020. Code for the Reconciliation of Produced Grade and Tonnage, June 2020 Revision No 3. Document Number CODE2020-267-2.
Crisp, S., 2018. Competent Persons Report, Mineral Resource of Obuasi Mine as at December 2018. Ulrich, S., Fougerouse, D., Miller, J., Jan 2013. Annual project report 2012 controls on the genesis, geometry and location of the Obuasi deposits, Ghana. Report produced for the Centre of Exploration Targeting (CET) project with AngloGold Ashanti Ltd.
Maritz, E., 2020. The Modelling and Estimation of Sulphur, Iron, Silica and Arsenic from pXRF data Obuasi Mine April 2020.
Obuasi Feasibility Study Final Draft January, 2015.
Obuasi Optimised Feasibility Study (P300), June 2016.
Project AKAN - Geotechnical Assessment Draft Report, January 2016.
AMC215039 Obuasi Geotechnical Review, May 2015.
SRK Consulting, Obuasi FS Underground Geotechnical Analysis Summary. Internal presentation for Anglo Gold Ashanti. 2UA043.003-Obuasi FS Study, 2015 (Draft).
Guideline for the calculation of Cut-off Grades, November 2014, Internal Document
PhD Thesis:
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Fougerouse, D., 2015. Geometry and genesis of the giant Obuasi gold deposit, Ghana. The thesis was presented for the degree of Doctor of Philosophy from the Centre for Exploration Targeting, School of Earth and Environment, The University of Western Australia.
24.2Mining terms

By-products: Any potentially economic or saleable products that emanate from the core process of producing gold or copper, including silver, molybdenum and sulphuric acid.
Carbon-in-leach (CIL): Gold is leached from a slurry of ore where cyanide and carbon granules are added to the same agitated tanks. The gold loaded carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.

Carbon-in-pulp (CIP): Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold.

Comminution: Comminution is the crushing and grinding of ore to make gold available for physical or chemical separation (see also “Milling”).
Contained gold or Contained copper: The total gold or copper content (tonnes multiplied by grade) of the material being described.
Cut-off grade: Cut-off grade is the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio.

Depletion: The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Development: The process of accessing an orebody through shafts and/or tunneling in underground mining operations.
Development stage property: A development stage property is a property that has Mineral Reserve disclosed, but no material extraction.
Diorite: An igneous rock formed by the solidification of molten material (magma).
Doré: Impure alloy of gold and silver produced at a mine to be refined to a higher purity.
Economically viable: Economically viable, when used in the context of Mineral Reserve determination, means that the Qualified Person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions.

Electrowinning: A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.
Elution: Recovery of the gold from the activated carbon into solution before zinc precipitation or electrowinning.
Exploration results: Exploration results are data and information generated by mineral exploration programs (i.e., programs consisting of sampling, drilling, trenching, analytical testing, assaying, and other similar activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit) that are not part of a disclosure of Mineral Resource or Mineral Reserve. A registrant must not use exploration results alone to derive estimates of tonnage, grade, and production rates, or in an assessment of economic viability.

Exploration stage property: An exploration stage property is a property that has no Mineral Reserve disclosed.
Exploration target: An exploration target is a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralisation for which there has been insufficient exploration to estimate a Mineral Resource.

Feasibility study: A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analyses that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A feasibility study is more comprehensive, and with a higher degree of accuracy, than a pre-feasibility study. It must contain mining, infrastructure, and process designs completed with sufficient rigour to serve as the basis for an investment decision or to support project financing. The confidence level in the results of a feasibility study is higher than the confidence level in the results of a pre-feasibility study. Terms such as full, final, comprehensive, bankable, or definitive feasibility study are equivalent to a feasibility study.

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Flotation: Concentration of gold and gold-hosting minerals into a small mass by various techniques (e.g. collectors, frothers, agitation, air-flow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an over-flowing froth phase.

Gold produced or Gold production: Refined gold in a saleable form derived from the mining process.
Grade: The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne (g/t) or ounce per short tonne for gold bearing material or Percentage copper (%Cu) for copper bearing material.

Greenschist: A schistose metamorphic rock whose green colour is due to the presence of chlorite, epidote or actinolite.
Indicated Mineral Resource: An Indicated Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve.

Inferred Mineral Resource: An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resource, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Mineral Reserve.

Initial assessment (also known as concept study, scoping study, conceptual study and preliminary economic assessment): An initial assessment is a preliminary technical and economic study of the economic potential of all or parts of mineralisation to support the disclosure of Mineral Resource. The initial assessment must be prepared by a Qualified Person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of Mineral Resource but cannot be used as the basis for disclosure of Mineral Reserve.

Leaching: Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon or direct zinc precipitation.
Life of mine (LOM): Number of years for which an operation is planning to mine and treat ore, and is taken from the current mine plan.
Measured Mineral Resource: A Measured Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Metallurgical plant: A processing plant constructed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, valuable by-products).
Metallurgical recovery factor (MetRF): A measure of the efficiency in extracting gold, silver or copper from the ore.
Milling: A process of reducing broken ore to a size at which concentrating or leaching can be undertaken (see also “Comminution”).
Mine call factor (MCF): The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.

Mineral deposit: A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the earth’s crust.
Mineral Reserve: A Mineral Reserve is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that, in the opinion of the Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. Mineral Reserve is subdivided in order of increasing confidence into Probable Mineral Reserve and Proven Mineral Reserve. Mineral Reserve is aggregated from the Proven and Probable Mineral Reserve categories. A Measured Mineral Resource may be converted to either a Proven Mineral Reserve or a Probable Mineral Reserve depending on uncertainties associated with modifying factors that are taken into account in the conversion from Mineral Resource to Mineral Reserve. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility).

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Mineral Resource: A Mineral Resource is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled. Mineral Resource is subdivided and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated or Measured categories. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material.

Mineralisation: The process or processes by which a mineral or minerals are introduced into rock, resulting in a potentially valuable deposit.
Mining recovery factor (MRF): This factor reflects a mining efficiency factor relating to the recovery of material during the mining process and is the variance between the tonnes called for in the mining design and what the plant receives. It is expressed in both a grade and tonnage number.

Modifying Factors: Modifying factors are the factors that a Qualified Person must apply to Indicated and Measured Mineral Resource and then evaluate in order to establish the economic viability of Mineral Reserve. A Qualified Person must apply and evaluate modifying factors to convert Measured and Indicated Mineral Resource to Proven and Probable Mineral Reserve. These factors include, but are not restricted to: mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.

Open pit mining: An excavation made at the surface of the ground for the purpose of extracting minerals, inorganic and organic, from their natural deposits, which excavation is open to the surface.
Ounce (oz) (troy): Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.
Pay limit: The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the sum of total cash costs, closure costs, Mineral Reserve development and stay-in-business capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).

Precipitate: The solid product formed when a change in solution chemical conditions results in conversion of some pre-dissolved ions into solid state.
Preliminary feasibility study (pre-feasibility study): is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified Person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product. A pre-feasibility study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a Qualified Person to determine if all or part of the Indicated and Measured Mineral Resource may be converted to Mineral Reserve at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable. A pre-feasibility study is less comprehensive and results in a lower confidence level than a feasibility study. A pre-feasibility study is more comprehensive and results in a higher confidence level than an initial assessment.

Probable Mineral Reserve: A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource.
Production stage property: A production stage property is a property with material extraction of Mineral Reserve.
Productivity: An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.
Proven Mineral Reserve: A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource and can only result from conversion of a Measured Mineral Resource.
Qualified Person: A Qualified Person, in respect of the Company's material properties, is an individual who is (1) a mineral industry professional with at least five years of relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) an eligible member or licensee in good standing of a recognised professional organisation at the time the technical report is prepared. Regulation S-K 1300 details further recognised professional organisations and also relevant experience.

Quartz: A hard mineral consisting of silica dioxide found widely in all rocks.
Recovered grade: The recovered mineral content per unit of ore treated.
Reef: A gold-bearing horizon, sometimes a conglomerate band, that may contain economic levels of gold. Reef can also be any significant or thick gold bearing quartz vein.
Refining: The final purification process of a metal or mineral.
Regulation S-K 1300: Subpart 1300 of Regulation S-K (17 CFR § 229.1300) which contains the SEC’s mining property disclosure requirements for mining registrants.
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Rehabilitation: The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Resource modification factor (RMF): This factor is applied when there is an historic reconciliation discrepancy in the Mineral Resource model (e.g. between the Mineral Resource model tonnage and the grade control model tonnage). It is expressed in both a grade and tonnage number.

Scats: Within the metallurgical plants, scats is a term used to describe ejected ore or other uncrushable / grinding media arising from the milling process. This, typically oversize material (ore), is ejected from the mill and stockpiled or re-crushed via a scats retreatment circuit. Retreatment of scats is aimed at fracturing the material such that it can be returned to the mills and processed as with the other ores to recover the gold locked up within this oversize material.

Seismic event: A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.
Shaft: A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.

Smelting: A pyro-metallurgical operation in which gold precipitate from electro-winning or zinc precipitation is further separated from impurities.
Stoping: The process of excavating ore underground.
Stripping ratio: The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Tailings: Finely ground rock of low residual value from which valuable minerals have been extracted.
Tonnage: Quantity of material measured in tonnes.
Tonne: Used in metric statistics. Equal to 1,000 kilograms.
Underground mining: The extraction of rocks, minerals and industrial materials, other than coal, oil and gas, from the earth by developing entries or shafts from the surface to the seam or deposit before recovering the product by underground extraction methods.

Waste: Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.
Yield: The amount of valuable mineral or metal recovered from each unit mass of ore expressed as grams per metric tonne.
Zinc precipitation: Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.
24.3Abbreviations and acronyms

°	Degrees
%	Percentage
$	United States dollars
AGA	AngloGold Ashanti
Au	Gold
cm	Centimetre(s)
DD	Diamond drilling
g	Grams
g/t	Grams per tonne
ha	Hectare
JV	Joint venture
kg	Kilogram(s)
koz	Thousand ounces
kozpa	Thousand ounces per annum
kt	Thousand tonnes
km	Kilometre(s)
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km2	Square kilometre(s)
ktpa	Kilo tonnes per annum
LUC	Localised uniform conditioning
m	Metre or million, depending on the context
m2	Square metre
m3	Cubic metre
m3/s	Cubic metre per second
mm	millimetre(s)
Moz	Million ounces
mRL	Metres relative level
Mt	Million tonnes
Mtpa	Million tonnes per annum
ppm	Parts per million
QA/QC	Quality Assurance/Quality Control
RCubed	Mineral Resource and Mineral Reserve Reporting System
RC	Reverse circulation drilling
RRLT	Mineral Resource and Mineral Reserve Leadership Team
SEC	U.S. Securities and Exchange Commission
25.Reliance on information provided by the registrant
Reliance on the information provided by the registrant includes guidance from the annual update to the Guidelines for Reporting. This guideline is set out to ensure the reporting of Mineral Resource and Mineral Reserve is consistently undertaken in a manner in accordance with AngloGold Ashanti’s business expectations and is also in compliance with internationally accepted codes of practice adopted by AngloGold Ashanti.
Included in this guideline are the price assumptions supplied by the registrant which include long-range commodity price and exchange rate forecasts. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages. AngloGold Ashanti selects a conservative Mineral Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.
Gold price
The following local prices of gold were used as a basis for estimation in the declaration as of 31 December 2023, unless otherwise stated:

	Local prices of gold(1)
	Gold price(1)	Australia	Brazil	Argentina	Colombia
	$/oz	AUD/oz(2)	BRL/oz(3)	ARS/oz(4)	COP/oz(5)
2023 Mineral Reserve	1,400	1,931	7,744	490,000	7,377,559
2022 Mineral Reserve	1,400	1,919	7,830	208,000	4,261,380
2023 Mineral Resource	1,750	2,447	9,309	612,500	8,422,242
2022 Mineral Resource	1,750	2,416	9,401	253,500	6,076,725
Notes:
(1) Considered over the period 2013 to 2023
(2) AUD is Australian dollars
(3) BRL is Brazilian real
(4) ARS is Argentine peso
(5) COP is Colombian peso
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